Form 20-F
period 2002-04-01
CORIMON C A
filed 2003-12-29
CIK 898778

As filed with the Securities and Exchange Commission on December 29, 2003

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: November 30th, 2002
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from April 1st, 2002 to November 30th, 2002
Commission file number: 1-11808

CORIMON, C.A.

(Exact name of Registrant as specified in its charter)

Bolivarian Republic of Venezuela

(Jurisdiction of incorporation or organization)

Calle Hans Neumann, Edificio Corimon, PH

Los Cortijos de Lourdes

Caracas, Venezuela

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
American Depositary Shares, representing Common Shares	New York Stock Exchange*
Common Shares, nominal value Bs 100.00 each	New York Stock Exchange*

* The American Depositary Shares have been suspended from trading on the New York Stock Exchange since May 8, 2003.  The Common Shares were not listed for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, nominal value Bs 100.00 each	753,683,548

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐        No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☐     Item 18  ☒

CORIMON, C.A.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION

INTRODUCTION

As used in this Form 20-F, unless the content otherwise requires, the “Company” or “Corimon” means Corimon, C.A. along with its consolidated subsidiaries. References in this Form 20-F to “U.S. dollars”, “dollars”, “USD”, “US$” or “$” relate to the lawful currency of the United States of America; references to “Venezuelan bolivars,” “bolivars” or “Bs” are to the lawful currency of the Bolivarian Republic of Venezuela. Financial data included herein have been derived, unless otherwise indicated, from and should be read in conjunction with, the consolidated financial statements of Corimon (the “consolidated financial statements”), which have been prepared in accordance with accounting principles generally accepted in Venezuela (“Venezuelan GAAP”). Significant differences found between Venezuelan GAAP, as applied to the Company, and U.S. GAAP when reconciling net loss and shareholders’ equity under Venezuelan GAAP to U.S. GAAP, relate to accounting treatment given to accounting for investments in affiliates, amortization of goodwill and deferred taxes (see Note 19 to the consolidated financial statements).

In August 1991, the Venezuelan Federation of Public Accountants issued the Statement of Accounting Principles No. 10 “Rules for the Preparation of Financial Statements Adjusted for the Effects of Inflation” (“DPC 10”), along with its amendment bulletins and technical publications (revised in 2001), which require the preparation of inflation-adjusted financial statements. The Statement allows for two adjustment methods: the Mixed Method and the General Price Level Method (“GPL”). Inflation-adjusted information is mandatory for all fiscal years as from 1996, with early adoption permitted.

The Company adopted the mixed method for the valuation of its fixed assets to prepare its inflation-adjusted consolidated financial statements. Under the mixed method, the consolidated financial statements are first restated based on changes in the GPL. Nonmonetary assets are subsequently restated based on current market values determined by independent appraisers for fixed assets. Current market values may differ from historical costs adjusted by the GPL as the former are specific prices and the latter are calculated based on average indices of general prices that measure the loss of the purchasing power of the bolivar. The “Result from holding nonmonetary assets” in equity includes the difference between current market values and the application of the GPL method.

There are significant differences between the rules of the “Comisión Nacional de Valores” (CNV) and DPC 10 as to the treatment of the effects of applying the mixed method. As required by DPC 10, the results from operations under the mixed and GPL methods should  be the same, whereas in accordance with CNV rules, depreciation of the fair market value of fixed assets is recorded directly in the results of operations.

As from 2002, Revised DPC10 sets out that the mixed method will only apply to inventories over six months old. At November 30th, 2002, Company average inventory aging does not exceed six months. For purposes of comparison only, in March 2002 the Company restated the financial statements for 2001 and 2000 to recognize the effects of applying the mixed method to inventories based on this new principle, with a resulting increase in the cost of sales and net loss for 2001 of approximately Bs 3,230 million and Bs 2,903 million, respectively (Bs 1,212 million and Bs 178 million, respectively for 2000) (see Note 2-r to the consolidated financial statements).

As of November 30th, 2002, the Company had a debit balance of approximately Bs 33,041 million (Bs 44,683 million and Bs 44,582 million at March 31st, 2002 and 2001, respectively). This amount includes approximately Bs 6,608 million (a debit balance of Bs 3,216 million and Bs 4,143 million, net of Bs 85,346 million offset -see Note 9 to the consolidated financial statements- at

March 31st, 2002 and 2001 respectively) arising from the restatement of fixed assets at current costs that reduced shareholders’ equity by this amount and from approximately Bs 39,649 million (Bs 41,467 million and Bs 40,709 million at March 31st, 2002 and 2001 respectively, net of 19,326 million offset -see Note 9 to the consolidated financial statements-), from calculation of depreciation expense at current costs.

All amounts shown throughout this Form 20-F are expressed in constant bolivars as of November 30th, 2002, unless otherwise indicated. Translations of certain constant bolivar amounts (monetary assets and liabilities) into U.S. dollars were made at the average daily exchange rate announced by the Central Bank of Venezuela on November 30th, 2002,  unless otherwise indicated, which was Bs 1,325.00 per $ 1.00.

Some of the statements made in this report are forward-looking in nature. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. The occurrence of the events described, and the achievement of the intended results, is subject to many factors, some or all of which are not predictable or within the Company’s control; therefore actual results or outcomes may differ materially from those anticipated in any forward-looking statement. These factors include those identified under the heading “Risk Factors” and elsewhere in this report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. Selected Financial Data.

The following table presents selected consolidated financial information for each of the periods indicated. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s consolidated financial statements, and their accompanying notes, included herein.

The Company’s consolidated financial statements have been prepared in accordance with Venezuelan GAAP, which differ in certain respects from U.S. GAAP. Note 19 of the consolidated financial statements provides a description of the principal differences between Venezuelan GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net loss and shareholders’ equity and certain other financial information.

As required by Venezuelan GAAP, the consolidated financial statements and selected consolidated financial information set forth below recognize the effects of inflation and restated information for prior years in constant bolivars of November 30th, 2002 purchasing power. Certain distortions occur in inflation-adjusted accounting when the bolivar inflation and devaluation rates are not equal. During the eight-month period ended November 30th, 2002, the inflation rate in Venezuela was 21.33%, but the devaluation rate of the bolivar with respect to the U.S. dollar was 48.13%. Given the disparity between the inflation rate and the devaluation rate, companies whose finished products are priced in U.S. dollars were unable to transfer the full effects of inflation to their finished goods and, therefore, experienced their operating margins decreased.

Differences between U.S. GAAP and Venezuelan GAAP

The accompanying consolidated financial statements were derived from the Company’s accounting records, which are prepared in accordance with Venezuelan GAAP, which differ in certain material respects from U.S. GAAP. (see Note 19 to the consolidated financial statements).

As used herein, “year” refers to the twelve-month period ending March 31st, whereas those periods ended November 30th, 2001 and 2002 are eight-month periods.

	Years ended March 31st					For 8-month period ended Nov. 30th
	1998	1999	2000	2001	2002	2001	2002
	(In million of constant bolivars at November 30th, 2002 purchasing power, except for per share and per ADS data)
Venezuelan GAAP:
Consolidated Income Statement Data

Net sales	150,513	112,466	88,890	107,803	102,878	80,176	73,949
Gross profit	49,335	39,421	24,265	24,038	23,328	19,920	19,585
Selling, general and administrative expenses	47,401	32,890	25,290	25,754	29,019	18,672	20,293
Operating income (loss)	1,934	6,531	(1,025)	(1,716)	(5,691)	1,248	(708)
Financial income (expense)	4,187	(1,290)	(3,208)	(3,497)	(3,314)	(1,934)	(4,644)
Income (loss) from ongoing operations	(11,073)	4,103	(5,966)	(10,178)	(6,280)	1,220	(4,991)
Income (loss) from discontinued operations, net of taxes and minority interests	3,338	(3,671)	(13,768)	(9,221)	—	—	—
Extraordinary item – Utilization of tax loss carryforward	12,884	—	—	—	—	—	—
Net income (loss)	(7,735)	431	(19,734)	(19,399)	(6,280)	1,220	(4,991)
Income (loss) per share from ongoing operations(1)	(16.84)	5.54	(7.92)	(13.51)	(8.33)	1.62	(6.62)
Income (loss) per ADS from ongoing operations(1)	(8,420.53)	2,768.18	(3,958.86)	(6,753.82)	(4,166.82)	809,56	(3,311.00)
Income (loss) per share from discontinued operations(2)	5.08	(4.95)	(18.27)	(12.24)	—	—	—
Net income (loss) per share	(11.76)	0.58	(26.19)	(25.75)	(8.33)	1.62	(6.62)
Extraordinary item per share	20.00	—	—	—	—	—	—
Weighted average shares outstanding (million)	657.5	741.1	753.5	753.5	753.7	753.5	753.7
Shares outstanding (million) (at year-end)	723.8	753.5	753.5	753.5	753.7	753.5	753.7
Consolidated Balance Sheet Data (year-end)
Total assets	357,330	290,263	222,504	191,300	168,466	177,442	184,588
Long-term debt	48,382	35,099	15,349	11,983	18,469	8,104	18,397
Capital Stock (Nominal)	72,381	75,349	75,349	75,349	75,368	75,349	75,368
Shareholders’ equity	192,261	151,532	116,867	88,388	82,044	86,285	89,315

Consolidated financial data under U.S. GAAP are as follows:

	Years ended March 31st					For 8-month period ended Nov. 30th
	1998	1999	2000	2001	2002	2001	2002
	(In million of constant bolivars at November 30th, 2002 purchasing power, except for per share and per ADS data)
U.S. GAAP:
Consolidated Income Statement Data

Net sales	150,513	112,466	88,890	107,803	102,878	80,176	73,949
Income (loss) from ongoing operations	(15,511)	12,213	(13,244)	(1,137)	(25,117)	8,858	(4,916)
Income (loss) from discontinued operations	6,735	(2,104)	(11,638)	(11,469)	—	—	—
Net income (loss)	(8,777)	10,109	(24,881)	(12,606)	(21,065)	8,858	(4,916)
Basic and diluted income (loss) per share from ongoing operations	(23,59)	16.,48	(17.58)	(1.51)	(33.32)	11,76	(6.92)
Income (loss) per ADS from ongoing operations(1)	(11,795.44)	8,239.78	(8,788.32)	(754.48)	(16,662.47)	5,878.00	(3,458.55)
Basic and diluted income (loss) per share from discontinued operations(1) (2)	10.24	(2.84)	(15.45)	(15.22)	—	—	—
Income (loss) per ADS from discontinued operations(2)	5,121.67	(1,419.51)	(7,722.63)	(7,610.48)	—	—	—
Basic and diluted net income (loss) per share	(13.35)	13.64	(33.02)	(16.73)	(27.95)	11.76	(6.92)
Net income (loss) per ADS(1)	(6,674.47)	6,820.16	(16,510.56)	(8,364.77)	(13,974.07)	5,878.00	(3,458.55)

Consolidated Balance Sheet Data
Total assets	365,772	282,447	218,291	185,644	160,773	171,100	173,787
Long-term debt	48,382	35,099	15,349	11,983	18,468	8,104	18,397
Shareholders’ equity	168,402	137,344	97,362	75,677	54,548	57,977	61,893

1)              The above information has been calculated retroactively on the basis of 500 common shares per ADS, since January 22nd, 2002 when the change of ratio approved by the CNV - National Securities Commission became effective (see Item 9A), as if the ADSs had been outstanding at such date. Income per share and ADS data was calculated on the basis of the weighted average shares outstanding for the period adjusted to reflect stock splits and stock dividends.

2)              Construcentro CRO, C.A. and Tiendas Montana, C.A. are considered discontinued operations.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

Country-related Factors:

The Company’s business is substantially conducted in Venezuela. Therefore, the Company’s results of operations and financial position have been and are expected to continue to be generally affected by inflation, exchange rates, interest rates, changes in government leadership and policy, taxation and other political, economic or developments in or affecting Venezuela.

Venezuelan political risk: Since 1958, Venezuela has had democratic governments elected by the people. However, two attempts were made in 1992 to overthrow the Government, but were quickly controlled by military forces. The current President, Hugo Chavez Frias, who led one of the 1992 coup attempts, was elected in December 1998 and took office in February 1999. In April 2002, after growing protests, President Chavez was himself subject to a governmental coup that lasted 3 days, and ended with his restatement as president on April 14, 2002.

The Government of President Hugo Chavez has implemented significant political changes. The Chavez Administration convened the National Constituent Assembly to draft a new Venezuelan Constitution. It took effect on December 30, 1999 and provided for a new “Citizen Power” branch in addition to the Executive branch, the National Assembly and the Supreme Court of Justice. On July 30, 2000, voters re-elected President Chavez, whose political party, the Fifth Republic Movement (MVR), also won 77 of the 165 legislature seats. President Chavez’s Government has relied heavily on his connection with the Venezuelan military, and there has been increasing controversy over the use of the armed forces in traditionally non-military roles. In August 2000, President Chavez announced his plans for broad economic reform for the promotion of private investment and economic growth. In November 2000, the Venezuelan Congress passed the Ley Habilitante (Enabling Law), which allows President Chavez to enact laws for a one-year period by decree. The Government has outlined several areas in which decrees will be made, including infrastructure and the financial sector that may affect foreign investment.

On November 13, 2001, President Chavez enacted forty-nine (49) laws under the Enabling Law, including the Hydrocarbons Law, Land and Agricultural Development Law, Fishing and Aquaculture Law, General Law of Marine and Related Activities, General Banking and other Financial Institutions Law, Partial Reform of Auction Law, and the Statute of Public Function Law. These laws are controversial and have been questioned because of their State-interventionist and undemocratic orientation. Together, these laws may affect present and future private and foreign investment and could jeopardize property rights. The Company does not conduct business in any of the areas directly related to these laws, so it has not and should not be affected by them.

The laws enacted in November 2001 under the Enabling Law has also been questioned by La Federacion Venezolana de Camaras y Asociaciones de Comercio y Produccion (The Venezuelan Federation of Commerce and Production Chambers and Associations) (“Fedecamaras”), the leading federation of trade and industry organizations. Fedecamaras asserted that these laws were approved without proper debate and without satisfying the consultative requirements for approving laws pursuant to the Organic Law of Public Administration and the National Constitution of 1999

The discontent produced by the laws enacted in November 2001 under the Enabling Law developed into massive public protests that have raised the level of political instability. Among the most important protest actions was the national strike on December 10, 2001. Organized by Fedecamaras, the strike received the support of all the important businesses sectors of the country (banking, commerce and industry) and paralyzed essentially all commercial activity that day. Additionally, some sectors have petitioned the Tribunal Supremo de Justicia (“Supreme Court of Justice”) for partial or total nullification of these laws. Specifically, La Federacion Nacional de Ganaderos (“Fedenaga”)(The National Federation of Cattle Breeders) filed a request for a nullification order against the Land and Agricultural Development Law, while Fedecamaras filed a nullification order against all of the laws approved under the Enabling Law. The National Assembly established a forum to discuss all the proposed reforms to these laws; in particular, Accion Democratica, an opposition political party, has asked for a vacatio legis (an extension of the time period between the enactment of a law and the date on which it becomes effective) for all the laws.

Discontent and dissidence against the current Government has been expressed in Venezuela and reflects not only dissatisfaction with the Enabling Law, but also with the management of economic policy and international relations and the increasing confrontational attitude of the President against diverse social sectors considered as key institutions, such as the Catholic Church, the media and the Confederacion de Trabajadores de Venezuela (“CTV”) (Confederation of Venezuelan Workers), the biggest labor union organization.

In early 2002, several active members of the armed forces and the National Assembly considered loyal to President Chavez, publicly expressed their dissidence with the Government. In the economic sector there is uncertainty regarding very important laws, particularly relating to taxation and social security matters. The political uncertainty in Venezuela has increased substantially in recent months. Specifically, tensions within the media, labor unions, management of PDVSA (Petróleos de Venezuela, S.A.) and industrial associations has intensified, leading to regular demonstrations both in favor of and against the Venezuelan Government.

In late February 2002 managers of PDVSA, who did not support the appointment of President Chavez loyalists to the company’s board of directors and increased government control of the company, participated in a work slowdown and began a strike on April 4, 2002.

On April 9, 2002, leaders of the CTV and Fedecamaras joined PDVSA’s strike, calling for a general strike that lasted three days and culminated on April 11, 2002 with a massive opposition march in Caracas. This event prompted dissident officers of the armed forces to intervene and ask President Chavez to resign. During the early hours of April 12,

2002 President Hugo Chavez, was forced out of office. A transitional government led by Pedro Carmona Estanga, head of Fedecamaras, replaced President Chavez. Mr. Carmona’s decision upon taking office to dissolve Venezuela’s elected National Assembly, as well as to fire members of the Supreme Court of Justice and revoke the package of controversial laws enacted in November 2001 pursuant to the Enabling Law in 2001, were met with severe domestic and international criticism. Under pressure from military forces loyal to President Chavez and public demonstrations in support of President Chavez, and as a result of the lack of support for Mr. Carmona from moderate factions within the military and the general public, Mr. Carmona resigned and President Chavez was reinstated as President on April 14, 2002. In a conciliatory move, President Chavez dissolved the recently installed board of directors of PDVSA.

The nationwide strike that took place during April 2001 did not have a significant impact in the Company’s business operations, since the highest sales volumes are registered from August to December each year.

Two days later, on April 16, some opposition leaders asked for a referendum on Chavez’s presidency so that the people could democratically decide if they wanted the current administration to continue leading the country;  while others were confident that the recently reinstated President was truthful about his call for dialogue and national reconciliation.

Despite Presidential assurances after the events of April 2002, the 49 laws enacted on November 2001 under the Enabling Law, have not been yet modified to eliminate those features that raised dispute among Chavez’s supporters and detractors.

Four months later, the Supreme Court of Justice overruled an ordered to open a trial on some of the military leaders of the failed coup. This decision caused violent clashes and demonstrations in Caracas. Protests and public manifestations of discontent began to occur rather frequently, and later on that year, at the beginning of December, a nationwide strike was called by both Fedecamaras and the CTV. PDVSA (Petróleos de Venezuela, S.A.) joined in.

The main objective of the stoppage was to persuade President Chavez to agree to early elections and peacefully solve the political crisis, but the Government assured that no voting would take place any sooner than August 2003 when the Constitution allows for a recall  referendum. Such voting has not yet been performed, and in mid October 2003, the Consejo Nacional Electoral – CNE (the national elections authority) set a plan that contemplated the collection, during late November 2003, of the required signatures for the Referendum and the execution of the Recall Referendum was set sometime in March 2004. Meanwhile, the OAS (Organization of American States) was trying to mediate in a dialogue between the Government and the opposition.

In order to avoid an oil shortage and to ensure that oil workers did not join the strike, National Guard troops were deployed at major petroleum refineries, and forced employees to show up for work. Mr. Ali Rodriguez, president of PDVSA, affirmed that the company was able to supply its domestic and foreign customers, but he warned that a prolonged strike involving the oil sector could devastate Venezuela.

By the end of January the nationwide strike started to fade due to the economic contraction and its effect on the population, the shortage of oil and the worldwide need for fuel facing a possible war at Iraq.

With many of its supporters facing bankruptcy, the opposition lifted the strike in the private sector on February 2nd, 2003.

Despite the length and intensity of the strike, utilities and basic services, such as electricity, water, transportation and health care, were never suspended or interrupted. The Company was affected to some extent by this strike because it cut short the Company’s sales season, since most of its sales occur between August and December each year. Estimated loss of sales for the month of December 2002 and  January 2003 were Bs 12,260 million (USD  9,252 million). In case the political/economic situation should once more become destabilized, the Company could become vulnerable to its effects, but would attempt to adjust its production and sales to minimize the adverse consequences.

There can be no assurance that the economic and political uncertainty, which has negatively affected the growth of the Venezuelan economy in the past, will not persist (for more information refer to sections “Importance of Oil Sector” and “Company-related factors”).

Impact of Inflation, Depreciation and Economic Activity in Venezuela: Government actions concerning the economy are likely to have an important effect on the financial position and results of operations of Venezuelan companies; the ability of Venezuelan companies to make capital expenditures, and the market price, liquidity and return on securities carrying Venezuelan risk.

Demand for paint and related products in Venezuela, as well as the Company’s results of operations and financial position, has been and is expected to continue to be affected by the state of Venezuela’s economy.

Description	2000	2001	2002	June 2003
GDP growth (%)	3.24	2.79	-8.88	-41	(1)
Bs/US$ (year-end)	699.75	758.00	1,403.00	1,600.00
Annual inflation (%)	13.43	12.28	31.22	15.35	(2)
International reserves (in million of US$)	20,451	18,522	12,003	16,874
Unemployment (%)	13.80	11.00	16.20	16.20

Source:  Banco Central de Venezuela

(1)   For the three months ended March 31st, 2003 with respect to the same period of calendar year 2002.

(2)   Accumulated inflation through June 30th, 2003.

Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation as measured by the Consumer Price Index or CPI, was 13.4%, 12.3% and 31.2% for 2000, 2001 and 2002, respectively, and as measured by the Wholesale Price Index, or WPI, was 14.1%, 11.2% and 37.9% for 2000, 2001 and 2002, respectively. Consumer and wholesale prices are expected to increase in 2003, fueled by currency devaluation. Consumer price inflation was approximately 5.5% in February, 2003, the highest monthly increase since June 1996, raising accumulated consumer price inflation for the first six months of 2003 to 15.35%. These high rates of inflation called for the Company to adjust its sales prices to maintain profitability and reduce the impact of the elevated cost of raw materials. There is no assurance that inflation will not keep increasing in the future, so it is possible that the Company will have to keep adjusting its prices in the seasons to come. The Company does not anticipate a substantial risk of a reduction in net sales due to such price adjustments because even if volume decreases, profitability margins are expected to remain unaffected.

Impact of Exchange Controls: On January 22nd, 2003 the Venezuelan Central Bank (BCV) suspended foreign exchange trading and announced it would implement an exchange control that was ultimately presented on February 5th. It set the bolivar’s value at Bs 1,596 a dollar for sales and Bs 1,600 for purchases. On January 21st, the last day of currency trading, the bolivar closed at Bs 1,853 per dollar for sales. The government also set top sale prices for essential goods and services, such as some food, medicines and rent.

The execution of this restricted exchange system would be managed by two institutions, the Venezuelan Central Bank, responsible for determining the amounts of foreign reserve that would be available to the public; and the newly created Foreign Currency Administration Commission (CADIVI),which would assign the foreign currency to any person or institution that complied with the regulations and procedures set by the Commission.

Foreign currency is available through CADIVI to import certain products considered to be essential, such as food, medicines, paper and some chemicals; no currency would be given to import goods not listed in the official reports issued by the Venezuelan Government. Importers have to give substantial proof of need, like a bill, a letter of credit or c debt confirmation, in order to be eligible to get the currency.

With regard to receivables, every national individual or corporation must report and sell to the Venezuelan Central Bank any foreign currency they collect from exports of goods and services during the time the Exchange Control regime is in place. This transaction would take effect at the official exchange rate of Bs 1,596 a dollar for sales.

It took CADIVI more than two months to deliver the first batch of foreign currency, and as of now, the exchange control is still effective. Up until late August 2003, the period of getting currency approval was something between three and four weeks, and only after this term, the currency delivery process could begin, taking itself another three to four weeks. During September, the Commission improved their mechanisms, making it possible to receive approval in 48 hours, while the time for receiving the currency remained unchanged.

As of July, 2003 Corimon had received from CADIVI less than 20% the amount it had requested to pay for raw material, and as of September 15th, 2003 this percentage had fallen to less than 10% the amount it had requested to pay for raw material, which has made it difficult for the Company to comply with its commercial commitments by relying only on government-provided currency (see section 10D for more information). The fact that the Company has to go through this process to obtain foreign currency has held back its production cycle to some extent, which has been partially compensated for with the utilization of other ways of obtaining currency such as the purchase of bonds issued by the Venezuelan Government which can be sold for foreign currency.

In July 2003, the Venezuelan Government issued a series dollar-denominated bonds to local investors that could be acquired in local currency and sold in international markets, giving investors the possibility of legally obtaining foreign currency without going through CADIVI’s process. The Company utilized this tool and bought about Bs 1,280 million (equivalent to USD 800,000 at the exchange rate of Bs 1,600/1US$) in late July for imports of raw material which amounted to approximately US$ 528,000. Once the bonds were released to the international market in early August 2003, they were no longer available in local currency.

No one can be certain when the exchange control would be lifted or if the bolivar will not continue to decline in value with respect to the U.S. dollar. Either one could adversely affect the financial position and results of operations of the Company and the market value of the common shares.

The following table shows certain information for the periods and dates indicated regarding the bolivar to U.S. dollar exchange rate based on the free market exchange rate expressed in historical bolivars per U.S. dollar:

Fiscal Year Ended	Period End		Average Rate (1)		Low	High
March 31st, 1995	170.00	(2)	163.20		115.10	197.02
1996	500.00		296.56	(3)	170.00	500.00	(4)
1997	478.25		473.69		464.25	483.00
1998	525.25		500.42		581.75	525.25
1999	583.75		565.81		525.00	583.75
2000	670.00		630.69		583.75	670.00
2001	707.75		692.65		670.00	707.75
2002	894.50		774.96		712.25	1,038.25
November 30th, 2002	1,325		1,385.54		838.75	1,600.00
April, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
May, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
June, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
July, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
August, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
September, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
October, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00
November 15, 2003	1,600.00	(5)	1,600.00		1,600.00	1,600.00

(1)          The average of the exchange rates on the last day of each month during the period.

(2)          Official Exchange Rate since July 9, 1994 until December 5, 1995.

(3)          The average exchange rate for 1996 results from averaging the official exchange rates of Bs 170 and Bs 290 for US$ 1 and using the Brady Bond exchange rate for the period December 11, 1995 - March 31st, 1996.

(4)          This reflects the Brady Bond Exchange rate, officially in effect on June 16, 1995.

(5)          Official Exchange Rate since February 5th, 2003.

Most of the Company’s liabilities are denominated in bolivars. The Company’s net liabilities denominated in U.S. dollars amount to US$ 27 million, of which nearly US$ 3 million corresponds to financial creditors that are currently involved with Corimon, C.A. in debt restructuring negotiations (see Note 8 to the consolidated financial statements). As of November 30th, 2002, these negotiations were in their final stage, and the entire US$ 3 million were finally restructured between February and June 2003. Bolivar devaluation or restrictions on the availability of foreign currency adversely affect the Company, but only to the extent of its indebtedness in U.S. dollars; this devaluation has had a material impact because it increases the Company’s dollar denominated liabilities in relation to the Company’s revenues, which are denominated in bolivars. Changes in the bolivar to the U.S. dollar exchange rate may also affect the dollar equivalent of bolivar prices of the Company’s Common Shares on the Caracas Stock Exchange and, as a result, most likely affect the market price of the Company’s American Depository Shares (ADSs) in the United States in the over-the-counter market (see section 10D for more information on the Venezuelan Exchange Control).

The Company does not currently utilize derivative instruments designed to hedge any market risk relating to the Exchange Control, or any other hedging activities.

Importance of Oil Sector: The oil industry plays a vital and predominant role in the Venezuelan economy. In 2002, this industry accounted for an estimated 25.34% portion of Venezuela’s GDP (approximately 48% of the Government’s total current revenues and 80% of the total value of Venezuela’s exports)

Consequently, the economic growth rate, the tax revenue level, government spending and government borrowing, and foreign exchange in Venezuela are significantly affected by oil prices and conditions prevailing on the global oil market. Any future economic downturn in the Venezuelan oil industry could negatively affect the economy and have adverse consequences on the Company’s financial position and results of operations.

Between 1997 and the first quarter of 1999, a market decline in international oil prices adversely affected the Venezuelan economy. During that period, Venezuela and other oil-producing nations realized lower per barrel oil prices than at any other time in the last ten years. The 1998 recession was the result of a decline in oil revenues, government spending cuts and decreased foreign and domestic private investment.

Since April 1999, international oil prices have increased partially due to production cutbacks mandated by the Organization of Petroleum Producing Countries (OPEC). The Government has announced its intention to back OPEC and continue to cut production accordingly.

The oil price increase has benefited the government budget. For the eight-month period ended November 30th, 2002, the average price of Venezuelan oil was US$23,44 per barrel. For budgetary purposes, the Government estimated the average price of oil for 2002 at US$ 18.50 per barrel. PDVSA is the state-owned oil company; it is also one of the Company’s clients.

Under the power granted to President Chavez by the Enabling Law, the Hydrocarbons Law was enacted in November 2001. This law ratifies the exclusive ownership rights of the state over PDVSA, the state oil company. Primary activities of exploration, extraction and storage will be reserved for state enterprises or companies in which the state has a majority stake. The law also reduces the maximum income tax rate for oil companies from 67% to 34%, but increases the production tax or royalty from 16.7% to 30% of the volume of extracted hydrocarbons, one of the highest in any oil-producing country.

According to the Venezuelan Oil Chamber, this New Hydrocarbons Law may limit the potential for foreign investments in the country’s oil sector mainly for three reasons. First, reserving exploration, extraction and storage for state-owned enterprises or those companies in which the state is a majority shareholder, will imply that all joint ventures and strategic alliances will require legislative approval (such as required by the Public Patrimony Safeguard Act and the Public Credit Act). Additionally, the National Assembly will have the right to modify the terms of any proposed joint venture or strategic alliance. These factors will limit investors’ willingness to participate in financing of Government-controlled projects. Under the law, privately owned companies will be allowed to operate in the refining sector but the Government will have the right to set prices of refined products sold in the domestic market. Third, it is not clear whether the Hydrocarbons Law will apply to those joint ventures that were already active at the time the law was enacted.

At the end of August 2003, Venezuela produced 2,616 million of barrels per day, 24% below budgeted levels, which indicates that the oil industry has not achieved its regular performance yet. With regards to exports, crude exports were about 81% of what was expected for August, and oil derivatives exports were calculated at 32% below estimates. This reduction was primarily caused by the nationwide strike that took place during the months of December 2002 and January 2003.

Although the Company is not directly dependent on the oil industry, it is partially and indirectly affected by developments in this industry because of the impact it has on the national economy. Accordingly the Company’s business may be materially adversely affected if political instability should continue to impact oil production levels in the future.

Company-related Factors:

The Company’s results of operations have been, are, and will be affected by the country’s economic environment. The Venezuelan political structure has undergone significant changes with certain economic consequences affecting all companies in the country, as well as private and foreign investment. Some indicators to consider are a Consumer Price Index (CPI) of 31.2% in 2002 with regards to 2001 and an 16.2% unemployment rate in 2002. These two trends together with political factors such as the exchange control will continue to affect the results of the Company’s operations. A significant portion of the Company’s revenues is represented by paint and related products sales. The purchasing power of Venezuelans is decreasing due to the above, and client demand for our products is also affected by them. As in every industry in the country, sales have diminished considerably, and in a drastic way, since December 2001 due to the political conflict. Furthermore, in February 2002 the Government’s economical announcements caused the bolivar depreciation to reach its highest level ever.

The Company and its Venezuelan subsidiaries have had to adopt certain measures, the most significant of which are:

•                  Rationalize use of production consumables and replace certain foreign suppliers due to import limitations on some products.

•                  As from February 2003, working hours were reduced in the subsidiaries of the paint and related products division in order to decrease personnel costs. Since March 2003 certain personnel of the packaging and inks division have been temporarily laid off due to the decrease in production. All these measures were taken in mutual agreement with employees.

•                  Adjusting product sale prices to new production costs resulting from the coming into effect of the currency exchange control and price control regimes while maintaining a profit margin that will at least allow recovery of operating costs. This price adjustment is within the market’s competitive margin (see Note 14 to the consolidated financial statements).

•                  Negotiating payment terms and conditions with suppliers and financial creditors.

However, the Company’s research and development strategy aims at continuously launching new and improved products, thereby allowing the Company to maintain its leadership in the Venezuelan market.

Competitors: In the paints segment, the Company has a 21% share of the Venezuelan market, although it has competition from many local, regional, national and international suppliers in terms of manufacturing, distributing and selling of coatings and related products.

In the packaging and inks segment competition comes mostly from national competitors. In the packaging segment Montana Gráfica-Convepal, C.A. is second in the Venezuelan market with a 13% market share; its main competitor is Rotoven with 27% market share; and Grafis, C.A. in the inks segment is third in the Venezuelan market with 15% market share, its main competitor is Sun-Chemical with a 19% market share.

Corimon, C.A. is the leading manufacturer and retailer of coatings and related products to professional, industrial, commercial and retail customers; however, its competitive position varies according to its products and markets. Technology, product quality, product innovation, breadth of product line, technical expertise, distribution, service and price are the key competitive factors for these segments.

In the paint stores segment, the Company is present throughout the country. Competitors include other paint stores, home centers, independent hardware stores and hardware chains. Product quality, service and price determine the competitive edge for this segment.

The chart below shows the market share of Corimon Pinturas C.A. and its main competitors in the Venezuelan paint markets:

Company(2)	Market Share(2)
Venezolana de Pinturas	22%
Corimon Pinturas(1)	21%
Solintex	18%
Others	39%

(1)   Subsidiary

(2)   Source: Asopinturas de Venezuela

The chart below shows the Venezuelan market share for the packaging division:

Company	Market Share(2)
Rotoven	40%
Montana Gráfica Convepal (1)	33%
Global-Print	6%
Colomural	4%
Others	17%

(1)   Subsidiary

(2)   Source: Clients and suppliers surveys.

The chart below shows the Venezuelan market share for the ink division:

Company	Market share(2)
Sun-Chemical	19%
Barnivenca	17%
Grafis,C.A.(1)	15%
Olin	11%
Qumitex	8%
Colquim	7%
Others	23%

(1)   Subsidiary

(2)   Source: Clients and suppliers surveys.

The chart below shows the Venezuelan market share for Cerdex, C.A.:

Company	Market share(2)
Cerdex(1)	42%
Cebra	35%
Fanabro	10%
Others	13%

(1)   Subsidiary

(2)   Source: Clients and suppliers surveys.

The chart below shows the Venezuelan market share for Resimon, C.A.:

Market	Company	Market share(2)
Coatings	Resimon(1)	50%
	Intequim	22%
	Resival	12%
	Flamuko	11%
	Others	5%
Plastic	Resimon (1)	60%
	Intequim	17%
	Import	16%
	Baker	4%
	Others	3%
Agglomerates	Resimon (1)	50%
	Intequim	27%
	Others	23%

(1)   Subsidiary

(2)   Source: Clients and suppliers surveys.

Losses in recent periods: The Company has incurred net losses in each of our last three fiscal periods.  For the 8-month period ended November 30, 2002 we reported a loss of Bs 4,991 million, and we reported losses of Bs 6,280 million and 19,399 million for the fiscal years ended March 31, 2002 and March 31, 2001, respectively. The Company’s management has devised a strategic plan (discussed in Item 5D) that seeks to mitigate the Company’s current situation, but there is no certainty as to the effectiveness of these measures, and to this point we are in no position to evaluate the effects they will have in the consolidated financial statements. Accordingly there is no assurance that we will be able to achieve profitability in future periods.

Ability to meet debt obligations: There is some interest and currency risk related to debt obligations, mainly because of the current Venezuelan political and economic situation, which could cause bank interest rates to increase. Additionally, there is an Exchange Control been executed at this moment, which once lifted could make exchange rates very volatile; any of these situations could make it difficult for the Company to meet its financial obligations. However, the Company believes that it currently has the financial resources to meet its debt obligations as they come due. The Company does not currently utilize derivative instruments designed to hedge any market risk relating to interest rate.

Lack of liquidity due to the ADR delisting: On May 8th, 2003, Corimon’s ADRs were suspended from trading on the New York Stock Exchange. Following this suspension, Corimon’s ADRs have been traded only on the Over-the-Counter Bulletin Board. This market provides significantly less liquidity than the NYSE and our ADRs have been thinly traded since being quoted on the Bulletin Board.  Therefore ADR holders may have difficulty selling their securities on favorable terms, or at all.

Different Corporate Disclosure and Governance: The securities and corporate laws in Venezuela differ from those in the United States in some aspects. Publicly available information about issuers of securities listed on the Venezuelan securities market is not as detailed as that information provided by public issuers in the United States or other countries. Also, the Venezuelan securities market is not so strongly regulated and supervised as the United States securities market. Venezuelan minority stockholders may have different rights under Venezuelan laws than they might have if they were minority stockholders of a American public issuer. See Item 10B for a discussion of specific differences between the rights of shareholders under the Company’s Articles of Incorporation and Bylaws and the rights typically afforded to shareholders of US issuers.

US shareholders may not be able to enforce civil liabilities against the Company: A number of the Company’s directors and executive officers are non-residents of the US, and all or a substantial portion of the assets of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated up on the civil liability provisions of the federal securities laws of the US. There is no assurance as to the enforceability in Venezuela, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities to the extent predicated upon the federal securities laws of the US.

Item 4. Information on the Company

4A. History and Development of the Company

Introduction:

Corimon, C.A. is a corporate group with seven operating subsidiaries divided into two major Strategic Business Units:

a)              Paint and Related Products: This division manufactures and sells paint, coatings and related products. The entities comprising this division are: 1) Corimon Pinturas, C.A. in Venezuela and 2) Sissons Paints Limited in Trinidad and Tobago, which produces paint and coatings for industrial, architectural, wood finishing, maritime and automotive markets and Cerdex brand paint brushes in Trinidad and Grenada; 3) Resimon, C.A., a chemical entity located in Venezuela that produces resin; 4) Cerdex, C.A. that produces brushes, paint rollers and related paint articles and is located in Venezuela, and 5) Tiendas Montana, C.A., a paint store franchise chain located throughout Venezuela where products from the group subsidiaries, Corimon Pinturas, C.A. and Cerdex, C.A. are sold.

b)             Packaging Material and Ink:  This division manufactures packaging material and ink for graphic art purposes. The subsidiaries in this division are: 1) Montana Gráfica-Convepal, C.A., which manufactures packaging material for various consumer product industries, and 2) Grafis, C.A., which manufactures ink for graphic art applications. Both subsidiaries are located in Venezuela.

The Company is an open stock corporation (“Compañía Anónima, (C.A.)”) under Venezuelan laws. Corimon, C.A. was incorporated June 14th, 1949 and it operates under the Bolivarian Republic of Venezuela’s legislation; specially, but not limited to, the Commerce Code, the Securities Market Law and the norms relating to the periodic or occasional information that must be submitted by those persons or entities under the National Securities Commodities control. Its Head Office is located at Calle Hans Neumann, Edificio Corimon, PH, Los Cortijos de Lourdes, Caracas 1010-A, Venezuela. The Company’s web site is www.corimon.com and its telephone number is (0058) 212-400-5530.

History:

Pinturas Montana, C.A. (currently Corimon Pinturas, C.A.) was founded in 1949 and was one of the first factories in the Venezuelan paint market. The entity was first named “Montana Fábrica de Pinturas” also known as Pinturas Montana. Its core business was the manufacture of high quality paint in Venezuela.

Ten years later, in 1959, Montana Gráfica-Convepal, C.A. became the second member of the group; later that same year, Resimon, C.A. was incorporated to supply resin to the Pinturas Montana, C.A. plant as a substitute for imported resin. From the beginning, Montana Gráfica-Convepal, C.A. and Resimon, C.A. were well identified as independent from Pinturas Montana, C.A. Once consolidated in the architectural market, Pinturas

Montana, C.A. penetrated the industrial, maintenance, wood, marine and automotive markets. Chrysler and General Motors were its first automotive clients.

The group extended its contribution to the country beyond the industrial sector by supporting culture and education through foundations and cultural centers created in 1959 as a means of improving and developing the Venezuelan standard of living.

In the early seventies, four new entities were incorporated in addition to the three already existing namely: Grafis, C.A., Cerdex, C.A., Adhesivos y Gomas de Venezuela, C.A. - Adgovenca and Minomet, C.A.

Pinturas Montana, C.A. introduced a new concept of industrial diversification by developing construction materials and ink. The group encompassed a total of 25 entities known as “Grupo Corimon (Corporación Industrial Montana).” New strategic business units were then incorporated to the diversity of entities comprising the Corimon Group including Frica in food and beverages. Corimon, C.A. shifted its main business strategy to non-related diversification.

Corimon listed its shares on the Caracas and Maracaibo Stock Exchanges in 1979 and its ADRs on the New York Stock Exchange in March 1993.

In 1993 Corimon focused on geographical diversity rather than business diversity; in this regard, Corimon’s activities shifted towards becoming a widespread multinational paint entity.

In 1994 Corimon strengthened its position with support from the most important and respected private entrepreneurs in Venezuela. That same year the Company focused on strengthening its paint business through nine of its entities: Montana, C.A., Pinco Pittsburgh, C.A., Wantzelius, C.A. (later Tiendas Montana, C.A.), Construcentro, C.A., Cerdex, C.A., Colorín, Sissons Paint Limited, General Paint Company and Standard Brands Paint LTD. Operations were expanded to Mexico, Colombia and the southeastern coast of the United States. Venezuelan, Argentinean and Caribbean operations were strengthened and increased.

A recession in Venezuela, as well as the unforeseen negative turnout of foreign investment decisions from previous years, that resulted in losses from non-domestic operations for fiscal year 1996, had an adverse effect on Corimon in 1995. As a result of these factors, the Company became highly indebted and faced liquidity problems.

During fiscal year 1996 Corimon initiated a debt restructuring and rescheduled almost all of its financial commitments. As part of the restructuring process, the Company’s lenders and trade creditors became shareholders in the Company, receiving an aggregate of over 78% of our total outstanding shares. Furthermore, Corimon decided to withdraw from the international market (keeping only Sissons Paints in Trinidad and Pinturas Montana C por A in the Dominican Republic) to focus only on profitable Venezuelan entities. Over the next two years, Corimon was run by its creditors; in 1997 a controlling interest was bought by a group of Venezuelan private-sector shareholders headed by Carlos Gill and Eduardo Gómez Sigala.

The new management implemented new strategies targeting three broad business units: 1) Paint and related products with its subsidiaries, Corimon Pinturas, C.A. (formerly Pinturas Montana), Resimon, C.A., and Cerdex, C.A. in Venezuela; Sissons Paints Limited in Trinidad and Pinturas Montana C por A in the Dominican Republic. 2) Hypermarket with its subsidiaries, Construcentro, C.A. and Tiendas Montana, C.A., both in Venezuela, and 3) Ink and Packaging with its subsidiaries, Montana Gráfica-Convepal, C.A. and Grafis, C.A., both in Venezuela.

During 2000 the subsidiary Tiendas Montana, C.A. established a franchise system and began transferring the management and marketing rights to the products manufactured by the paints and related products division to franchisees. In February 2000 the Board of Directors of this subsidiary approved the right of franchisees to use the Tiendas Montana, C.A. trademark by charging a single fee, whose amount would depend on the type of franchise, plus a percentage of gross sales. As of November 30th, 2002, more than 80 franchises have been granted.

In July 2000 Construcentro, C.A.’s assets were successfully sold to CATIVEN. Only the Construcentro trademark remained after the sale. Corimon’s liabilities were substantially reduced as a result.

In May 8th, 2003, Corimon ADRs were suspended from trading on the New York Stock Exchange. The NYSE reached its decision in light of the fact that the Company fell below the NYSE’s continued listing criteria for (1) average global market capitalization over a consecutive 30 trading-day period, and (2) total stockholders’ equity. Following this suspension, Corimon’s ADRs are being traded only in the Over-the-Counter Bulletin Board (the “OTCBB”), which is an inter-dealer securities market not conducted through a formal exchange.

Corimon’s present strategy is to direct all efforts to the paint and related products division and the ink and packaging materials division. Corimon has seven operating subsidiaries, six of them located in Venezuela: 1) Corimon Pinturas, C.A., a paint and coatings manufacturer; 2) Sissons Paints Limited, a paint manufacturer; 3) Resimon, C.A., a resin manufacturer; 4) Montana Gráfica-Convepal, C.A., a packaging material manufacturer; 5) Grafis, C.A., an ink manufacturer; 6) Cerdex, C.A., a brush and paint-related product manufacturer, and 7) Tiendas Montana, C.A., a franchise chain for product sales.

Information on Corimon’s subsidiaries and their position in the Venezuelan market is provided later in this document.

4B. Business Overview

Corimon is a corporate entity that manages seven operating subsidiaries whose activities fall under two major business segments: (1) Paint and related products and (2) Ink and Packaging materials. The discussion of the operations included in this section is based on gross results by individual companies, and does not include intercompany balances and transactions.

There are no specific governmental economic, fiscal, monetary or political policies or factors, other than disclosed in this document, that have materially affected, directly or indirectly, the Company’s operations or investments.

4B. 1) Paint and Related Products:

Corimon Pinturas, C.A.

Corimon Pinturas is a stock company (“Compañía Anónima”) incorporated in 1949 under Venezuelan Law, with a life term that expires in 2022. Its domicile is Av. Hans Neumann, Urb. Industrial El Bosque, Valencia, Edo. Carabobo, Venezuela.

Capital Expenditures:

In the last two fiscal years ended March 31st, 2001 and 2002 and the two last eight-month period ended November 30th, 2001 and 2002, Corimon Pinturas, C.A.’s capital expenditures amounted to USD 2.3 million as shown below:

	In thousand of USD
	Year Ended March 31st		For the eight-month period ended Nov. 30th
Assets	2001	2002	2001	2002
Buildings and facilities	46	83	78	8
Machinery and equipment	668	1,168	656	204
Office furniture	11	42	5	2
Transportation equipment	116	—	—	—
TOTAL IN THOUSAND OF USD	841	1,293	739	214
TOTAL IN MILLION CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	724	1,239	721	284

The main capital expenditures made in the last two fiscal years ended March 31st, 2001 and 2002 and the two last eight-month period ended November 30th, 2001 and 2002, include: 1) Project Titanium (November 2002) (USD 163,686); which allows for a change in the manufacturing process that reduces processing time by 40%; 2) the installation of three new dispersors that will permit the reduction of production slots to 500 gallons (November 2002) (US$ 15,000); 3) the connection of a 300 KVA transformer to stabilize energy supply and therefore extend the equipments’ useful life (November 2002) (USD 11,000); 4) Purchases of Color’s System machines (August 2001) (USD 588,000) to satisfy client demands; 5) a Sales Automation Plan (August 2001) for USD 80,695 to improve registration and processing of purchase orders and client payment; 6) the installation of seven label’s frontal application machines representing capital expenditures of USD 82,502 (October 2001), which machines will improve the speed and precision of the labeling process; and 7) Expansion of the finished products storage capacity by the installation of a canvas and metal awning (US$34,956) allowing to extend the products’ life cycle (November 2001). For fiscal year 2003, the Company plans to invest Bs 49 million (USD 30,625) in machinery and equipment.

Business Overview:

Corimon Pinturas, C.A. is engaged in manufacturing and selling top quality paint and coating products including finishes for architectural, industrial and marine maintenance, woodworking and automotive purposes, and original equipment uses.

Sales, Products and Markets:

In the last two fiscal years ended March 31st, 2001 and 2002 and the two last eight-month period ended November 30th, 2001 and 2002, sales for each market segment were comprised as follows:

	In thousand of US$
	Year Ended March 31st		For the eight-month period ended Nov. 30th
Market Segments	2001	2002	2001	2002
Architectural	39,297	37,558	32.390	17,232
Industrial and marine maintenance	5,826	5,546	4.388	3,307
Automotive finishes	4,376	3,780	2.998	2,156
Wood finishes	1,797	1,936	1.452	829
Original equipment	2,406	3,179	2.433	2,229
TOTAL IN THOUSAND OF USD	53,702	51,999	43,661	25,753
TOTAL IN MILLION OF CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	55,509	51,830	43,058	35,574

In the last two fiscal years ended March 31st, 2001 and 2002 and the two last eight-month period ended November 30th, 2001 and 2002, geographic distribution of sales within Venezuela was comprised as follows:

	In thousand of US$
	Year Ended March 31st		For the eight-month period ended Nov. 30th
Zone	2001	2002	2001	2002
Capital Region	20,520	19,852	13.121	10,168
Central Region (Llanos)	11,077	6,692	11.170	6,021
Occidental Region	8,661	9,869	5.766	3,478
Oriental Region	8,361	9,370	9.316	4,667
Andes Region	5,083	6,216	4.288	1,419
TOTAL IN THOUSAND OF USD	53,702	51,999	43.661	25,753
TOTAL IN MILLION OF CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	55,509	51,830	43,058	35,574

During the eight-month period ended November 30th, 2002 sales reached the amount of USD 25,753 million, which represents a 41% decrease with respect to the previous fiscal year (4% less than total market sales decrease, which was 45% for the same period), however, market share was 21%. There was a demand contraction during this period, as a consequence of the political situation and work stoppage in Venezuela, but Corimon Pinturas managed to place 3,539 gallons in the market.

In “season 2002  October 15th, 2002 – December 15th. 2002”, Corimon Pinturas was able to get advance payments against future customer purchases for USD 1.567 million that could be used to obtain raw material. In addition, more than 200 new clients were acquired through the “Pinco” products (paints for the architectural and industrial market) sales program via Cerdex, another Corimon, C.A. subsidiary. “Pinco” products are also sold through Tiendas Montana.

Some new products were incorporated during the eight-month period ended November 30th, 2002, including two low-cost varieties of paint that are sold in bags (“Trazos” and “Cubremax”), and two new products lines exclusive to Tiendas Montana: “Chicos” and For Kids. The aggregate cost of both installations was Bs 69 million (USD 52,075).

During the 8-month period ended November 30, 2002, the original equipment segment experienced a 15% reduction of sales in gallons relative to the same period in the prior year, due primarily to a 30% decline in car sales in Venezuela. In the wood finishes market sales registered a reduction of 41%, mainly caused by the market recession. Direct import of premium “nitrocelulosicos” sealers from our subsidiary Sissons Paints began during this period because it was more advantageous to import them than to produce them in-house, this strategy increased profitability by reducing operating expenses. In the automotive finishes market segment, sales for the eight-month period ended November 30th, 2002 declined by 30% as measured in gallons sold and 31% as measured in USD compared to the same period in the prior year. In October 2002, the Company started negotiations with PPG Industries Inc. to assist in overhauling the Company’s product line and distribution and strengthening the paint and coating segment. Even though this contract has not been formally signed yet, the parties have been performing the contemplated terms thereof since October 2002, with PPG providing technical assistance to Corimon Pinturas at a cost of Bs 60 million (USD 45,283) per year.

In the industrial and marine maintenance market, sales fell by 37% in gallons, due to a market contraction.

Market:

Corimon Pinturas, C.A. is present in the main five market segments comprising the general paint and coatings market, namely: architectural, industrial and marine maintenance, automotive finishes, wood finishes and original equipment.

The architectural market segment covers coating requirements for all types of structure surfaces. The industrial and marine maintenance market segment offers top quality coatings for special surfaces on machinery, maritime vessels and others. The automotive finishes market segment sells automobile coatings for repair and maintenance purposes. The wood finishes market segment offers a wide range of product lines to maintain and enhance wood surfaces. Finally, the original equipment market segment sells coatings to the automotive industry and other original equipment manufacturers.

Seasonality:

The architectural market segment constitutes Corimon Pinturas’ main market with 67% of its total sales. The behavior patterns of Venezuelan consumers are the main factor driving sales in this market segment. Venezuelans habitually paint and renew their houses, façades and interiors in the last few months of the year, making the paint business highly seasonal. Corimon Pinturas’ highest sales volumes are registered from August to December each year.

The chart below illustrates business seasonality in terms of quarterly sales:

	In thousand of US$
	Year Ended March 31st		For the eight-month period ended Nov. 30th
Months	2001	2002	2001	2002
April-July	10,879	11,312	11.308	8,112
August-November	30,014	32,351	32.353	17,641
December-March	12,809	8,336	—	—
TOTAL IN THOUSAND OF USD	53,702	51,999	43,661	25,753
TOTAL IN MILLION OF CONSTAT BOLIVARS AT NOVEMBER 30th, 2002	55,509	51,830	43,058	35,574

Raw Materials:

Sixty percent (60%) of the raw materials used to manufacture Corimon Pinturas paints and coatings are imported and the other 40% are supplied locally. One of the characteristics of imported raw materials is that their prices do not substantially increase over time compared with local raw materials and, therefore, planning for incidence of raw material costs on finished goods is better determined. However, the imposition of governmental controls with respect to currency exchange has made it difficult to obtain imported raw materials, which has affected the Company’s ability to meet production goals and comply with commercial commitments (See section 10D for more information regarding the Venezuelan Exchange Control.)

The origin and availability of imported raw materials is shown in the chart below:

Country of Origin	% of Imported Raw Materials	Days to Arrive
South America	5%	25
North America	81%	35
Europe	14%	60

Prices for local raw materials are more likely to fluctuate over time than imported materials, due to changes in the Venezuelan economy such as the inflation rate and currency exchange rates. Experience has shown that local prices for raw materials generally increase over time, and we expect this trend to continue. With regard to the availability of local raw materials, Corimon Pinturas’ Purchasing Department anticipates that local supply will meet its estimated requirements; it implements a policy that accounts for each raw material lead time so that supply can be optimized. In any case, the Company considers that prices for national raw material would not be prohibitively high as to interfere with production.

Marketing Channels:

Corimon Pinturas, C.A. sells its products through various distribution channels such as hardware stores (27%), wholesale merchants (34%), paint-related stores (23%) and commercial partners (16%). It has a total of 884 active clients. Wholesale merchant clients are those who maintain significant purchase volumes and receive a discount. They offer products in hardware stores or sell them to final consumers. Paint-related stores are those licensed to operate Tiendas Montana stores, in which every product sold is manufactured either by a Corimon subsidiary.

Financial Contracts:

In September 2002 Corimon Pinturas issued a promissory note to Provivienda E.A.P. for Bs 1,000 million with maturity in five years and monthly capital and interest payments, Corimon Pinturas, C.A. granted usufruct and first mortgage on real property for up to Bs 1,500 million. For the eight-month period ended November 30th, 2002, a total of Bs 31 million were paid as interest and Bs 8 million as capital. Likewise, in June 2000 Corimon Pinturas, C.A. issued promissory notes to a local bank for approximately Bs 3,500 million, consisting of three notes for Bs 1,000 million and one for Bs 500,000. They have a maturity of three years. These notes were issued at a 50% discount with a variable interest rate adjusted quarterly, based on market rates. Aggregate payments of Bs 56 million have been made since the inception of this loan.

Industrial Contracts:

Corimon Pinturas, C.A. and PPG Industries are in negotiations to enter into a technology transfer agreement pursuant to which PPG will provide information, know-how and technical assistance on paint manufacturing for the original equipment sector. In the event this agreement materializes, Corimon Pinturas, C.A. believes this would reinforce its position as the main supplier in Venezuela for MMC Automotriz (Mitsubishi and Hyundai) and General Motors of Venezuela, because Corimon Pinturas would become the only Venezuelan Company capable of producing the specialized type of paint that MMC and General Motors desire.

Market Share:

Corimon Pinturas, C.A. leads the Venezuelan paint market with a 21% market share.

Corimon Pinturas, C.A. relies on the “Asociación de Fabricantes de Pinturas, ASOPINTURA” (Paint Manufacturers Association) for information on Venezuelan paint manufacturers and sales to determine market share figures.

Property, Plant and Equipment:

Corimon Pinturas, C.A. currently owns two land parcels in Venezuela, one in Valencia, Carabobo State and the other in Charallave, Miranda State, covering 81,833 m2 and 100,000 m2, respectively.

The paint manufacturing plant is located on the land in Carabobo. Total plant production capacity is 12 million gallons per year and is utilized at 46% of its installed capacity during the off-season due to contraction in the paints market caused by the Venezuelan economic recession. Corimon Pinturas expects to operate at 80% capacity during the paint season of the last quarter of 2003, basically responding to market and client demand. Finished goods are warehoused close to the plant in a facility with a storage capacity of 600,000 gallons, where product is prepared to be distributed and sold.

The land located in Charallave is temporarily being used to warehouse finished goods and other materials.

Operating and Financial Review and Prospects:

Operating Results:

In the eight-month period ended November 30th, 2002 Corimon Pinturas generated operating income of Bs 2,052 million. This represents a decrease in sales of 17%, as compared to the same period in the prior year due mainly to decreasing sales resulting from the deterioration of the country’s economic and political situation after April 2002, creating high rates of inflation that deterred consumer’s purchase power. This caused the Company to redefine its production and sales goals and to implement a cost and expenses reduction plan in an effort to keep decreasing sales from affecting operating margins significantly. As a result, operating margins related to net sales increased by 3%.

Similarly, variable costs (raw material) went from 60% of net sales during the 8-month period ended Nov 30, 2001 to 56% during the eight-month period ended November 30th, 2002. During the eight-month period ended November 30th, 2002, the Company adjusted its sales prices according to the raise in production cost that came as a result of the devaluation occurred in February 2002, which was not done during the same period in the prior fiscal year.

Maintenance expenses diminished by Bs 139 million because of the effort put into keeping the operative capacity of the plant at its best level. Advertising costs were reduced by 55% (compared to the same period ended November 30th, 2001) by selectively using the most effective channels to reach our customers and personnel costs declined by Bs 1,437 million because the Company was forced to reduce its staff due to the country’s economic situation. Land freight costs showed a 24% reduction related to the decreased sales levels for our products.

Liquidity and Capital Resources:

a)              Internal and External Sources:

In July 2002, the Company applied a season plan consisting of the following payment conditions: 1) discounts were raised by five points if the client paid in advance, 2) the discount given at any stage was raised by two points, and 3) if the client finances its bill, we offer two payment options (30 and 60 days). This plan helped the Company keep its market share despite adverse macroeconomic conditions. The principal external sources of liquidity utilized by Corimon Pinturas were the issuance of two borrowings of Bs 1,600 million from Provivienda E.A.P. and Banco Canarias Banco Universal (see note 8 to the consolidated financial statements).

As of November 30th, 2002, working capital levels, which refer to accounts receivable and inventory less accounts payable to suppliers, were kept in balance, and the Company had assets for Bs 22,331 million to cover its obligations of Bs 11,579 million. Convertible assets are represented by inventories (Bs 10,121 million)  with a conversion cycle of approximately 51 days.

b)             Cash Flow:

During the eight-month period ended November 30th, 2002 Corimon Pinturas, C.A. generated operating cash inflow of Bs 33,207 million (USD 25,062,000) that was comprised of 73% revenue from sales to third party national clients, 25% sales to Tiendas Montana and 2% revenue from sales to companies within the Corimon group. Cash flow operating outlays reached Bs 30,058 million (USD 22,685,000), of which 56% was represented by raw material costs and 13% payroll expenses; non-operating cash income were Bs 3,076 million (USD 2,321,000) and non-operating cash outlays were Bs 5,525 million (USD 4,170,000) 59% of which relates to administrative services, loan principal payments and financing costs. Total cash flow for the period ended Nov 30, 2002 was Bs 550 million.

For the fiscal year 2002, negative cash flow reached the amount of Bs 217 million (USD 0.2 million), and cash inflows amounted to Bs 55,250 million (USD 59 million) where revenues from local clients were the main source of cash flow for 2002.

Total cash flow outlays amounted to Bs 48,627 million (USD 52 million). Operating expenses included Bs 24,335 million (USD 26 million) for raw materials, Bs 7,847 million (USD 8 million) for payroll and other employee-related disbursements, Bs 4,893 million (USD 5 million) for freight and customs fees, Bs 2,186 million (USD 3 million) for taxes and Bs 804 million (USD 2 million) for advertising expenses.

Research and Development, Patents and Licenses:

For fiscal year 2003, Corimon Pinturas plans to invest USD 150,000 destined to improve manufacturing processes, with an emphasis on reducing the production clusters to attain, in a more efficient manner, the new type of demand the Company is facing due to Venezuela’s current economic situation, which asks for smaller quantities of product.

During the previous three fiscal years the Company has invested about Bs 592 million in Research and Development activities that included the development of the following products: Grafi-Clean (an exterior paint that avoids graffiti stains), For Life (paint that is guaranteed to last about 15 years), Decomad, Impercoat (waterproof paint that protects the painted surface from water damage), Sea-Guard (protects boats form sea rust), Rust-Guard (paint that protects from rust), For Kids and paint sold in bags.

Corimon Pinturas, C.A. seeks strategic developments with its suppliers on an ongoing basis to improve technologies and maintain high quality products at lower costs.

Trend Information:

During the first two months of the eight-month period ended November 30th, 2002 there was a nationwide strike that affected sales significantly. In addition, we have been negatively impacted by the currency exchange suspension that began on January 22, 2003, setting a fixed exchange rate of Bs 1,600 per US Dollar. This situation forced us to implement price adjustments in order to maintain profitability. Another consequence of the currency exchange control is the possibility of delays obtaining imported in raw material supply stemming from the difficulty of obtaining foreign currency (see section 10D for more information).

Corimon Pinturas estimates that operating profit in USD for fiscal year 2003 will be Bs 10,010 million, due to a significant sales increase due to price adjustments in every market. The Company will emphasize on raising sales volume for class “A” products to increase profitability. To do so, Corimon Pinturas will invest Bs 893 million in advertising through different media. (See Item 5D for more information regarding trends).

Sissons Paints Limited

Sissons Paints Limited is a stock company (“Compañía Anónima”) incorporated on May 27, 1960 under Trinidad and Tobago Law, with an unlimited length of life. Its domicile is Light Pole #58, Uriah Butler Highway, Chaguanas, Republic of Trinidad & Tobago.

In July 2002 the Company’s Board of Directors approved a feasibility study on the geographic expansion of production and marketing operations of resins, inks, coatings and coating tools from its Sissons Paints subsidiary to the rest of the Caribbean and Central America.  The cost of this study, made by an external advisory firm, amounted to approximately Bs 329 million (equivalent to US$250,000), which was paid by the Company during the eight-month period ended November 30th, 2002 and is shown under General and administrative expenses. This study concluded that it would be suitable for Sissons Paints to expand its marketing and commercialization operations to other geographic markets mainly because of its advantageous location.

Capital Expenditures:

During the eight-month period ended November 30th, 2002, Sissons Paints sought to contain costs and meet market demands in the surface coating business while assessing its options in ancillary products. All capital expenditures have been fully financed by internally generated funds. A three fiscal year comparative is shown in the following chart:

	At March 31st,		At November 30th,
In thousand of USD	Year		For 8-month period ended Nov. 30th
Assets	2001	2002	2001	2002
Land and buildings	27	62	2	97
Plant, machinery and equipment (1)	186	206	136	203
Transportation equipment	-43	40	15	0
TOTAL IN THOUSANDS OF US$	256	308	153	300
TOTAL IN MILLION CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	258	335	139	398

(1)     The figure for Plant, Machinery and Equipment includes office furniture.

Sissons Paints Limited estimated capital expenditures for fiscal year 2003, as shown in the chart below, will provide for the expected new projects, in addition to machinery upgrade and maintenance:

Assets	In thousands of US$
Land and buildings	50
Plant, machinery and equipment	425
TOTAL	475

The Company anticipates that these expenditures will be met from internal funds flow. It is projected that the Grenada operations will be allocated USD 134,000 of the total budget while the Trinidad and Tobago operations will utilize the balance of USD 341,000. The above does not include the possible investment in the Resin Project which consisted in the implementation of a plant of resin-based products, but it still in its initial stage.

Business Overview:

Sissons Paints Limited was incorporated in the Republic of Trinidad and Tobago in 1960. It is engaged in manufacturing household and industrial paints in Trinidad and Tobago and Grenada, and also accessories at its Trinidad and Tobago plant. Its principal subsidiary is Sissons Paints (Grenada) Limited, a manufacturing and distribution company incorporated in Grenada, West Indies. Sissons Paints also has the following wholly-owned subsidiares:

•      Sissons Paints (Barbados) Limited (dormant), incorporated in Barbados, West Indies

•      Decorative and Industrial Painting Contractors Limited (dormant), incorporated in Trinidad and Tobago

•      Infinity Colour Shops Limited (active), incorporated in Trinidad and Tobago

Sales, Products and Markets:

Sissons Paints Limited manufactures and distributes architectural coatings in the following categories: water-based products, alkyd products, varnishes, primers, light industrial products, and wood finishes. In addition, it now produces Ink solutions and NC products, which are nitrocellulose-based products used for painting and treating wood and as a base for some types of ink, and has also commenced production of the Cerdex brand paint brushes, for sale throughout it present markets and also specific foreign markets within the Caribbean Basin.

In October 2003 there were seven Colour Shop Stores in Trinidad & Tobago, most of them located in Port of Spain, St. Agustine, Chaguanas and Marabella; one of these stores is owned and managed by Sissons Paints and the rest operates under a franchise scheme.

Market:

Sissons Paints Limited distributes locally in Trinidad and Tobago and Grenada and exports to the following countries and cities in Central and South America and the Caribbean: Jamaica, Antigua, St Kitts, St Vincent, St Lucia, Barbados, Belize, Guyana, Suriname and Margarita Island in Venezuela.

Revenues are distributed as shown in the chart below:

	At March 31st,		At November 30th,
In thousand of USD	Year		For 8-month period ended Nov. 30th
Market	2001	2002	2001	2002
Local Trinidad and Tobago	5,075	5,376	3,506	4,079
Local Grenada	2,359	2,100	1,309	1,540
Exports	1,109	1,371	760	1,306
TOTAL IN THOUSAND OF US$	8,543	8,847	5,575	6,925
TOTAL IN MILLION OF CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	8,444	8,318	5,322	8,932

Sissons Paints commenced shipments to mainland Venezuelan in March 2002 and achieved sales of USD 449,000 for the eight-month period ended November 30, 2002. These sales are included in the Exports figure above. Sales of locally manufactured paint brushes in the markets started in October 2002.

Seasonality:

In Sisson Paints’ principal markets, demand tends to peak during the last quarter of the calendar year (October - December), when 39% of the year’s total sales are realized.

Raw Materials:

Raw materials are imported from Europe (5%), the United States of America (36%), Central America (2%), South America (17%), Venezuela (34%, primarily from Resimon, C.A.), Far East (3%) and the Caribbean (3%). As a result of the work stoppage in late 2002 and early 2003, oil prices continue to adversely affect the prices of our raw materials. Sourcing of new suppliers and the re-negotiating of existing contracts are being employed in an attempt to deal with this situation.

Marketing Channels:

Local distribution channels are:

•             Direct sales to customers (including contractors and architects)

•             Distributors (Hardware merchants and Colour Shops)

Export distribution channels are:

•             Direct sales

•             Agents (both exclusive and nonexclusive)

Patents and Licenses:

Sissons Paints Limited does not manufacture under any license or patent. Its relationship with the Colour shops is conducted under a franchise arrangement, which includes exclusivity of sale products unless specifically approved by Sissons Paints Limited. Sissons also gets technological assistance from its affiliated company Corimon Pinturas in the industrial and maintenance market segment.

Market Share:

Sissons Paints Limited market share for the eight-month period ended November 30th, 2002 reached 30% in Trinidad and Tobago and 85% in Grenada. This market share is based on statistical information provided both by Sissons’ clients and by independent surveys the Company has required.

The company has continued its growth path which started six years ago. The following chart shows that for the last four fiscal years:

Period	Sales
(% Increase in USD)
Fiscal year 2000 vs. Fiscal year 1999	9.9
Fiscal year 2001 vs. Fiscal year 2000	9.7
Fiscal year 2002 vs. Fiscal year 2001	3.6
Fiscal year 2002(2) * vs. Fiscal year 2002 *	24.2

* For the eight-month periods ended November 30, 2002 and November 30, 2001

Based on external surveys, we believe that Sisson Paints’ products are very well respected in the marketplace and are in stronger demand than in previous years. This is the case even with the current proliferation of finished goods importation.

The fierceness of the competition over the above periods forced Sissons Paints to maintain the average level of prices.

Property, Plant and Equipment:

Sissons Paints has two operating plants, one located in the Uriah Butler Highway, Chaguanas, Republic of Trinidad & Tobago and the other one located in Grand Anse, St. George’s, Grenada. Although its equipment has served Sissons Paints well over the years, we consider it to be aged and a replacement program has been implemented to replace some dispersors and lab equipment, to improve competitiveness both in quality and cost. This project accounted for about USD 50,000, which were fully procured with funds from Sissons’ own operations and allocated throughout the eight-month period ended November 30th, 2002, period in which the project was completed. The main purpose of this project is not to increase capacity but to secure current production levels as well as quality. In Trinidad all fixed assets are owned by Sissons Paints except the land, which is under long-term lease from the government. In Grenada both the building and land are leased from a government agency.

Sissons Paints has a long-term property lease on the land where the Trinidad & Tobago plant is located. It is a government sponsored lease of ninety nine years (ending in  2057) at a yearly rental of USD 1.79. Sissons Paints also has a five-year lease on the building in which the Grenada plant operates at a yearly rental of USD 58,666.67. This lease terminates December 31st, 2003 but an agreement has been reached for its continuation for another five years.

The Republic Bank Limited of Trinidad and Tobago holds a lien on the fixed and floating assets of the operations of Sissons Paints Limited in Trinidad and Tobago as security under a USD 1 million credit facility issued in November 2002. Future income is expected to service this facility adequately.

The following summarizes the property and facilities utilized by Sissons Paints:

Assets	Trinidad		Grenada
Land (long-term leases in both countries)	11,380	m2	2,700	m2
Buildings:
Production	4,287	m2	892	m2
Warehousing	692	m2	174	m2
Administration	1,118	m2	198	m2

Each of Sissons Paints’ plants has a production capacity of 1 million gallons per year, operating in one shift per day. Total production levels for both plants are as shown in the chart below:

	Year Ended March 31st		For 8-month period ended Nov. 30th
	2001	2002	2001	2002
Thousands of gallons	781	765	434	663

Sissons Paints is concerned about environmental issues; it has installed solvent recovery equipment and a wastewater treatment plant, which are providing adequate adherence to the environmental requirements.

Operating and Financial Review and Prospects:

Operating Results:

Sales during the eight-month period ended November 30th, 2002 increased by 24% compared to the eight-month period ended November 30th, 2001, as a result of market expansion. Moreover, since prices have remained stable (as stated above) therefore the increase in sales revenue is due to the increase in sales volume that came as a result of the geographic expansion of the market. Our entry to the Venezuelan mainland market has also contributed positively, generating (6%) of total sales.

During the eight-month period ended November 30th, 2002 net income increased by 35% compared to the same period in the prior year, due to the increase in sales and a reduction in costs related to sales; similarly, operating income increased by 37% for the same period. Sissons Paints has benefited by the fact that the rates of exchange in its principal markets have been stable; also, since all foreign sales are conducted in US dollars the company experiences no negative foreign exchange exposure in connection with exports.

Liquidity and Capital Resources:

Sissons Paints’ liquidity position has remained strong. Most working capital requirements have been met from internally generated cash flow as well as from a USD 313,000 bank loan facility.

Sissons Paints also has an overdraft facility of US$125,000 available for working capital purposes.  Capital commitments expected for the next fiscal year are:

Thousand of US$
Building improvements - to enhance existing facilities	50
Machinery and equipment - to upgrade laboratory and manufacturing facilities	350
Furniture and equipment - replacements and upgrading including computer hardware and software	50

Research and Development, Patents and Licenses, etc:

Research and development policies aim at producing environmentally friendly products by reducing the amount of solvents in alkyd paints and eliminating the use of lead-based pigments in architectural paints.

Improvements to date have not involved any significant additional expenses, other than regular operating expenses.

Sissons Paints is not dependent on patents or licenses, industrial, commercial or financial contracts.

Trend Information:

Production capacity has increased during the eight-month period ended November 30th, 2002 as a result of the acquisition of additional production equipment. Management believes this will be adequate to meet immediate future requirements. The performance in the ensuing year has been acceptable to date and we expect to accomplish our projections for fiscal year 2003. Sissons Paints expects an increase in sales (as measured in gallons), of approximately 10%. See section 5D for more  information regarding trends).

Resimon, C.A.

Resimon, C.A. is a stock company (“Compañía Anónima”) incorporated on May 06, 1965 under Venezuelan Law, with a life term that expires on June 08, 2009. Its domicile is Carretera Flor Amarillo, Valencia.

Capital Expenditures:

During the last three fiscal years, capital expenditures were not material. The only capital expenditures made were those for repairs of machinery and equipment amounting to Bs 40 million (US$ 36,892), Bs 205 million (US$ 141,688) and Bs 205 million (US$ 159,300) for fiscal years 2001, 2002 and for the eight-month period ended November 30, 2002, respectively. These expenses contributed to enhancing the operating condition of the production areas.

Business Overview:

Resimon’s main activity is the manufacture and sale of synthetic resins oriented towards paints and coatings, plastics, and agglomerated and molding compounds. Resimon, C.A. also renders services that include preparing products for certain clients (Pequiven, Nalco and Copequim) utilizing raw material provided by these clients. This service is called “maquila”.

Sales, Products and Markets:

Resimon, C.A. participates in the coatings, plastics and agglomerates international and national markets. During the last three fiscal years, sales in the national Venezuelan market were as shown in the following chart:

	At March 31st,		At November 30th,
In million of USD	Year		For 8-month period ended Nov. 30th
Market	2001	2002	2001	2002
Coatings	14	14	13	7
Plastics	4	5	4	2
Agglomerates	5	3	3	2
TOTAL IN MILLION OF USD	23	22	20	11
TOTAL IN MILLION OF CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	26,762	24,880	19,565	15,387

Of these sales, 93% were concentrated in the Capital Region, 5% in the Oriental region and 2% in the Occidental Region of the country. In the exports market, Resimon’s sales reached Bs 2,015 million (US$ 2 million) for the eight-month period ended November 30, 2002, Bs 3,330 million (US$ 3 million) for the fiscal year ended March 31, 2002 and Bs

4,391 million (US$ 4 million) for the 2001 fiscal year. In the last three fiscal years export sales were distributed among Caricom – Caribbean Community (70%), the Andean Group (20%) and Central America (10%)

Seasonality:

Since Resimon, C.A. produces resins mainly for the coatings market, its sales follow the paints and related products seasonality in Venezuela, reaching its peak during the months from August through November. During this period, export sales to Venezuela can reach up to 65% of total annual sales for such market.

Raw materials:

Resimon obtains approximately 30% of its raw material supplies from domestic sources and approximately 70% are imported. The main domestic suppliers are Casanay Chemical, Servifertil, Copequim, OCV Trading, Countertrade, Petrofert and Pralca. As for imports, 32% are from the United States of America where the main suppliers are Shenectady, Paul Marsh, Oxyde and Degussa; 50% are from Europe, with the main suppliers being B.Veerednigde Oliefabrieken, Polialco and Perstop, and 18% from South America, where the main suppliers are Producciones Químicas, YPF and Oxiquim (see section 10D for more information).

Variations in the pricing of raw materials are linked to oil prices, since most of the resins used to manufacture our products are derivatives of the oil industry.

Marketing Channels:

Resimon, C.A. sells directly to clients in the national and export markets. Resimon, C.A. only makes use of three representative agents for exports to third parties, such as Asoquim in Ecuador, Shiloh Enterprise in Trinidad, and Química Comercial Andina in Colombia.

Patents and Licenses:

Resimon, C.A. has contracts with two of its clients, Pequiven and Benetech, for the manufacture of products on behalf of the customer under the concept of the “maquila” service. Pursuant to these contracts, the clients provide the raw material and Resimon, C.A. provides the manufacturing services needed to produce finished goods. The clients with whom Resimon has such contracts are: Pequiven and Benetech. Both these contracts are executed on a case-to-case basis, depending upon the needs of the client and they do not imply any commitment for Resimon other than converting the raw material into finished goods. Resimon is not dependent on these contracts since they do not represent a significant percentage of the Company’s income or production.

Resimon is not dependent on patents or licenses, industrial, commercial or financial contracts.

Market Share:

During the eight-month period ended November 30th, 2002,  Resimon, C.A. maintained its leadership in the Venezuelan resins manufacturing market with a market share of 50%, 60% and 50% in the coatings, plastics and agglomerates markets, respectively.

Resimon, C.A. determines its market share calculation and its competitors market share based on constant surveys made by its clients and by its own Sales and Marketing Department.

Government Regulations:

Some government regulations have had a positive effect on Resimon, such as the tax drawbacks, which allow companies to get taxes reimbursed. Every exporter has the option of registering itself at the Tax Administration and based upon to the products they export, receive a tax exception of up to 3,5% of the Freight-On-Board (FOB) value. Resimon, C.A, saved a little over Bs 15 million through this mechanism during the eight-month period ended November 30th, 2002. These regulations increased Resimon’s competitiveness of finished products overseas. The exchange controls imposed by the Venezuelan government have negatively impacted the Company, as described in Item 10D.

Environmental issues:

Resimon, C.A. operates in compliance with Venezuelan Environmental Laws and conducts constant research into developing innovative and effective methods to reduce environmental risks. In February 2001, an evaluation to assess Resimon’s compliance with these laws was conducted and revealed only two issues that Resimon is currently resolving satisfactorily.

Property, Plant and Equipment:

Resimon, C.A. owns a plant of 24,527 m2 located on 86,305 m2 of land located in Carretera Flor Amarillo, Valencia. The plant has an installed capacity of 70,000 metric tons of resin distributed over seven production areas with 25 reactors. The plant is utilized at 65% of its installed capacity.

Operating and Financial Review and Prospects:

Operating Results:

For the eight-month period ended November 30th, 2002 Resimon, C.A. registered sales of Bs 15,387 million, representing a 21% decrease with respect to the same period in the previous fiscal year; such decrease was due to the political and economical situation explained in item 3.D (Risk Factors), principally as a result of the high levels of inflation and the strong devaluation that depressed the resins market and contracted demand for Resimon’s products. Only through a cost and expense optimization plan, Resimon was able to limit its operating loss to Bs 148 million.

Liquidity and Capital Resources:

During the fiscal year ended March 31st, 2002 and the eight-month period ended November 30th, 2002, all capital resources were provided from operating activities, therefore Resimon did not engage in any financial debt. During fiscal year 2001 obtained loan proceeds in the amount of Bs 1,536 million from Banesco Banco Universal (formerly Unibanca Banco Universal) and issued a promissory note with Central E.A.P for a total of Bs 221 million.

a)              Cash Flows:

During the eight-month period ended November 30th, 2002 Resimon, C.A. generated operating cash inflow of Bs 21,334 million (USD 12,152,000), which was comprised 35% of revenue from sales to Corimon Pinturas, C.A., 52% of revenue from sales to unaffiliated parties in the Venezuelan market, and 13% of export revenue. Cash flow operating outlays reached Bs 14,783 million (USD 11,157,000), of which 87% was represented by raw material costs, freight, customs duties and payroll expenses; and non-operating cash outlays were Bs 1,716 million (USD 1,295,000) 90% of which relates to administrative services, professional fees and financing costs. At the end of the eight-month period ended November 30th, 2002 Resimon had a negative cash flow of Bs 398 million (USD -300,000). Resimon has a strong sales season between October 15th and December 15th, and collections from these sales take place during the month of January, thus the negative balance of the cash flow is offset with these collections.

During the fiscal year ended March 31st, 2002 Resimon, C.A. generated operating cash flow of Bs 30,387 million (USD 28,155,000), which was comprised 35% of revenue from sales to Corimon Pinturas, C.A., 57% of revenue from sales to unaffiliated parties in Venezuela, and 8% of export revenue. Cash flow operating outlays reached Bs 28,217 million (USD 26,256,000), of which 88% was represented by raw material costs, freight, customs duties and payroll expenses. Non-operating outlays added up to USD 2,348,000, 90% of which relates to administrative services, professional fees and financing costs. The negative net cash flow at the end of 2002 was Bs 396 million (USD -450,000). Resimon’s sales and collection cycle also apply in this case to compensate for the negative cash flow.

Finally, during fiscal year 2001 Resimon, C.A. generated operating cash flow of Bs 24,902 million (USD 29,273,000), which was comprised 36% of revenue from sales to Corimon Pinturas, C.A., 56% of revenue from sales to unaffiliated parties in Venezuela, and 8% of export revenue. Non-operating cash flow from corporate financing reached a total of Bs 2,056 million. Cash flow operating outlays were Bs 24,901 million (USD 29,390,000), of which 87% was represented by raw material costs, freight, customs duties and payroll expenses.

Research and Development:

The quality, research and development policies of Resimon, C.A. are based on the following strategies:

1.     Product innovation and improvement in order to meet the market’s changing needs.

2.     Assurance provided to clients as to the product being of top quality.

3.     Technical assistance to clients in respect of product application.

4.     Improvement of the production procedures in order to guarantee an optimal cost/value relationship.

Resimon has not have any major Research and Development activity during the last three fiscal periods.

Trend Information:

For fiscal year 2003 Resimon’s production is expected to be approximately 9,500 metric tons and sales estimates are near the 7,905 metric tons and a reduction of 11% in sales denominated in bolivars compared to the same period ending on November 30th, 2002, this reduction is caused by the market contraction and the reduction in demand. Costs and expenses policies, specially related to reductions in payroll and public services such as electricity, gas and nitrogen, will be implemented. Forecasts indicate that operating income is expected to increase significantly compared to the same period ending on November 30th, 2002, mainly originated by a price adjustment and keeping our costs controlled.

Cerdex, C.A.

Cerdex, C.A. is a stock company (“Compañía Anónima”) incorporated on August 7, 1962 under Venezuelan Law, with a life term that expires on August 7, 2012. Its domicile is Av. Hans Neumann, Urb. Industrial El Bosque, Valencia, Edo. Carabobo, Venezuela.

During the eight-month period ended November 30th, 2002 in an effort to reduce costs and achieve better results through synergy, Cerdex, C.A. and Resimon, C.A.’s Administrative Departments were combined. Also the Sales Department was separated from the storage and distribution of finished products.

Capital Expenditures:

Capital expenditures during the eight-month period ended November 30th totaled Bs 16 million (USD 12,000). With this investment Cerdex, C.A. was able to build molds for the elaboration of brush handles for a new product line . This also allowed Cerdex, C.A. allocated funds to increasing its production levels. Capital expenditures for the fiscal years ended March 31st, 2002 and March 31st, 2001, were Bs 234 million and Bs 79 million, respectively. Investment in capital expenditure that took place in 2001 and 2002 were entirely related to improvements in machinery and equipment.

Business Overview:

Cerdex, C.A. is engaged in manufacturing and selling paint tools and has three manufacturing lines: brushes, roller covers and circular and manual brushes. Its other activities include selling Cerdex’s registered brands of products such as spray paints, enamels and gum elastic (under the Deco brand), sandpaper and decorative ribbon (under the Flash brand). During the fiscal year ended March 31st, 2002 the illumination line was added to Cerdex’s commercialization activities, which involves the selling and distribution of various types of lamps that the Company had in storage from Construcentro’s remaining inventory.

Sales, Products and Markets:

Cerdex, C.A. provides product primarily to the construction and remodeling markets. Sales of the different product lines during the last three fiscal years are shown in the chart below:

	At March 31st,		At November 30th,
In thousand of USD	Year		For 8-month period ended Nov. 30th
Products	2001	2002	2001	2002
Brushes	2,559	2,830	2,288	1,132
Roller covers	1,001	1,265	1,033	470
Circular and manual brushes	190	181	119	61
Other	1,488	1,746	1,623	1,066
TOTAL IN THOUSAND OF USD	5,238	6,022	5,063	2,732
TOTAL IN MILLION OF CONSTANT BOLIVARS AT NOVEMBER 30th, 2002	4,204	4,544	4,972	3,870

National sales were geographically distributed as follows:

•    Central region: 40%

•    Occidental region: 30%

•    Oriental region: 30%

Seasonality:

Cerdex’s products are directed at the paints and related products market; therefore, sales peak in September, October and November, as during these months 45% to 50% of total sales are registered. This seasonality occurs because of factors similar to those explained for seasonality as regards Corimon Pinturas.

Raw materials:

Raw materials are derived 50% from local sources and 50% from imports, with the main suppliers at a national level being: Industrias Trasplaven, Técnica Monte Blanco, United Chemical, and Colomural de Venezuela. Ninety percent of imported raw materials are sourced from Asia and 10% from the United States with the main suppliers being Desco Deshulthes, Delbanco Meyer and Paul Marsh. Price volatility of national supplies is influenced by depreciation of the local currency.

Marketing Channels

Cerdex’s marketing channels are direct sales, merchandisers and franchises licensed by Tiendas Montana (a subsidiary of Corimon). Merchandisers account for more than 7,000 points of sale, direct sales account for over 1,000 points of sale and Tiendas Montana for about 80 points of sale.

Market Share:

During its 46 years Cerdex, C.A. has been a leader in the Venezuelan market for manufacturing and selling paint tools. At present, the Venezuelan market for brushes is distributed as follows: 42% to Cerdex, C.A., 35% to Cebra, C.A., and 10% to Fanabro.

The market share of Cerdex, C.A. is based on data obtained from the Sales and Marketing Department and through surveys made by Tecnica Monte Blanco which is a sole supplier in Venezuela of metallic parts for brushes.

Cerdex, C.A. is not dependent on patents or licenses, industrial, commercial or financial contracts.

Property, Plant and Equipment:

Cerdex, C.A. owns a plant of 3000 m2 located on land of 10,000 m2 in Valencia, Estado Carabobo, Venezuela. The plant production capacity is 3,300,000 units annually, distributed along three production lines: brushes, roller covers, and circular and manual brushes. The plant was utilized at 80% of its installed capacity.

The brushes product line has a production capacity of 2,000,000 units for its 35 product lines. This line includes operating equipment such as automatic head-assembly machines, an epoxy resin pump, brush head cutter, combing and cleaning/flirting machine, automatic trimming and handle assembly mailing machine.

The roller covers line has a production capacity of 1,100,000 units a year. It has thermal-fusion equipment that is unique in the country, as well as winder machines, fabric strips cutting machines and sewing and assembly machines. The circular and manual brushes line has a production capacity of 200,000 units and comprises automatic insert machines and cutting machines among others.

Cerdex, C.A. also has warehouses for raw materials and finished products, a dispatch area and administrative offices.

Operating and financial review and prospects:

Operating results:

For the eight-month period ended November 30th, 2002 Cerdex, C.A.’s total sales were 2.302 thousand units, yielding Bs 3,870 million (USD 2,732,000) compared to 3.082 units sold, which represented Bs 4,972 million (USD 6,023,000) for the same period in 2001. Operating income was Bs 316 million, compared to Bs 1,026 million for the eight-month period ended November 30th, 2001, caused by the Venezuelan political and economic situation and a 50% contraction in the construction segment cut demand for paint related products such as brushes and rollovers directly affecting the company’s sales.

Liquidity and Capital Resources:

During the eight-month period ended November 30, 2002 and the fiscal years ended March 31, 2002 and March 31, 2001, all financing sources were internal and Cerdex’s working capital has been sufficient to maintain its operations. Liquidity requirements have been fully financed by internally generated funds.

a)              Cash Flow:

During the eight-month period ended November 30th, 2002 Cerdex, C.A. generated operating cash inflow of Bs 4,910 million (USD 3,706,000) that was comprised of mostly sales of brushes and rollovers (60% of total sales). Cash flow operating outlays reached Bs 4.111 million (USD 3,103,000), of which 45% was represented by raw material costs and 27% payroll expenses, non-operating cash outlays were Bs 721 million (USD 544,000) 16% of which relates to administrative services paid to Corimon, C.A., professional fees, principal payments and financing costs.

Trend Information:

For fiscal year 2003 Cerdex, C.A. forecasts a material decrease in both production and sales due to country related factors and the forecasted economic recession that will lead to a contraction in the paint-related products market. (See section 5D for more information regarding trends).

Tiendas Montana, C.A.

Tiendas Montana, C.A. is a stock company (“Compañía Anónima”) incorporated on December 19, 1968 under Venezuelan Law, with a renewable life term that expires on December 19, 2008. Its domicile is Calle Hans Neumann, Edif. Corimon PH, Los Cortijos de Lourdes, Caracas, Venezuela.

Business Overview:

Tiendas Montana, C.A. acts as franchisor for a chain of retail stores that sells paints and related products and decorative accessories. The Tiendas Montana stores not only market the leading paint brands “Montana” and “Pinco” but also offer special technological services and support to help clients make their selection. As of November 2002 Tiendas Montana had more than 80 franchised stores all over the country and this number is constantly growing since the franchised stores have been proved to be a profitable business for the franchises that requires low investment.

Some of the major terms included in the franchise agreement are: the use of the name “Tiendas Montana” and the operation, promotion and advertising of the store under such name, which can’t be changed. It also implies the right to use the Tiendas Montana brand name and any other brand that could get incorporated by the Company as part of the franchise system. This agreement states a specific location where the franchisee can operate under the guidelines provided by the Company through constant counseling. Included in these guidelines are: sales prices, products and services offered, personnel training, customer service and advertising. Franchisees pay a fee that is calculated based on the amount of paint they acquire from Corimon Pinturas.

Sales, Products and Markets:

Tiendas Montana’s principal markets are architectural, industrial, wood and third party products (painting and decorative related products). The architectural market represents approximately 80% of income for each store, the industrial market represents 10%, the wood market represents 5% and finally, third party products represent the other 5%.

Products for the architectural market are indoor and outdoor paints of the Montana and Pinco brands, while those for the industrial market are directed at the industrial and construction segments. Wood market products are specially made for the protection and decoration of wood surfaces. The third party market products are mainly of the Cerdex, C.A. brand and include sandpaper, painting accessories, decorative ribbons and other. The stores are contractually obligated to sell exclusively Corimon’s products.

The principal income of Tiendas Montana C.A. is an initial fee of $5,000 and a 3% monthly fee over the total sales that every franchisee pays. The initial $5,000 fee is assigned to the local store’s standardization, which requires pre-established expenses that are fully covered by this fee. The other 3% fee over the total sales, once received by Tiendas Montana, is distributed as follows: 1.5% for advertising expenses and 1.5% for operating expenses. In addition, Tiendas Montana, C.A. earns a commission of 1.5% on purchases made by the stores from Corimon Pinturas.

Seasonality:

The seasonality of Tiendas Montana, C.A. is similar to that of Corimon Pinturas where sales peak in August through December each year.

Marketing channels:

The marketing channel for Tiendas Montana, C.A. is through direct sales to customers. The strategy is to cover all the national territory and make people aware of the advantages and products that the Tiendas Montana stores offer to their clients. As of November 2003 Tiendas Montana, C.A. had more than 80 franchised stores covering 90% of the Venezuelan territory. There is a high demand for Tiendas Montana franchise stores and, therefore, the number of stores over the country is constantly increasing.

Market Share:

Market share of Tiendas Montana, C.A. is calculated over the total sales of Corimon Pinturas. Tiendas Montana represents 25% of total sales of Corimon Pinturas. Additionally, market share for Tiendas Montana as a percentage of market coverage is approximately 24%, based on the total number of similar stores nationwide.

Tiendas Montana is dependent on the franchise agreements with its franchisees, and is not otherwise dependent on patents or licenses, or any industrial, commercial or financial contracts.

Property, Plant and Equipment:

Among its assets, Tiendas Montana, C.A. has 5 commercial locations used for the marketing and distribution of paints and related products. All of these sites are rented by franchisees and are shown in the chart below:

Place	Location	Area
Los Teques	Miranda State	275 m2
Guacara	Carabobo State	161.65 m2
Ciudad Bolivar	Bolivar State	170.36 m2
Indio Mara	Zulia State	200 m2
La Limpia	Zulia State	182 m2

Operating and financial review and prospects

Operating loss for the eight-month period ended November 30th, 2002 was Bs 8 million, compared to an operating loss of Bs 142 million for the same period ended November 30th, 2001; this improvement was caused by a reduction of Bs 60 million in advertising expenses, Bs 20 million in repair and maintenance, Bs 19 million in rent  and Bs 25 million in professional fees. Operating expenses were Bs 342 million, mainly represented by payroll and advertising expenses which amounted to Bs 194 million and Bs 76 million respectively; compared to a total of Bs 537 million, composed of payroll (Bs 199 million) and advertising (Bs 136 million) for the eight-month period ended November 30th, 2001. By March 31st 2002, all Tiendas Montana stores were franchised, in contrast to prior periods when Tiendas Montana, C.A. owned and managed some of the stores.

Trend Information:

By the end of the 2003 calendar year, Tiendas Montana, C.A. estimates it will buy from Corimon Pinturas Bs 15,000 million in paints, and franchisees will pay Tiendas Montana, C.A. a percentage of their total purchases, which we project will generate income of approximately Bs 480 million (USD 300,000) for such calendar year.

Among the new projects for 2003 is the launching of the Pinco chain of stores (trademark of Corimon Pinturas, C.A.) by Tiendas Montana, C.A. The proven success for the franchisees of the Tiendas Montana, C.A. franchises, which sell the Montana products, has led Tiendas Montana, C.A. to implement the same business model for the other brand of Corimon Pinturas, C.A. (Pinco).

By fiscal year 2003 Tiendas Montana expects to open 20 new stores, 8 of which will distribute Pinco products and the remainder Montana products.

4B. 2) Packaging and Ink:

Montana Gráfica-Convepal, C.A.

Montana Gráfica-Convepal, C.A. is a stock company (“Compañía Anónima”) incorporated on July 15, 1959 under Venezuelan Law, with a life term that expires on July 13, 2009. Its domicile is Carretera Nacional-Mariara, Edo. Carabobo.

The most relevant event during the eight-month period ended November 30, 2002 was the consummation of a commercial agreement with our strategic supplier E.I. Dupont de Nemours & Co. to manage the supply of polyester, one of our main raw materials, under a consignment contract. According to this agreement DuPont, would place between 40 and 60 tons of raw material in the Montana Gráfica-Convepal’s warehouse and the Company would pay for it as it was used, with a 90 days payment period. This agreement ended on February 2003 and DuPont did not renew it due to the Foreign Currency Exchange Control enacted by the Venezuelan government on February 5th, 2003.  Even though payments under the agreement were made in bolivars, DuPont acquired the raw material overseas and it was no longer profitable for them to continue carrying on a contract denominated in bolivars at the price levels contemplated in the agreement. The termination of this contract has not had a relatively significant impact on the Company’s ability to obtain polyester because the Company has continued to acquire sufficient quantities of polyester from DuPont, albeit at a higher cost than that which applied under the contract.

During this period, Montana Gráfica-Convepal, C.A. achieved a strong position as the main supplier for clients like Biggott (American British Tobacco), Nestle, Panamco, Parmalat, all of them leaders in their own Venezuelan markets. These clients constantly evaluate their suppliers and Montana-Grafica Convepal has been evaluated as “Approved” and “Qualified”, which are credentials only given to their main and best suppliers.

Capital Expenditures:

During the eight-month period ended November 30th, 2002 Montana Gráfica-Convepal, C.A. acquired a plotter (high resolution printer) to support the Design, Fotolito and Pre-Press departments. This equipment goes in line with the cylinder engraving system so it will help save time and costs by automating the process. This equipment was purchased for Bs 25 million (USD 18,868).

Another major capital expenditure was the moving of the lithography machine to the flexible plant. With this Bs 50 million (USD 37,736) investment, Montana Gráfica-Convepal was able to gather all its operations in the same area. In addition, approximately Bs 40 million (USD 30,189) were designated to repair and maintenance expenses.

For the fiscal year ended March 31st, 2002, capital expenditures were Bs 31 million (USD 18,113), and Bs 323 million (USD 186,416) of capital expenditure were incurred during fiscal year 2001. Investment in capital expenditure that took place in 2001 and 2002 were entirely related to improvements in machinery and equipment.

Business Overview:

Sales, Products and Markets:

Montana Gráfica-Convepal, C.A. manufactures a wide range of consumer products and industrial packing for the flexible and pliable markets. It also offers designing and pre-press services for the graphic arts industries.

Packing manufacturing is done following client specifications, and the Design and Pre-Press departments have state-of-the-art technology like the BARCO system (a particular hardware specially conceived for graphics design), which places the company as a leader in the Latin American market. In order to develop new products, the Technological Department is constantly participating in seminars and conferences related to the packing market and therefore has access to new technologies that allows it to analyze trends and its applications.

Montana Gráfica-Convepal, C.A. has not had any major Research and Development activity during the last three fiscal periods.

Sales for fiscal year 2001, 2002 and the eight-month period ended November 30th, 2002 were Bs 19,455 million (US$ 18.8 million), Bs 19,515 million (US$ 19.2 million) and Bs 16,615 million (US$ 12.5 million) respectively. The market segments for which Montana Gráfica-Convepal, C.A. manufactures flexible packing are shown in the chart below:

	At March 31st,		At November 30th,
	Year		For 8-month period ended Nov. 30th
Market segment	2001	2002	2001	2002
Food and beverages industry	44%	39%	39%	47%
Tobacco industry	23%	37%	37%	36%
Detergent industry	12%	2%	2%	2%
Other	21%	22%	22%	15%

National sales were geographically distributed as follows:

•    Central region: 88%

•    Occidental region: 12%

Principal export markets for the eight-month period ended November 30th, 2002 include Dominican Republic (60%) , Ecuador (10%), Trinidad & Tobago and Barbados (30%). For the eight-month period ended November 30th, 2002, national sales represented 96% of total sales (Bs 15,871 million) and exports 4% (Bs 744 million).

Seasonality:

Montana Gráfica has historically experienced constant sales over the year since its clients are mostly consumer product manufacturers. Montana Gráfica-Convepal, C.A. sells directly to its clients, mainly to: Nestlé de Venezuela, Owens Illinois, Cigarrera Bigott

(B.A.T.), Phillip Morris, Colgate Palmolive, Coca Cola de Venezuela (Panamco), Pepsi-Cola de Venezuela and Industria Láctea Venezolana (Parmalat).

Raw Materials:

Local raw materials represent 46% of our supply and are provided by recognized and reliable suppliers in the Venezuelan market such as: Holanda de Venezuela; Teleplastic; Venepal; Grafis, Sunchemical; Alucasa; Mampa, Owens Illinois and Polimeros del Lago.

Imported raw materials represent the other 54% with the main suppliers being: Rohm & Hass; Dupont; Alunasa and Bopp del Ecuador. Prices for imported raw materials are based on international references and follow worldwide trends but are also influenced by the Venezuelan bolivar/dollar exchange rate.

Marketing Channels:

Montana Gráfica-Convepal, C.A. manufactures products against orders placed by its clients and, therefore, uses the direct sales method.

Market Share:

Montana Gráfica-Convepal, C.A. has a market share of 33% in the Rotogravure market, and its second to Rotoven, C.A. which has a 40% market share. Montana Grafica-Convepal also participates in the flexible packing market, but it has only a small participation of the market, in which it has about 1% of market share. Montana Gráfica-Convepal, C.A. measures its market share through surveys made by clients and the distribution observed in the different markets where products are packed with flexible and pliable packing.

Montana Gráfica-Convepal, C.A. is not dependent on patents or licenses, industrial, commercial or financial.

Property, Plant and Equipment:

Montana Gráfica-Convepal, C.A. owns a developed parcel of land of 139,237.11 m2  located in Mariara. This land is utilized as follows:

1)     Raw material storage area

2)     Production area: where the different printing processes take place

3)     Ink storage area

4)     General warehouse for raw material

5)     Service and maintenance area

6)     Physics and chemical laboratories area

7)     Workshop

8)     Electric energy booth, water, gas, waste management and other services

9)     Sporting area

The manufacturing equipment comprises BARCO graphics, cylinder engraving machines, rotogravure printing machines, flexogravure printing machines, solvent based lamination machines, solvent-less machines, coating extrusion machines, coating wax machines, monolayer extruder machines, multilayer coextruders machine, two-layer coextruders, five-layer coextruders, slitters, rewinders, pouches and bag shaping machines, sheeters, embossing machines, labels slitting machine, guillotines, four colours roland printing machines, stamping molding  machines, moth guillotine machines and perforating machines.

The plant’s installed capacity is shown in the chart below:

Division	Installed capacity (monthly)	Used capacity
Flexogravure and rotogravure printing systems	10 million lineal meters	80%
Lamination	10 million lineal meters	60%
Extrusion and coextrusion	150 metric tons	80%
Metalization	150 metric tons	20%
Slitting and finishing process	750 metric tons	80%
Folding boxes	200 metric tons	80%

Operating and Financial Review and Prospects:

Operating results:

For the eight-month period ended November 30th, 2002 sales of Montana Gráfica-Convepal, C.A. amounted to Bs 16,615 million (USD 12,527,000) compared to Bs 13,886 million (USD 14,036,000) for the eight-month period ended November 30th, 2001. This increase in sales was mainly caused by an aggressive strategy of price reductions that allowed the Company to increase its market share levels.

Montana Gráfica’s production activity is 70% oriented towards a consumer products market, which allows it to maintain a constant production rhythm that is affected only by fluctuations in the client’s products sales. Tobacco industry represents 30% of Montana Gráfica’s net sales. Other clients of the Company include manufacturers of certain food products such as drinks, milk and dehydrated soups.

Liquidity, Capital Resources and Cash Flows:

Montana Gráfica-Convepal, C.A. operates with internal working capital generated from both national and import revenue sources without any need of external financing. The main source of internal cash flow is national sales, which constitutes 90% of total income. Accounts receivable represent 42 days of sales and even though working capital is sometimes insufficient, the good rotation of accounts receivable tends to revert this flaw.

Export sales to international clients such as Colgate Palmolive, Royal, Helados Bon are an additional source of cash flow.  The principal geographic markets for exports are the Dominican Republic, Ecuador, Trinidad & Tobago and Barbados.

a)              Cash Flow:

During the eight-month period ended November 30th, 2002 Montana Gráfica-Convepal, C.A. generated operating cash inflow of Bs 16,002 million (USD 12,077,000), compared to Bs 17,086 million (USD 19,106,51) and Bs 14,090 million (USD 21,029,850) for fiscal years ended March 2002 and 2001, that was comprised of mostly sales to the food, beverage and tobacco industry (83%). Cash flow operating outlays reached Bs 15.030 million (USD 11,343,000), compared to Bs 16,330 million (USD 18,261,112) and Bs 14,629 million (USD 21,834,328) for fiscal years ended March 2002 and 2001, of which 65% was represented by raw material costs and 15% payroll expenses, non-operating cash outlays were Bs 1,533 million (USD 1,157,000), compared to Bs 1,671 million (USD 1,868,604) and Bs 1,092 million (USD 1,629,850) for fiscal years ended March 2002 and 2001, 88% of which relates to professional fees, principal payments and financing costs.

For the eight-month period ended November 30th, 2002 cash flow reached an equilibrated closing balance of Bs 89 million.

Trend Information:

Montana Gráfica-Convepal, C.A. further positioned itself as a reliable supplier to its clients during the eight-month period ended November 30th, 2002, because the Company believes it has demonstrated its ability to provide clients with good quality products in an efficient manner. The packing market shows a trend towards lighter structures, which translates into less printed yardage.

Production and sales level have been negatively affected by the Venezuelan political and economical crisis, especially the high inflation levels that have eroded consumer spending power and the strong devaluation of the local currency that has impacted our access to raw materials, but profitability margins have risen due to price adjustments. For the next fiscal year, Montana Gráfica-Convepal, C.A. expects a 15% decrease in sales, as measured by tons sold, but nevertheless projects a 56%  increase in bolivars sold, due to price adjustments. It  also plans to maintain the achieved inventory conversion cycle in 45 days. (See section 5D for more information regarding trends ).

Grafis, C.A.

Grafis, C.A. is a stock company (“Compañía Anónima”) incorporated on March 27, 1981 under the Venezuelan Law, with a life term that expires on April 1, 2020. Its domicile is Carretera Nacional- Mariara, Edo. Carabobo.

During the eight-month period ended November 30, 2002 Grafis, C.A. created new formulas for its Rotogravure line., The most important such formula is Refal, which was conceived for Montana Gráfica-Convepal in response to its need for a more concentrated ink that yielded a better quality vs. cost ratio.

Business Overview:

Grafis, C.A. is a leader in the Venezuelan market for in inks for graphic arts manufacturing, marketing and distribution. It transforms raw material into finished products for applications in graphic designs printing on flexible packaging for food, beverages, and other home products. The main product lines that Grafis, C.A. sells are Flexogravure and Rotogravure and printing inks.

Sales, Products and Markets:

For the past three fiscal years Grafis C.A generated total sales were of Bs 3,788 million (USD 3,660,000) for the fiscal year ended March 31st, 2001, Bs 3,022 million (USD 2,969,000) for fiscal 2002 and Bs 2,468 million (USD 1,830,000) for the eight-month period ended November 30th, 2002. Sales composition for the last three years have been as follows:

	At March 31st,		At November 30th,
	Year		For 8-month period ended Nov. 30th
Market segment	2001	2002	2001	2002
Rotogravure	69%	75%	75%	75%
Flexogravure	31%	20%	20%	20%
Lithography	—	4%	4%	4%
Other	—	1%	1%	1%

Grafis’ clients target the consumer goods market primarily, which generally allows for Grafis, C.A. to have a constant level of sales throughout the year. Grafis’ main clients are: Montana Gráfica-Convepal, Rotoven, Inflevenca, Pavema Gráfica, Moore and Columural.

Seasonality:

Grafis, C.A. presents similar seasonality to Montana Gráfica-Convepal, C.A. as explained above, which has historically experienced constant sales over the year since its clients are mostly consumer product manufacturers

Raw Materials:

Most raw materials (approximately 90%) are imported and distributed by local suppliers and approximately 4% are bought directly from foreign suppliers. Our main suppliers are: Counter Trade, Distribuidora Prosequim, Holanda de Venezuela, Mapriquim, Centro Quimico, Quibarca, Lawter, Sun Chemicals, Akzo Nobel, Rohm & Hass and Sissons Paints Limited. Approximately 6% of raw materials are sourced locally and distributed by local suppliers; however invoices are charged in U.S. dollars. Therefore, exchange rates and international trends affect raw material costs (see section 10D for more information).

Marketing Channels:

Grafis, C.A. operates under a direct sales system for distributing and selling its products.

Market Share:

Grafis’ market share for the eight-month period ended November 30th, 2002 was as follows based on surveys and feedback from its clients:

In the Rotogravure line of production, Grafis’ market share reached 42% during fiscal year 2001 and 38% for fiscal years 2002 and the eight-month period ended November 30, 2002. Its main competitors in this line include Barnivenca and Colquim. With regard to the Flexo-solvent line, the market share for Grafis has been maintained at 12% since fiscal year 2001, and its principal competitors are Sun-Chemical, Barnivenca, Colquim and Quimitec.

This reduction in market share for Rotogravure was caused by the high price competition that took place during the period.

The chart below shows Grafis’ market share within the overall Venezuelan ink market as of November 30th, 2002:

Company	Market share(2)
Sun-Chemical	19%
Barnivenca	17%
Grafis,C.A. (1)	15%
Olin	11%
Qumitex	8%
Colquim	7%
Others	23%

(1)          Subsidiary

(2)          Source: Client and supplier surveys.

Grafis, C.A. is not dependent on patents or licenses, industrial, commercial or financial contracts.

Grafis, C.A. has not have any major Research and Development activity during the last three fiscal periods.

Property, Plant and Equipment:

As of May 2001, Grafis, C.A. moved its operations to Montana Grafica-Convepal, C.A.’s facilities, where it rents a total of 640m2 and it utilizes 62% of its installed capacity, which is 100 metric tons per month. The facility is divided into the following areas:

Production Area: The different ink manufacturing procedures are executed in this area, which is subdivided into flexogravure, rotogravure and oil. The equipment and machinery in this area comprises mills and mixers.

Raw Material Storage Area: Products such as pigments, chemical products, fillings, resins, waxes and cellulose acids are stored in a warehouse. There are other warehouses for the storage of finished products and a maintenance workshop.

Physical and Chemical Laboratories: The equipment in this area comprises cameras, ovens, analytic balances, electronic balances, inkometers, scatters, slide-testers, croma sensors, rub-testers, viscometers, phmeters, duxes and reftactometers.

Grafis’ property on Maracay, Estado Aragua still holds the industrial structure, the maintenance area, the parts warehouse and the administrative office. This structure is located in a land parcel (also owned by the Company) that covers an area of 11,935 square meters.

Administrative office area: covers 692.5 m2 and is conditioned with industrial furniture.

Operating and Financial Review and Prospects:

During the eight-month period ended November 30th, 2002, Grafis continued to be affected by factors that had a negative impact in prior periods, namely: a) the reorganization of the client portfolio in order to focus sales on those clients with better payment capacity, which allowed for an improvement on accounts receivable collection (123 days), but led to a reduction in the number of clients, causing a total sales decrease with respect to previous year, as measured by tons sold; b) the presence of international firms operating in the market with better payment options and lower prices and; c) the tardiness in payment showed by Montana Gráfica-Convepal, C.A. which also affected Grafis’ commitments with third parties, because the scarce raw materials obtained by Grafis were allocated to meet Montana Gráfica-Convepal’s demand.

For the eight-month period ended November 30th, 2002, sales reached Bs 2,468 million compared to Bs 2,104 million for the eight-month period ended November 30th, 2001, this increase was originated by price adjustments. Gross profit was Bs 357 million, compared to Bs 168 million for the eight-month period ended November 30th, 2001, mainly caused by price adjustments and keeping our costs controlled. Operating income was Bs 42 million, compared to an operating loss of Bs 182 million for the eight-month period ended November 30th, 2001. Improved results were achieved through an aggressive sales price increases that helped overcome the negative factors described in the preceding paragraph.

Liquidity, Capital Resources and Cash Flows:

Revenues from national sales are the main source of liquidity for Grafis, C.A.. For the eight-month period ended November 30th, 2002 the cash flow closing balance reached the negative amount of Bs 86 million.

a)    Cash Flow:

During the eight-month period ended November 30th, 2002 Grafis, C.A. generated operating cash inflow of Bs 2,081 million (USD 1,571,000) that was comprised of mostly sales to Montana Gráfica-Convepal (76% of total sales). Cash flow operating outlays reached Bs 2,147 million (USD 1,620,000), of which 70% was represented by raw material costs and 13% payroll expenses, non-operating cash outlays were Bs 98 million (USD 74,000) 94% of which relates professional fees, principal payments and financing costs.

Trend Information:

During the eight-month period ended November 30th, 2002 Grafis, C.A. consolidated its commercial alliance with Montana Gráfica-Convepal, C.A. and became its sole ink supplier, which guarantees sales and a cost reduction in distribution. For fiscal year 2003 Grafis expects to increase client portfolio and develop new formulas to meet the demand of a lighter structure in the packaging market, with regards to this matter Grafis has already signed exclusive contracts with some clients, and also by restructuring its sales department. (See section 5D for more information regarding trends).

4B.3. Affiliated Companies

Productora de Alcoholes Hidratados, C.A. (Pralca)

Pralca has a plant located in Zulia State, Venezuela, which produces ethylene oxide and ethylene glycol.

 In January 1999, the Company had acquired shares representing a 10% interest pursuant to its obligations to the International Finance Corporation (IFC) under a put option agreement. Such shares were acquired at a total price of US$15,425,008; the effects of which were reported up to March 2001 as investments with the related obligation recorded under Loans and other debt. Corimon does not currently have any ownership participation in Pralca.

At March 31st, 2001, the Company’s equity in Pralca, including the put option amount and Pralca’s cash requirements for 2000 of approximately Bs 2,879 million, amounted to approximately Bs 58,249 million. As a result of the agreement entered into by the shareholders of Pralca in 1990, until July 1997 the Company provided Pralca with cash of US$9,224,000 (Bs 4,402 million in historical amounts at their date of contribution) in the form of subordinated loans, of which no amount remains outstanding.

In the past, the Company set aside a provision for the full amount of its 16% share in Pralca’s capital stock and for the balance of its loans receivable (subordinated loans), including cash contribution amounts made to Pralca in 1998 and 1999 of approximately Bs 1,415 million (approximately US$1,400,000).

In 1997 the Company initiated conversations with Pequiven (shareholder of Pralca) to terminate the Company’s role as a shareholder of Pralca. Up to 2001 its principal shareholders were Petroquímica de Venezuela, S.A. (Pequiven) with a 49% interest, Olin Corporation with 25% and the Company with a 16% interest. In October 2001 Pralca, the Company, Pequiven, Olin Corporation and IFC entered into agreements, which among other things, ended the sponsorship agreement and the put option and exchanged settlements of each and every obligation derived or derivable from agreements entered into with IFC. Based on these agreements, in October 2001 Corimon transferred fixed assets to IFC of approximately Bs 18,460 million and liabilities of approximately Bs 24,387 million and paid IFC US$ 2,000,000 (equivalent to approximately Bs 1,606 million). Corimon’s share ownership was transferred to Pequiven as a result of these agreements. These transactions gave rise to a net gain of approximately Bs 3,978 million in constant amounts at November 30th, 2002, which is reflected in the financial statements under “other income (expense), net.”

During the eight-month period ended November 30, 2002, the Company  paid fees of approximately Bs 152 million (US$ 100,000) related to financial and administrative assistance received by the Company with regard to the transactions explained above; such amount is reflected in the financial statements under “selling, general and administrative expenses”.

4B.4. Discontinued Operations

Until the year 2000 Tiendas Montana, C.A. was dedicated to the sale of paints and home decoration. At that time, Tiendas Montana established a franchise system in which it transferred to independent franchisees the administration and sale rights for products manufactured by the paint and related products division of Corimon. At November 30, 2002, there were 81 franchise shops.

In February 2000 the Board of Directors of Corimon approved the sale of all assets owned by the subsidiary Construcentro CRO, C.A. and in June 2000 the Company entered into an agreement to deliver assets of the subsidiary amounting to approximately US$39,500,000 to settle liabilities. The Company retained trademark ownership. The sale, finalized in September 2000, was eventually settled for US$33,500,000 since real estate included in the agreement was not sold, thereby causing a reduction of US$6,000,000 in the amount of the sale. The effects of this transaction on the statement of income are included under Loss from discontinued operations, net of taxes and minority interests. The subsidiary Construcentro CRO, C.A. continued commercial operations until August 2000 and administrative operations until March 2001.

Up to 2000 the subsidiaries Tiendas Montana, C.A. (engaged in marketing activities) and Construcentro CRO, C.A. together constituted the hypermarket division. Accordingly, management considered that the operations described above represented the disposal of a segment. A summary of the financial information of the hypermarket division for the year 2001 is presented in the chart below (see Note 1 to the consolidated financial statements):

Fiscal year ended March 31st, 2001
(Million of constant bolivars at November 30th, 2002)
Statement of income data:
Net sales	15,933
Gross profit	2,480
Operating loss	(6,315)
Net loss	(9,221)

Governmental Regulation:  There is no governmental regulation, other than those disclosed in this Report regarding the exchange control and taxes, that could be expected to affect significantly the Company or its ADR holders.

4C. Organizational Structure:

The Company	The subsidiaries*	Corimon’s interest %

	Corimon Pinturas, C.A.	100
	Sissons Paints Limited	100
	Resimon, C.A.	90
Corimon, C.A.	Cerdex, C.A.	100
	Tiendas Montana, C.A.	100
	Montana Gráfica-Convepal, C.A.	65
	Grafis, C.A.	100

*All subsidiaries are incorporated and located in Venezuela except for Sissons Paints Limited, which is incorporated in Trinidad & Tobago and has operations in Trinidad & Tobago and Grenada.

Corimon International Holdings Limited, a non-operating subsidiary of the Company, issued promissory notes in September 2001 in the aggregate principal amount of US$6,960,000, with a maturity date of April 2003 and bearing interest at 12.75% percent per annum. On maturity, promissory notes in an aggregate principal amount of US$6,505,000 were renewed for an additional year at an interest rate of 11% percent per annum, and the remaining notes were paid in full.  See Item 10C for further information.

As part of the issuance of these promissory notes, the Company hired an external advisory firm to assess the market and study, design and implement the most convenient scenario for issuing and placing the aforementioned securities.  The Company paid fees of approximately Bs 181 million (equivalent to US$150,000) in this connection as approved at a Board of Directors’ Meeting held on June 29, 2002.  Also, in October 2002, the Board of Directors approved hiring the aforementioned firm at a fee of approximately Bs 199 million (equivalent to US$150,000) in connection with the renewal process of these  promissory notes maturing in April 2004.  Fees paid in this connection are shown under Administrative and general expenses.

Another subsidiary of the Company, Corimon Financial Limited, issued eurobond debt of approximately US$28,700,000 in 1993, this debt was rescheduled in 1996 and at November 30th, 2002, the outstanding balance was US$1.64 million (equivalent to approximately Bs 2,180 million) shown at short-term (a period of a year or less).These bonds have an interest rate of 4% and had August 2002 as maturity date. In May 2002 the Company proposed the Eurobonds creditors a schedule for payment of the last installment of US$1.7 million in quarterly payments beginning August 2002 and maturing in February

2004. At present, the Company is in the process of negotiations with the creditors for the restructuring of its payment obligations.

During the eight-month period ended November 30th, 2002, the Company recorded expenses of approximately Bs 504 million (equivalent to US$340,000) in respect of payment of commercial europaper submitted by the holders of the original securities and issued by the Company in September 1995.  This payment was approved by the Board of Directors and is shown under Interest expense, net.

4D. Property, Plant and Equipment:

In addition to the property, plant and equipment described in Sections 4B.1 and 4B.2, Productos Quimicos Adin, C.A., a non-operating subsidiary of the Company, owns five franchised stores of Tiendas Montana, C.A., located in the following Venezuelan cities: Caracas (two stores of 122 and 253 square meters respectively), Maracay (one store of 614 square meters) and Valencia (two stores of 433 and 480 square meters respectively).

Item 5. Operating and Financial Review and Prospects

5A. Operating Results

Eight-month period ended November 30th, 2002 compared with Eight-month period ended November 30th, 2001

The results for the eight-month period ended November 30, 2002 have been negatively affected by the political and economic described in the “Risk Factors” section of this document (See item 3-D). Consolidated sales for such period decreased 8% compared to the same period in the previous fiscal year (from Bs 80,176 million to Bs 73,949 million) mainly due to the high inflation levels and the devaluation experienced during the eight-month period ended November 30th, 2002.

Gross margin (gross profit as a percentage of net sales) for the eight-month period ended November 30, 2002 represented 26% of sales, which constitutes an increase of 1 percent compared to the same period in 2001, this was achieved through the adjustment of sales prices.

Operating expenses (comprised of selling expenses and administrative and general expenses) increased by 9% compared to the eight-month period ended November 30th, 2001, mainly as a result of banking taxes and professional services fees. In addition, during the eight-month period ended November 30th, 2002, the Board of Directors approved payment of approximately Bs 1,225 million (equivalent to US$876,400) in respect of special bonuses for the Company’s executives, shown under Administrative and general expenses.

For the eight-month period ended November 30th, 2002 the Company incurred an operating loss of Bs 708 million, compared to operating income of Bs 1,248 million for the eight-month period ended November 30th, 2001. This loss increase resulted from a contraction of demand due to the political and economic conflict  as well as the increase in professional fees and banking taxes, as explained in the previous paragraph.

Additionally, since the February 2002 devaluation that took place after the introduction of a new floating exchange rate system that eliminated the maximum and minimum exchange rate bands in effect up to that date. The Company’s cost of sales and financial expenses were negatively affected because significant percentages of the Company’s raw material and equipment are priced in US dollars.

Full financing expense for the eight-month period ended November 30th, 2002 was Bs 4,644 million as compared to Bs 1,934 million for the eight-month period ended November 30th, 2001. This increase was due mainly to [the increase on financing interests by Bs 1,714 million (interest rates increase) and to  exchange losses of Bs 4,133 million as a consequence of the devaluation that took effect in February 2002.

During the eight-month period ended November 30th, 2002 there was no loss from discontinued operations as all such transactions occurred in prior periods..

During the eight-month period ended November 30th, 2002 other income (net) amounted to Bs 49 million compared to a other income (net) of Bs 2.008 million in November, 2001, attributable to income from debt restructuring in 2002 (see Notes 5 and 8 to the consolidated financial statements).

For the eight-month period ended November 30th, 2002, the Company and its Venezuelan subsidiaries paid business assets taxes and income taxes of Bs 154 million compared to Bs 525 million for business assets taxes it paid during fiscal year 2002.  This difference is basically due to the fact that during the eight-month period ended November 30th, 2002 the Company had more tax retentions that it had in the previous fiscal period. The Sissons Paints subsidiary (located in Trinidad and Tobago) paid income taxes of Bs 29 million (net of deferred taxes).

Finally, net loss in the eight-month period ended November 30th, 2002 was Bs 4,991 million compared to a net income of Bs 1,220 million for the same period in the prior year. This was mainly due to the income originated from the sale of the Company’s participation in Pralca during 2001, a decrease in sales levels, an increase in operating expenses, costs of debt, and the devaluation of the Bolivar.

Value added tax

In May 1999 the Venezuelan government enacted the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law and until August 2002 was 14.5% and, as from September 2002, 16%.

During the eight-month period ended November 30th, 2002, differences between value added tax declared and amounts that should have been declared in this connection were identified for the Venezuelan subsidiaries Corimon Pinturas, C.A.; Montana Gráfica-Convepal, C.A.; Resimon, C.A., and Grafis, C.A., resulting in taxes payable of Bs 2,321 million.  At November 30th, 2002, this situation gave rise to overdue interest and fines of 1% (Bs 373 million) of the tax amount, in respect of which the companies set aside a provision of approximately Bs 373 million, shown under Interest and other accruals.

In May 2003 the subsidiaries Grafis, C.A. and Resimon, C.A. filed with SENIAT (the Venezuelan fiscal authorities) substitute value added tax returns for Bs 451 million, which gave rise to overdue interest and fines of approximately Bs 226 million.  Payments of approximately Bs 499 million were made in this connection.  The outstanding balance of approximately Bs 178 million is in respect of the subsidiary Resimon, C.A.  Substitute value added tax returns for Corimon Pinturas, C.A. and Montana Gráfica-Convepal, C.A. were also filed.

A request to pay by installments the VAT difference in respect of Corimon Pinturas, C.A. and Montana Gráfica-Convepal, C.A., as well as the outstanding balance of Resimon, C.A. was also submitted in May 2003, together with a similar request in respect of the debt resulting from fines and overdue interest, in accordance with current legal provisions.  This request provides for full payment of debt over 24 months.  In July 2003 SENIAT informed the subsidiaries of its decision to accept the terms proposed for the payment of the debt. As of October 23rd, the agreement was finally signed and payments have already begun.

In order to compensate for the high levels of inflation experienced during the eight-month period ended November 30th, 2002, the Company adjusted its sales prices in every market to make up for increased cost, which was ultimately achieved.

Fiscal Year ended March 31st, 2002 compared with Fiscal Year ended March 31st, 2001

The results for fiscal year 2002 have been negatively affected by the political and economical situation explained at the beginning of this document (See item 3-D), more specifically the strong devaluation that took place in February 2002. For fiscal year 2002, the consolidated sales in bolivars decreased 5% with respect to the same period in the previous fiscal year (from Bs 107,803 million to Bs 102,878 million).

The gross margin (gross profit as a percentage of net sales) for fiscal year 2002 represented 23% of sales, constituting an increase of 1 percent compared to fiscal year 2001. This gross margin was maintained because raw material costs were decreased as well as sales. The market and competition did not allow for increasing the sales prices of the Company’s products.

Operating expenses (comprised of selling expenses and administrative and general expenses) increased by 13% with respect to fiscal year 2001 mainly as a result of driving up the advertising budget by 98% in order to impulse sales.

For fiscal year 2002 operating loss reached Bs 5,691 million against an operating loss of Bs 1,716 million for fiscal year 2001. This abrupt loss increase resulted from the contraction of the products demand due to the political and economic conflict and to the advertising expenses increase.

Despite the fact that during the eight-month period ended November 30th, 2002 exchange loss increased by 54%, full financing expense for 2002 decreased 5% compared with 2001 mainly due to a gain of 40% in the Company’s monetary position.

During fiscal year 2002 there was no loss from discontinuing operations. However, loss from discontinuing operations for fiscal year 2001 relates to: a) the results of the commercial operations of Construcentro up to August 2000 and administrative operations up to March 2001, and b) the results of the commercial operations of Tiendas Montana up to August 2000. Loss from discontinued operations for 2000 relates to commercial operations of Construcentro and Tiendas Montana during the whole year.

During fiscal year 2002, other income (net) amounted to Bs 2,373 million compared to a net expense of Bs 6,802 million in 2001, mainly attributable to income from debt restructuring in 2002 (see Notes 5 and 8 to the consolidated financial statements).

For fiscal year 2002, the Company and its Venezuelan subsidiaries paid business assets taxes of Bs 636 million compared to Bs 978 million for the fiscal year ended March 31st, 2001; due mainly to the decrease of Corimon Pinturas’ business assets taxes. The Sissons Paints subsidiary paid income taxes of Bs 332 million (net of deferred taxes) compared to Bs 264 million for the fiscal year ended March 31st, 2001, this increase is caused by higher levels of income.

Finally, net loss in fiscal year 2002 was Bs 6,280 million compared to a net loss for fiscal year 2001 of Bs 19,399 million, representing a 68% decrease. This was mainly due to the effects of discontinued operations in fiscal year 2001 as explained above.

Business segment data:

Intersegment sales and transfers are, for the most part, recorded at commercial prices. Corporate assets consist mostly of cash and cash equivalents, notes and accounts receivable and investments. Export sales account for less than 10% of net consolidated sales for each of the three years reported. The Company does not have any customer to which it makes 10% or more of its sales:

	Year ended March 31st,		Eight-month period ended November 30th,
	2001	2002	2001	2002
	(Million of constant bolivars at November 30th, 2002)
Net sales from ongoing operations:
Paints and related products	86,614	82,509	65,681	56,980
Packaging and inks	21,189	20,369	14,495	16,969
	107,803	102,878	80,176	73,949

Operating income (loss):
Paints and related products	6,264	3,342	5,510	4,695
Packaging and inks	(3,458)	(3,605)	(1,502)	(342)
Corporate	(4,522)	(5,428)	(2,760)	(5,061)
	(1,716)	(5,691)	1,248	(708)

Paints and related products division

Eight-month period ended November 30th, 2002 compared with Eight-month period ended November 30th, 2001

For the eight-month period ended November 30th, 2002, consolidated net sales decreased by 13% compared to the same period in the prior year. All subsidiaries in this division experienced a decrease in sales mainly due to the political and economical Venezuelan situation (See Item 4). Sissons Paints was the only subsidiary that experienced higher sales (recording an increase of 57%), mainly due to the fact that it was not affected by the Venezuelan political and economic crisis because it is not located in Venezuela and its transaction are conducted primarily in US dollars above, and also by the fact that during this period, Sissons Paints started its international market expansion. Sissons Paints increased in sales volume due to the market geographic expansion that took place during this period. This situation together with the Bolivar depreciation from February 2002 explained above, originated an operating income for the paints division of Bs 4,695 million the eight-month period ended November 30th, 2002 compared to an income of Bs 5,511 million in the eight-month period ended November 30th, 2001.

Fiscal Year ended March 31st, 2002 compared with Fiscal Year ended March 31st, 2001

Consolidated net sales decreased by 5%. All subsidiaries in this division experienced a decrease in sales mainly due to the political and economical Venezuelan situation (See Item 4). Cerdex was the only subsidiary that experienced an increase in sales of 15% mainly due to the launching of new products, which were very well placed among Cerdex’s clients. This situation together with the Bolivar depreciation from February 2002 explained above, originated an operating income of Bs 3,342 million for fiscal year 2002 compared to an income of Bs 6,264 million for fiscal year 2001, a decrease in operating income for the paints division of 47% from fiscal year 2002 to fiscal year 2001.

Packaging and inks division

Eight-month period ended November 30th, 2002 compared with Eight-month period ended November 30th, 2001

This division experienced sales growth of 17% due to Montana Grafica-Convepal’s sales increase of 19%, which resulted primarily from an increase in sales prices.

Operating loss decreased 77% mainly because of the relocating of Grafi’s plant to Montana Gráfica’s facilities in order to achieve synergies which increased savings and reduced costs. In addition, the Montana Grafica-Convepal, C.A. restructuring process  was completed. This restructuring process includes the fact that Grafis’ operations were moved to Montana Grafica-Convepal, C.A.’s plant.

Fiscal Year ended March 31st, 2002 compared with Fiscal Year ended March 31st, 2001

This division experienced a sales decrease of 4% due to the Venezuelan economic recession. Operating loss increased 20% mainly because of new banking taxes imposed by the Government and the restructuring of the Other income and expenses account.

5B. Liquidity and Capital Resources

As of November 30th, 2002, the Company’s total current assets accounted for Bs 50,825 million, compared to Bs 44,385 million as of March 31st, 2002 and Bs 69,626 million as of March 31st, 2001. The Company’s current liabilities amounted to Bs 52,624 million at November 30th, 2002 (Bs 45,692 million and Bs 67,180 million as of March 31st, 2002 and 2001, respectively). As a result, the Company’s current ratio was 0.96 as of November 30th, 2002. As of November 30, 2002 approximately 34% of the Company’s total assets consisted of cash or cash equivalents that are a potential source of liquidity.

During the eight-month period ended November 30, 2002 the Company´s principal sources of liquidity were net cash provided by financing (promissory notes and loans) and operating activities.

Based on the Company’s actual levels of working capital, management currently anticipates that to meet fiscal year 2003 requirements, additionally to the Company’s current levels of working capital, it could probably commit to Bs 2,000 million in payable notes, raise about Bs 2,500 million in advance payments from strategic clients, leverage about Bs 2,000 million with specific suppliers, as well as trade the National Debt Bonds the Company has at the moment.

By the end of the eight-month period ended November 30th, 2002, working capital was consistent with the Company’s requirements, as well as it was by the end of August, 2003. Working capital is  currently sufficient for the Company’s requirements, although during the Company’s peak sales period of August through December short-term financing measures may be required to meet increased cash flow needs, as indicated in the preceding paragraph.

	Fiscal year ended March 31st		Eight-month period ended November 30th
	(Million of constant bolivars at November 30th, 2002)
	2001	2002	2002
Net cash at the end of the period	4,251	2,368	4,497

As of November 30th, 2002, the Company’s outstanding debt amounted to Bs 28,810 million, of which Bs 10,413 million is short-term debt, compared to total debt of Bs 24,547 million as of March 31st, 2002 and Bs 35,451 million as of March 31st, 2001, with Bs 6,078 million classified as short-term at March 31st, 2002 and Bs 23,469 million as of March 31st, 2001. This difference is mainly caused by the strong devaluation that Venezuela has experienced since February 2002.

The table below shows more details regarding the outstanding debt, such as maturity; currency and interest rate and the  extent to which borrowings are fixed or variable  rate.

			In million constant bolivars at November 30th,
DEBT OBLIGATIONS	Interest Rate		2002 Outstanding Balance	2003 Maturity	2004 Maturity	2005 Maturity	2006 Maturity	2007 Maturity	2008 Maturity
U.S. DOLLARS (1)
Fixed Rate
Bank Loans	9.40%		19,070	2,030	17,040	0	0	0	0
New Eurobonds	4.00%		2,173	2,173	0	0	0	0	0
Leases			389	78	78	78	78	78	78
TOTAL U.S			21,632	4,281	17,118	78	78	78	78

BOLIVARS
Variable Rate
Bank Loans	49.09	%(2)	7,567	6,210	540	173	281	363	0
TOTAL BOLIVARS			7,567	6,210	540	173	281	363	0

TOTAL DEBT OBLIGATIONS			29,199	10,491	17,658	251	359	441	78

(1) The conversion exchange rate used was 894.50 bolivars per dollar.

(2) Average interest rate of bank loans in Bolivars.

Cash and cash equivalents are held in bolivars and treasury activities are controlled by tightly monitoring the Company’s bank account statements and movements, and by managing weekly cash flow statements.

The Company does not receive any payment from the subsidiaries in the form of dividends, they pay a monthly fee calculated as a percentage (3.5%) of  their sales.

The operating cash flow for the eight-month period ended November 30th, 2002 was Bs 624 million compared with a negative cash flow of Bs 198 million for the same period in the prior year, due to the settlement of the Pralca debt. For the fiscal year ended March 31st, 2002 the Company had a negative operating cash flow of  Bs -198 million and for fiscal year ended March 31st, 2001 operating cash flow was Bs 2,022 million.

The financial cash flow for the eight-month period ended November 30th, 2002 was Bs 1,516 million compared with Bs 2,869 million for fiscal year 2002 and a negative cash flow of Bs -1,715 million for fiscal year 2001. This reduction in cash flow has its basis in the fact that during the eight-month period ended November 30th, 2002 the Company incurred in only Bs 2,530 million in new debt, compared with Bs 12,632 million in new debt for the fiscal year ended March 31st, 2002 and Bs 3,210 million for the fiscal year ended March 31st, 2001. The main reason for this difference rests in the fact that during fiscal year 2002 the Company’s level of new debt incurred was higher than usual  due to the subscription of the Bancaracas International Banking Corporation loan for US$6,955,000 and the issuance of Corimon International Holdings Limited’s promissory notes for US$6,960,000. Issuance of these promissory notes is related to debt settlement with CAF and IFC (see Notes 5 and 8 to the consolidated financial statements).

Investment and Development

During the eight-month period ended November 30th, 2002, capital investments for a total of about Bs 900 million were made by the Company’s subsidiaries to improve and/or maintain the conditions of their buildings, machinery and equipment. All fixed capital investments to be made in the next several years will be limited to those considered necessary to guarantee the normal operation of the Company’s plants and equipment. These investments would be analyzed as soon as an improvement in any of the Company’s plants and equipment is identified and/or required.

Critical Accounting Policies

Our significant accounting policies are more fully described in notes 2 and 19 to the consolidated financial statements. The preparation of our consolidated financial statements and its notes in conformity with the accounting rules set forth by the Comisión Nacional de Valores CNV (National Commodities Commission) requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses for the reporting period. Actual amounts may differ from those estimates. Our significant accounting policies include:

Accounts Receivable: The Company evaluates the monthly credit risk of its commercial portfolio and determines the provisions for possible dubious accounts receivable based on such risk; it also assesses the aging of its portfolio and records the general provisions for those balances older than 90 days.

Inventories: Our provision for obsolescence of inventories is determined based on 100% of the total amount of obsolete inventories. We evaluate inventories rotation and, according to our internal policies, those inventories with aging of over six months are included in our provisions.

Concentration of credit risk: The instruments which may imply a potential concentration of credit risk for our Company consist primarily of short-term cash investments and trade accounts receivable. Corimon places short-term investments in banks with acceptable creditworthiness and, as a policy, limits the amount of credit risk in any financial institution. The concentration of credit risk from trade accounts receivable is limited due to the large number of clients which make up our client portfolio and their industrial and geographical diversification, with the exception of accounts receivable from Inversora Neuco, C.A. described in Note 7 of our financial statements. As of November 30th, 2002 and March 31st, 2002, except for these accounts receivable, the Company does not have significant concentrations of credit risk.

Fair value of financial instruments: The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair market value due to the short-term maturities of these instruments. Since the majority of the loans, commercial paper and other debt of our Company and its subsidiaries have variable interest rates, management considers their carrying amounts to approximate fair market value.

Recently issued accounting standards under US GAAP:

In June 2001 the FASB issued SFAS No. 141 (SFAS 14) “Business Combinations” and SFAS No. 142 (SFAS 142) “Goodwill and Other Intangible Assets.” SFAS 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16) “Business Combinations.” The most significant changes made by SFAS 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and; (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized. The adoption of SFAS 141 did not have any effect on the result of operations or financial position of the Company.

SFAS 142 supersedes APB No. 17 (APB 17) “Intangible Assets.” SFAS 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition and its provisions are effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are that: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually at the reporting unit level; (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and; (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. The adoption of SFAS 142 did not have a significant effect on the financial statements other than the fact that goodwill is no longer amortized.

The FASB also recently issued SFAS No. 143 (SFAS 143) “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of a tangible long-lived asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 30, 2002. The Company is evaluating the possible effect, if any, of future adoption of this Statement.

In August 2001 the FASB issued SFAS No. 144 (SFAS 144) “Accounting for the Impairment or of Disposal of Long-Lived Assets.” It supersedes SFAS No. 121 (SFAS 121) “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” but retains the fundamental provisions of that statement. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have any effect on the result of operations or financial position of the Company.

In April 2002 The FASB issued SFAS No. 145 (SFAS 145) “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statements No. 13 and Technical Corrections.” The most significant provision of this Statement is the rescission of FASB Statement No. 4 (FASB 4)”Reporting Gains and Losses from Extinguishment of Debt,” which required that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of this Statement related to the rescission of Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. The Company considers that the adoption of this Statement will not have a significant effect on the results of its operations or its financial position.

In June 2002 the FASB issued SFAS No. 146 (SFAS 146) “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 (EITF 94-3) “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company considers that the adoption of this Statement will not have a significant effect on the result of its operations or financial position.

In December 2002 the FASB issued SFAS No. 148 (SFAS 148) “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended SFAS No. 123 (SFAS 123) “Accounting for Stock-Based Compensation.” SFAS 148 is effective for years ending after December 15, 2002 and provides three methods for transition to the fair value method of accounting for stock options for those companies that elect to use the fair value method under SFAS 123. The Company considers that the adoption of this Statement will not have an impact on the results of its operations or financial position.

SFAS 149 Amendments to SFAS No. 133 (SFAS 133) on “Derivative Instruments and Hedging Activities” was issued in April 2003 and is applicable for contracts entered into or modified after June 30, 2003. The requirements of SFAS 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The Company considers that the adoption of this Statement will not have an impact on the results of its operations or financial position.

In May 2003 the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150) “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in the statements of financial position. SFAS 150 is applicable for all financial instruments entered into or modified after 31 May 2003 and is otherwise applicable for our fiscal year ending November 30, 2004. The Company is in the process of evaluating the effect, if any, that the adoption of this Statement may have on the financial statements.

In November 2002 the Financial Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after December 31, 2002 with the disclosure requirements applicable to us for the year ended November 30, 2003. The Company is evaluating the effect, if any, that the adoption of this Statement may have on the financial statements.

In January 2003 the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which is applicable immediately to all variable interest entities (VIEs) created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs created prior to February 1, 2003 it applies to the Company for the reporting period beginning December 1, 2003. FIN 45 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. The Company is in the process of evaluating the effect, if any, that the adoption of this Statement may have on the financial statements.

5C. Research and Development, Patents and Licenses

See Item 4B for an explanation of the research and development activities, patents and licenses of the Company’s operating subsidiaries.

5D.Trend Information

The Company’s management devised a strategic plan to mitigate the adverse effects the Company could face due to the current political and economic situation. This plan includes price adjustments to offset the high levels of inflation while maintaining a profit margin that will at least allow recovery of operating costs; the implementation of cost and expense reductions that contemplate a reduction of working hours for the subsidiaries in the paint and related products division and personnel reductions in the packaging and inks division; the rationalization of production consumables; the replacement of certain foreign suppliers; and the negotiation of payment terms and conditions with suppliers and financial creditors.

The Company’s operations have been, are, and will be affected by the country’s economic environment. The Venezuelan political and economical situation appears to be quite volatile at the moment; every likely scenario for the near future indicates that the Consumer Price Index (CPI) increase together with political factors such as the exchange control will continue to affect the results of the Company’s operations in the same manner it has in the past. For this reason, the Company believes it would be able to offset this volatility by implementing the same plans it has executed in the past, such as price adjustments and cost reduction policies to keep production, inventory and costs at current or manageable levels.

If the inability to obtain currency persists the Company would maintain its strategy of obtaining national raw material and processing Foreign Currency Administration Commission - CADIVI’s requirement for imports.

The Company foresees costs and raw material prices to maintain their tendency to increase year after year and prepares its yearly budget accordingly.

However, the Company plans to increase sales (measured by bolivars) by adjusting sales prices in every market, as well as emphasizing on raising sales volume for class “A” products to increase profitability. (See Item 4B for more information the trends affecting the Company’s operating subsidiaries).

5E.  Off Balance Sheet Arrangements.

Not applicable.

5F.  Tabular Disclosure of Contractual Obligations

Our contractual obligations are as follows, expressed in million of constant bolivars as of November 30th, 2002.

	Payments Due by Period
Contractual Obligations	Total Outstanding Balance	Less than 1 year	1-3 years	4 - 5 years	After 5 years
Long-Term Debt	28,810	10,413	17,753	644	—
Leases	389	78	233	78

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

Board of Directors:

Name	Birth date	Position in Corimon	Positions held – Other than at Corimon
Carlos Gill Ramírez	July 13, 1956	Chairman of the Board	President of the Mercedes Benz concession in Venezuela. CEO of Banco Canarias de Venezuela. Principal Director of Seguros Bancentro, which is a nationwide insurance company.
Eduardo Gómez Sigala	July 17, 1954	Vicepresident of the Board	President of Remavenca (Empresas Polar), which is a corn transforming company. Director of Central Banco Universal. Director of El Informador, a regional newspaper.
Fernando Volante Z.	April 19, 1955	Director	Partner of the law firm Wallis, Mendez, Volante, Bazo, Nemirovsky & Perrotta.
Omar Pernía	March 11, 1956	Director	Director of Grupo Seguros Bancentro, which is a nationwide insurance company. Executive Vicepresident of Banco Canarias de Venezuela.
Werner Braschi	November 11, 1953	Director	Director of Banco Canarias de Venezuela. Director of Uniauto, a chain of car dealerships.
Alejandro Alfonzo Larrain	October 12, 1938	Director	President of Terminales Maracaibo, which is a transportation company. President of Becton Dickinson de Venezuela. International Partner of the law firm Baker & McKenzie.
Octavio Lara	August 02, 1955	Director	Executive Vicepresident of Aceites Diana, which is a cooking-oil manufacturing company.
Manuel Sucre	September 29, 1955	Director	CEO of C.A. Editora El Nacional. Newspaper with national distribution.
Alberto Sosa	March 14, 1958	Director	President of Seguros La Seguridad, which is a nationwide insurance company.
Nelson Ortiz	July 30, 1956	Director	President of the Caracas Stock Exchange.
Neil Malloy	August 23, 1946	Director	General Corporate Director of SIVENSA, an aluminum extraction transforming company.
Pedro Mezquita	April 15, 1963	Alternate Director	Partner of the law firm Nevett & Mezquita, Abogados. Director of Vencred, S.A, which is a brokerage firm (Soficrédito). Director of Banco de Inversión e Inversiones AEFEVE (Holding Corpalmar).
Jose R. Velásquez	October 22, 1955	Alternate Director	Independent Business. He manages a 5-store chain that commercializes principally building materials.
Andrés Lapadula	March 30, 1963	Alternate Director	Partner of the law firm Nevett & Mezquita, Abogados. Director of Central Banco Universal, which is a nationwide bank. Director of Petrolatin.com Inc.
Guillermo Hernández Roura	June 22, 1932	Alternate Director	Director of Pretensados Venezolanos, C.A. Director of Convecar. Director of Venepal.

Corporate Management:

Name	Date of Birth	Position in Corimon, C.A
Bernardo Vera	November 27, 1955	Chief Executive Officer
Laura Emperador	October 27, 1966	Chief Financial Officer, vice President of Finance.
Santos Cohen	June 6, 1945	Manufacturing Vice-president. This vice-presidency is responsible for the regular operation of all manufacturing facilities of the company, as well as reaching the highest operating cost efficiency.
José Ramos	September 18, 1964	Commercial Vice-president. This vice-presidency is responsible for developing marketing and selling strategies to optimize the company’s performance within the market.
María Graziella Scovino	June 23, 1968	Financial and Shareholders Corporate Manager. Responsible for the day-to-day operations of the corporate finance department and of the shareholders and investors relations.
Aurora Muiño	January 19, 1967	Comptroller and Processes Corporate Manager. Responsible for auditing and policy enforcement.
Amarilis De Paola	January 9, 1964	Internal Auditing Corporate Manager.
Gisela Aguirre	July 10, 1968	Marketing Corporate Manager. Responsible for creating marketing strategies and to report to the Commercial Vice-president of the outcome of current marketing strategies.
María Elvira Brett	March 27, 1971

Systems Corporate Manager. Responsible for the continuous operations of the company’s electronic data systems and computing information systems. Actualization of software and hardware as it becomes necessary.

Felix Carrasquero	April 14, 1963	Security Corporate Manager. Responsible for the security of all the company’s structural assets, its workers and accessories.

Set forth below is additional professional information concerning the Company’s directors and executive officers:

Carlos Gill Ramírez: He is the President of Mercedes Benz-Venezuela and Chief Executive Officer of Banco Canarias de Venezuela. He has also been the President and Principal Director of Seguros Bancentro, which is a nationwide insurance company, as well as Director of Seguros Cordillera. He has an extensive experience in the financial, industrial and commercial arena, more specifically in restructuring process, strategic planning, financial analysis and mergers.  He is the brother-in-law of Mr. Eduardo Gómez Sigala . His term as Director of the Company expires July 2006.

Eduardo Gómez Sigala: He is the President of Remavenca (Empresas Polar), which is a corn transforming company. He is also member of the Board of Directors of Central Banco Universal and El Informador, a regional newspaper. He served as the First Secretary of the United Nations in New York. He is the brother-in-law of Mr. Carlos Gill Ramírez. His term as Director of the Company expires July 2006.

Fernando Volante Z.: Partner of the law firm Wallis, Mendez, Volante, Bazo, Nemirovsky & Perrotta. He has extensive legal experience in the Corporate, Civil and Commercial area, as well as in real state legal affairs. His term as Director of the Company expires July 2006.

Omar Pernía: Director of Grupo Seguros Bancentro, which is a nationwide insurance company. Executive Vicepresident of Banco Canarias de Venezuela. He has been President and Director of Uniauto, a chain of car dealerships, Executive President and Director of Interbank and Banco Hipotecario Venezolano. His term as Director of the Company expires July 2006.

Werner Braschi: Director and Vice-President of Institutional Relations of Banco Canarias de Venezuela since May 2003. He has been Vice-President of Uniauto, a chain of car dealerships since 1997. He was President and Director of Banco Internacional’s brokerage firm between 1992 and 1997. His term as Director of the Company expires July 2005.

Alejandro Alfonzo Larrain: President of Terminales Maracaibo, which is a transportation company. He has extensive legal experience, he is the President of Becton Dickinson de Venezuela. He has been International Partner of the law firm Baker & McKenzie since 1969. His term as Director of the Company expires July 2005.

Octavio Lara: Executive Vicepresident of Aceites Diana, which is a cooking-oil manufacturing company. President of FUNDESOL, a foundation that promotes the development of oleaginous plants. Member of the Board of Directors of the Venezuelan Industrial Chamber, the Organización Diana and the Banco Hipotecario Venezolano. His term as Director of the Company expires July 2005.

Manuel Sucre: CEO of C.A. Editora El Nacional, a newspaper with national distribution. He served as Financial and Strategic Vice-President and Financial and Administrative Vice-President of Mavesa, a major food company in Venezuela, where he began his tenure in 1984 as a Financial Analyst, being then promoted to Logistics and Materials Manager and Financial Manager. He also served as a member of the Executive Committee of Mavesa. He is an active member of the Venezuelan-American Chamber of Commerce, VENAMCHAM. His term as Director of the Company expires July 2005.

Alberto Sosa: President of Seguros La Seguridad, which is a nationwide insurance company and the national Insurance Council. He has been member of the Board of Banco Mercantil, Ceramicas Carabobo and Avensa. His term as Director of the Company expires July 2004.

Nelson Ortiz: President of the Caracas Stock Exchange. He is currently a member of the Board of Diario El Nacional, a newspaper with national distribution, Banco Fivenez, IESA Foundation and Universidad Metropolitana Foundation. He is the President of the FEDECAMARAS Economics Commission. He held various positions in his 16-year tenure at the Venezuelan Central Bank, being Assistant to its President for the last four years he worked at that institution. His term as Director of the Company expires July 2004.

Neil Malloy: General Corporate Director of SIVENSA, an aluminum extraction transforming company, in which he has served as Corporate Financial Director, Corporate Financial Planning Director and Corporate Treasurer. President of International Briquettes Holding. He has been also Director of Otepi, Banco capital and Venalum. His term as Director of the Company expires July 2004.

Pedro Mezquita: Partner of the law firm Nevett & Mezquita since 1991. He was a lawyer and Assistant to the President of the Banco Venezolano de Credito between 1984 and 1987. Director of Vencred, S.A, which is a brokerage firm (Soficrédito). Director of Banco de Inversión e Inversiones AEFEVE (Holding Corpalmar). Ad-honorem counselor to the Venezuelan Senate’s Culture Commission   His term as Director of the Company expires July 2006.

José Rafael Velásquez: Independent Business. He has experience in the real state development area, both public and private. He has been President of the National Institute of Housing, the National Fund for Urban Development and General Director of the Venezuelan Department of Housing. He manages a 5-store chain that commercializes principally building materials. His term as Director of the Company expires July 2006.

Andrés Lapadula: Partner of the law firm Nevett & Mezquita. He served as the Advisor to the Director General of Public Finance at the Finance Ministry of the Republic of Venezuela and also as the Counsel for PDVSA’s International Legal Department. He is a member of the Board of Directors of Central Banco Universal, which is a nationwide bank, Petrolatin.com Inc. and the Micro-Finance Venezuelan Institute. His term as Director of the Company expires July 2005.

Guillermo Hernández Roura: He is member of the Board of Director of Pretensados Venezolanos, C.A., Convecar and Venepal. He has a wide experience in the real state development area. His term as Director of the Company expires July 2004.

Bernardo Vera: Chief Executive Officer. Between 2002 and 2003, he performed as Vice-president of Banco Canarias de Venezuela. He has been involved with the Company since 1999, when he was appointed as Construcentro’s  Administrative and Financial Manager, later on he became Director for Special Projects at Corimon, C.A. Mr. Vera has a broad management experience in the food and retail industry.

Laura Emperador: Chief Financial Officer, vice President of Finance. She began her professional career as an External Auditor at KPMG, later on she performed as Administrative Manager at Cargill, C.A., a manufacturer of a broad range of food ingredients.  In 1991 she took up the position of Financial Analyst in the Company’s Comptroller Department, and after a few years, she was appointed as Corimon’s Comptroller in 1998.

Santos Cohen: Manufacturing Vice-president. Mr. Cohen has always been related to the chemical industry and has been a member of the Company since 1976, when he directed the Sales, Research & Development Department. He performed as General Manager for several subsidiaries until 1997 when he was appointed as Vice-president of the Group’s Resins Division. He is an active member of ASOQUIM, the Venezuelan Chemical Association , and the Venezuelan-American Chamber of Commerce, VENAMCHAM.

José Ramos: Commercial Vice-president. Mr. Ramos is an accountant with wide experience in accounting as well as finance. He was an external semi-senior auditor at KPMG between 1992 and 1995, when he started his career at Corimon in the auditing department. In 1996 he was appointed as Cerdex’s Administrative Manager and later on as

Operations and Financial Manager, position he held until 2001 when he was designated Corporate Commercial Vice-President.

María Graziella Scovino: Financial and Shareholders Corporate Manager. Has been working in Corimon, C.A. since 1992. First she performed as Administrative Assistant and then as an Accountant Coordinator. In 2000 she was appointed as Tiendas Montana’s Administrative Manager, and finally in 2003 she took up  the Financial and Shareholders Corporate Manager.

Aurora Muiño: Comptroller and Processes Corporate Manager. In 1991 she served at Espiñeira, Sheldon & Associates (Member of PricewaterhouseCoopers) as an Assistant and continued her professional career until 1994 when she was appointed Semi-Senior Auditor. In 1995 she began working at Corimon as a Financial Analyst and later on in 1999 she was appointed Financial Analysis Coordinator and Comptroller and Processes Corporate Manager in 2003.

Amarilis De Paola: Internal Auditing Corporate Manager. In 1990 she entered Espiñeira, Sheldon & Associates (Member of PricewaterhouseCoopers) as an Assistant and continued her professional career until 1998 when she was appointed Auditing Manager. That year she began working at Corimon as Corporate Auditing Manager, position she has held since then, with a brief recess during 2003 when she temporarily served as Comptroller. She has extensive experience in overseeing auditing control processes and internal audit policies.

Gisela Aguirre: Marketing Corporate Manager. With extensive experience in Marketing and Public Relations, Mrs. Aguirre joined the Corimon Group in 1998 as Marketing Chief and later on as Marketing Manager and Marketing Corporate Manager. She has also served as Press and Public Relations Manager for two industrial Chambers.

María Elvira Brett: Systems Corporate Manager. She began her professional career at PricewaterhouseCoopers as Senior Officer of the Systems Audit Division in 1993, where she acted as an External Systems Auditor in Manufacturing, Services and Banking companies. In 1997 she entered the Corimon Group as a Project Leader in Corimon Pinturas, later on she served as a Systems Coordinator in 1998. Her experience in the area lead to her promotion in 2001 to Systems Manager and then to Systems Corporate Manager in 2003.

Felix Carrasquero: Security Corporate Manager. Mr. Carrasquero has been involved throughout his career in the Corporate Security field, in which he has gained extensive expertise. He served as a Security Manager for Makro, a hypermarket chain, and since 1997 he has been the Internal Security Corporate Manager. He adds his knowledge in Business Administration to his working experience.

As of August 2003, Mr. Bernardo Vera was appointed as the new Chief Executive Officer (CEO) for Corimon, C.A’s, Ms. Laura Emperador took charge of the Vice-presidency of Finance as the Company’s new CFO, and Ms. Aurora Muiño was named Corimon’s Comptroller and Processes Corporate Manager.

6B. Remuneration

The total number of directors, corporate managers and subsidiary managers is 53. During the eight-month period ending November 30th, 2002, the Company paid to the directors, corporate managers and subsidiary managers salaries and cash bonuses which amount to approximately US$ 1,645,017 (total annual remuneration). There is no amount set aside or accrued by the Company for pension, retirement or similar benefits.

During the eight-month period ended November 30th, 2002, the Board of Directors approved payment of approximately Bs 1,225 million (equivalent to US$876,400) in respect of special bonuses for the Company’s executives, shown under Administrative and general expenses.

6C. Board Practices

Corimon’s Board of Directors, corporate managers and managers of all the group’s subsidiaries work under a contract of unspecified duration, which has an issuance date and no expiry date. There are no benefits payable upon termination of such contracts. The remaining personnel that work in Corimon and its subsidiaries can be divided into administrative personnel and operating personnel. The work contract for administrative personnel is also an open contract while the operating personnel work under collective contracts in each of the different subsidiaries.

Corimon’s Directors are appointed for periods of three, two and one year. In the Annual Shareholders’ Meeting held on July 18th, 2003, Carlos Gill Ramírez, Eduardo Gómez Sigala, Fernando Volante Z., Omar Pernía, Pedro Mezquita and José Rafael Velásquez were designated for a period of three years; Werner Braschi, Alejandro Alfonzo-Larrain, Ocatvio Lara, Manuel Sucre and Andrés Lapadula, for two years, and finally, Alberto Sosa, Nelson Ortiz, Neil Malloy and Guillermo Hernández Roura will serve for a one-year period.

The Company’s Board of Directors has created an Audit Committee; an independent entity whose main objective is to oversee the Company’s internal control systems. This committee is composed by 4 independent members of the Board with no decision-making power or authority to intervene in the Company’s administrative management. Its members must have management and financial knowledge that is appropriate to their responsibilities.

The Audit Committee supports the Board of Directors in its vigilance duties. It is ruled by certain statutes that mandate certain aspects related to the committee’s operation such as the periodicity of meetings, the election of members and President and responsibilities. Among other obligations, the Committee reviews the process the Company follows to create its financial statements and audit reports; determines if the suggestions made by both the internal and external auditors have been executed; guards the Company’s compliance with all applicable laws, statutes and/or rules and determines, before they are published, if the financial statements are comprehensive and relevant to the information gathered by them. Furthermore, it reviews the efficiency of the internal and external auditing processes and the external auditors’ performance.

The current members of the Audit Committee are Messrs. Manuel Sucre, Neil Malloy, Omar Pernia and Octavio Lara. They do not receive any additional payment for their services on this committee. The Company has appointed Mr. Neil Malloy as the financial expert of this committee; The Board of Directors has determined that Mr. Malloy qualifies as an audit committee financial expert.under the Sarbanes-Oxley Act of 2002.

6D. Employees

As of November 30th, 2002, Corimon had 1,217 employees (compared to 1,055 at June 2003) distributed among Corimon and its subsidiaries, as compared to 1,204 employees on March 31st, 2002, and 1,244 on March 31st, 2001.

The paint and related product segment had 800 employees as of November 30th, 2002, 821 employees on March 31st, 2002 and 840 employees on March 31st, 2001. The packaging and inks segment had 344 employees as of November 30th, 2002, 312 employees on March 31st, 2002 and 327 employees on March 31st, 2001. Corporate employees were 73 at November 30th, 2002, 71 at March 31st, 2001 and 77 at March 31st, 2001

A labor union operates in each of the Company’s subsidiaries, with which managers maintain close and good labor relations. As a part of the legitimization of labor union authorities, in September 2001 Corimon’s labor union board members were elected for a three-year period (see “country-related factors” for more information)

6E. Share Ownership.

As of September 30th, 2003, the Company’s major shareholders (shareholders that are the beneficial owners of more than 5% of the total outstanding shares of Corimon C.A.) were as follows:

Shareholder	Number of shares owned	Percentage
Moxley & Co.	185,296,575	24.59%
Caja Venezolana de Valores	157,506,944	20.90%
Carlos Gill Group	149,603,185	19.85%
Eduardo Gómez Sigala Group	143,950,379	19.10%
Others	117,326,465	15.57%
TOTAL OUTSTANDING SHARES	753,683,548	100%

Within both Carlos Gill Group and Eduardo Gomez Sigala Group the total common shares held indirectly by affiliates owned by them are included. No officer or Director has stock options or other rights to acquire shares.

Moxley & Co, represents those shares which were converted into American Depositary Receipts (ADRs). Both Moxley & Co and Caja Venezolana de Valores are nominees. There are no other shareholders holding more than 5% of total shares.

As of September 30th, 2003, out of the total of Corimon’s outstanding shares, 445,147,575 shares have been converted into 890,295 ADRs with an ADR to common share ratio of 1:500. This means that 59.06% of Corimon securities are held in ADR form. In the above chart the number of shares owned by Mr. Carlos Gill and Mr. Eduardo

Gómez-Sigala’s groups include their ADRs participation. Approximately 430 US Residents are Corimon’s ADRs owners.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

See Item 6E

7B. Related Party Transactions

See Item 10C for more information on certain promissory notes issued by the subsidiary Corimon International Holdings Limited for US$6,960,000. This issue was subscribed, among others, by some of the Company’s directors and executives.

7C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information.

Taxes and other - “Economic Unit” principle

SENIAT’s National and Regional Tax Administration for Special Taxpayers of the Capital Region notified the Company on August 16, 1996 and July 14, 1997 that its income tax and business assets tax returns should not have been filed on a consolidated basis and, consequently, the Company’s final income tax and business assets tax returns for fiscal years ended March 31, 1996 and 1997 would be deemed null and void. Consequently, subsidiaries that are part of an economic group and have been classified by the Tax Administration as special taxpayers of the Capital Region are required to file separate income tax and business assets tax returns with the Regional Tax Administration and pay their respective taxes in addition to related fines and any applicable additional assessments.

At November 30, 2002, the effect of not having filed separate final income tax and business assets tax returns would be approximately Bs 9,934 million and Bs 3,387 million for the years ended March 31, 1997 and 1996, respectively. These amounts, in addition to taxes, include the applicable fines.

On September 26, 1996 and September 1, 1997, the Company filed appeals with SENIAT in respect of the consolidation issue for 1996 and 1997. The Company has applied the economic unit principle for calculating consolidated taxable income from 1996 to 2000. The Company’s management and its external tax advisors consider that the Company exerts direct or indirect shareholding control over all its subsidiaries, as well as administrative control over all decisions made by the companies of the Group, as evidenced during the appeals process.  Accordingly, based on existing legal provisions, the Company’s management and its external tax advisors believe that if current circumstances persist applicability of the economic unit principle until 2000 (effective date covered by law) would be well grounded in law for computation of consolidated taxable income and, therefore, the outcome of the appeals filed would be favorable. The Company considers that the likelihood of any material loss regarding this matter is remote and, therefore, has not set aside any provision in this connection.

Wholesale and luxury tax

In October 1998 the subsidiary Construcentro received additional tax assessments in respect of wholesale and luxury tax for the fiscal periods between January 1996 and February 1998. These tax assessments alleged the omission of tax debits, disallowed tax credits and gave rise to a claim for additional taxes of approximately Bs 504 million. The Company filed an appeal which is still pending decision by the Court.  Based on this appeal the Company has set aside a provision to cover any possible contingencies.

In April 2000 Construcentro Caracas (currently merged with Construcentro) was notified of tax assessments in respect of wholesale and luxury tax for the fiscal periods between May and December 1997. These tax assessments disallowed tax credits without supporting documentation and demanded additional taxes of approximately Bs 838 million and the applicable fine.  In June 2001 the Company filed an appeal requesting a review of the documents supporting the rejected credits.

The Company’s management and its internal legal counsel believe that the maximum risk exposure in respect of these additional assessments is not significant, since there are sufficient grounds to appeal them. The Company considers the likelihood of any material loss in this connection to be remote and, therefore, has not set aside an additional provision in this connection.

Income tax

The Venezuelan tax authorities have reviewed the income tax returns of several of the Company’s subsidiaries for fiscal years 1982 to 1989 and disallowed deduction of certain costs and expenses as well as tax-exempt income for approximately Bs 314 million, including fines and interest. The main objections, which represent approximately 97% of the assessments, are in respect of tax credits for investments in anti-pollution projects and intercompany charges considered as professional fees. The Company has successfully defended its tax treatment against all objections in the court of appeals in the case of one subsidiary; the decision of this court would create a precedent if the tax administration were to continue with the tax assessments. The Company has also appealed the remaining 3% of the assessments, which are in respect of the treatment of tax credits and doubtful debts, among other matters.

Other claims

There are other claims by the tax and municipal authorities, INCE (National Apprenticeship Training Program) - settled as of June 2003-, and former employees against the Company and some of its subsidiaries, mainly related to benefits demanded by former employees. This group of employees does not include neither any employee at the upper management level nor a Director of the Company. These claims are being satisfactorily contested and the Company’s management and its external legal counsel believe that the final outcome will be favorable to the Company and its subsidiaries.

Sissons Paints Limited

There are certain legal actions some former employees have pending against the subsidiary, in relation with labor benefits they are demanding. In the opinion of the subsidiary’s management and legal counsel, the provision set aside of approximately US$112,000 (TT$692,000) is sufficient to cover any contingencies in this connection.

The Company distributes dividends to its shareholders in the case event it ends a fiscal year with net profit and there are no accumulated losses from previous years.

8B. There have not been any significant changes since Nov. 30, 2002, except as otherwise disclosed in this Report.

Item 9. The Offer and Listing

9A. Offer and Listing Details

On March 23, 1993, Corimon became the first Venezuelan company to list its common shares on the New York Stock Exchange in the form of ADSs under the ticker symbol CRM. The ADSs are evidenced by American Depository Receipts (“ADRs”) issued pursuant to a Deposit Agreement, dated November 14, 1991, as amended and restated on March 15, 1993, and amended on July 28, 1997 by and among Corimon, Morgan Guaranty Trust Company of New York, (now known as JPMorgan Chase Bank) and the owners from time to time of ADRs issued thereunder.

In May 8th, 2003, Corimon ADRs were suspended from trading on the New York Stock Exchange. The NYSE reached its decision in light of the fact that the Company fell below the NYSE’s continued listing criteria for (1) average global market capitalization over a consecutive 30 trading-day period, and (2) total stockholders’ equity. Following this suspension, Corimon’s ADRs are being traded only in the Over-the-Counter Bulletin Board (the “OTCBB”), which is an inter-dealer securities market not conducted through a formal exchange. This market provides significantly less liquidity than the NYSE and our ADRs have been thinly traded since being quoted on the OTCBB.  Therefore ADR holders may have difficulty selling their securities on favorable terms, or at all.

The Deposit Agreement subscribed between Corimon, C.A. and Morgan Guaranty Trust Company of New York has not been altered.

The Company’s common shares are traded in Venezuela on the Caracas Stock Exchange. Corimon shares were suspended from trading from February 16 until October 28, 1996 by the Venezuelan Securities and Exchange Commission (“CNV”). This decision halted the Corimon shares from trading in Caracas, Maracaibo and on Electronic Stock Exchanges (together, the “Venezuelan Exchanges”) in Venezuela and halted the ADRs from trading on the NYSE. The suspension by the CNV was removed in October 1996, and both the common shares and preferred shares were traded after such date on the Venezuelan Exchanges.

On July 28, 1997, trading of the preferred shares on the Venezuelan Exchanges ceased in connection with the conversion of such shares to common shares. Trading of the

Company’s ADRs on the New York Stock Exchange resumed on August 31, 1998. On July 6, 2000, Corimon changed its ADR ratio to 5000:1; the former ratio was 1:250.

At the Annual Shareholders Meeting of Corimon held on July 27, 2001, shareholders approved a one-for-ten reverse stock split and redenomination of the Corimon common shares of par value 10.00 Bolivars into common shares of par value 100.00 Bolivars. Trading in new 100.00 Bolivars par value common shares in Venezuela was effective on January 22, 2002. This increase of par value lead to an ADR ratio change from 1:5000 to 1:500 which was also effective on January 22, 2002. According to the Company Bylaws (See Item 10.B) on July 29, 2002 the preferred shares were converted into common shares. As of September 30th, 2003, there was a total of 7,358 recorded holders of the Company’s shares and the total outstanding shares were 753,683,548.

The table below sets forth the historical quarterly high and low trading prices for the Company’s common shares in Bolivars as traded on the Caracas Stock Exchange from April 1, 1997 to October 31, 2003 and for the Company’s ADSs in U.S. dollars as traded on the New York Stock Exchange from April 1, 1996 through May 8, 2003:

	PER COMMON SHARE (1)		PER ADS(2)
FISCAL YEARS	HIGH HISTORICAL Bs	LOW HISTORICAL Bs	HIGH US$	LOW US$
Fiscal Year 1997(2) (3)	18.10	7.10	—	—
Fiscal Year 1998	20.50	7.10	20.20	6.80
Fiscal Year 1999	8.00	1.40	8.00	1.36
Fiscal Year 2000	3.40	1.70	3.12	1.24
Fiscal Year 2001 (Q1)	2.31	1.58
Fiscal Year 2001(Q2)	2.80	2.14	20.13	14.75
Fiscal Year 2001(Q3)	2.40	1.85	17.38	13.31
Fiscal Year 2001(Q4)	6.30	2.00	47.75	14.00
Fiscal Year 2002 (Q1)	4.75	3.75	34.00	27.40
Fiscal Year 2002 (Q2)	4.36	2.60	30.00	15.95
Fiscal Year 2002 (Q3)	3.60	2.50	24.75	15.90
Fiscal Year 2002 (4) (Q4)	26.00	2.60	18.30	10.50
Fiscal Year 2002(2) (Q1)	21.00	18.75	16.50	8.80
Fiscal Year 2002(2) (Q2)	20.00	15.75	8.60	5.75
Fiscal Year 2002(2) (5)	33.00	20.00	5.95	5.78
Fiscal Year 2003
December, 2002(6)	—	—	6.25	5.90
January, 2003(6)	—	—	6.10	5.90
February, 2003	18.00	14.50	10.30	6.00
March, 2003	17.50	16.45	10.26	8.25
April, 2003	16.50	15.00	9.20	7.50
May, 2003	16.00	13.50	7.10	5.26	(7)
June, 2003	24.00	16.50	—	—
July, 2003	25.00	23.00	—	—
August, 2003	25.00	19.50	—	—
September, 2003	27.00	20.00	—	—
October, 2003	33.00	26.00	—	—

Source: www.NYSEnet.com

1)              As adjusted to reflect stock splits and stocks dividends.

2)              Each ADS represents 500 common shares of Corimon.

3)              The Class A and Class B shares resumed trading on the Venezuelan Exchanges on October 28 and 29, 1996, respectively.

4)              Par value change from 10.00 Bolivars to 100.00 Bolivars was effective on January 22, 2002

5)              Months of October and November 2002.

6)              The Caracas Stock Exchange was closed during the nationwide strike of  December 2002-February 2003.

7)              Through May 8th, 2003.

The Company has not declared any dividends payments since 1994.

9B. Plan of Distribution

Not applicable.

9C. Markets

The Company’s common shares trade in Venezuela on the Caracas Stock Exchange and its ADRs are quoted in the United States on the Over-the-Counter Bulletin Board.

The Venezuelan Securities Markets

There is currently only one operating stock exchange in Venezuela, the Caracas Stock Exchange. Equity securities account for substantially all of the trading activity on the Caracas Stock Exchange. However, bonds and medium-term notes are also listed on the exchange. There is currently a limited amount of off-exchange trading of listed Venezuelan securities. Although the regulations of the Caracas Stock Exchange require that settlement of trades occur within 48 hours, a large number of trades are not settled within the prescribed period. On August 1, 1996, the Venezuelan government approved the formation of a settlement and clearing house (Caja Venezolana de Valores) for the settlement of trades on the Caracas Stock Exchange.

The Caracas Stock Exchange posts trading information with respect to price, volume and listed transaction activity for listed securities during trading hours, and publishes a daily bulletin that provides information on each listed security, including the lowest, highest and average prices at which trades take place, the number of shares traded and any dividends declared or distributed.

The Caracas Stock Exchange has in the past experienced substantial fluctuations in the market price of listed securities. Factors contributing to such fluctuations may include changes in the overall state of the national economy, adverse political developments and the relatively small size of the Caracas Stock Exchange. The Caracas Stock Exchange has the power to suspend dealing in any listed security if the prices of the security vary by 20% or more from the opening price of the security for that session. The duration of any such suspension period is determined by the Caracas Stock Exchange. Suspension periods in effect at the close of trading generally are not carried over to the next trading day.

Market Regulation

The Venezuelan Capital Markets Law and the rules issued thereunder by the Ministry of Finance (Ministerio de Hacienda) and the Venezuelan Securities and Exchange Commission (Comisión Nacional de Valores) (CNV) provide the regulatory framework for the Venezuelan securities industry. In addition to setting standards for brokers, it empowers the CNV to regulate the public offering and trading of securities.

All companies must receive the authorization of the CNV before offering to the public equity or debt securities in Venezuela. All issued shares of such companies must also be registered with the CNV. In order to offer securities to the public in Venezuela, an issuer must meet certain CNV requirements regarding assets, operating history, management and other matters. Only securities for which an application for listing has been approved by the CNV may be listed on the Venezuelan Stock Exchange. In addition, foreign companies that wish to be listed on the Caracas Stock Exchange must obtain the prior approval of the Ministry of Finance. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements presented in bolivars and prepared in accordance with Venezuelan GAAP with the CNV and the stock exchange on which the securities are traded.

In October 1998 the Venezuelan Congress approved a new Capital Markets Law, which became effective in April 1999. The new law modernized the regulatory framework for many aspects of the Venezuelan capital markets. The new law is intended to clarify the regulation of certain issues, such as insider trading. It also modified the existing regulations or imposed new regulations regarding various issues, including the following:  (i) the new law specifically regulates tender offers, takeovers and mergers of public companies; (ii) it requires shareholders owning more than 10% of a company to notify the CNV; (iii) it regulates the repurchase of stock by an issuer and the sale of treasury stock; (iv) it restricts reciprocal ownership of shares by public companies; and (v) it modifies and expands certain financial and other reporting requirements for public companies. The new law also establishes penalties for violations and contemplates the CNV self-financing through tariffs in connections with the offering of securities.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

10A. Share Capital

Not applicable.

10B. Memorandum and articles of association

The following summarizes the Company’s Articles of Incorporation and Bylaws, including amendments to the bylaws of the Company issued at the Annual Shareholders’ meeting held on July 29, 2002.

ARTICLES OF INCORPORATION - BYLAWS OF CORIMON, C.A.

Article 2.- The Company is mainly engaged in purchasing and selling shares, conducting surveys, selecting, promoting and conducting capital investment projects in existing or new companies, both in the country and abroad, financing and monitoring the development of its subsidiaries by introducing new different services, as well as conducting commercial activities of any type, which according to the Board of Directors are suitable to the Company’s interests.

Article 5.- The Company’s  nominal capital amounts to ninety-seven thousand, nine hundred seventy-three million, three hundred twenty-two thousand, eight hundred bolivars (Bs 97,973,322,800.oo). The Company’s subscribed and paid-in capital stock amounts to seventy-five thousand, three hundred sixty-eight million, three hundred fifty-four thousand, eight hundred bolivars (Bs 75,368,354,800.oo), represented by seven hundred fifty-three million, six hundred eighty three thousand, five hundred forty-eight (753.683.548) common shares, with a par value of one hundred bolivars (Bs 100,oo) each.

REGARDING SHARES

Article 6.- Shares grant equal rights to their holders and each represents a vote at the Shareholders’ meeting. The Company only acknowledges shares and shareholders recorded in the Company’s Shareholders book.

Article 7.- If a share or a group of shares were to be owned by two or more individuals, only one of them will exercise its representation at Shareholders’ meetings.

REGARDING THE SHAREHOLDERS’ MEETINGS

Article 9.- Shareholders’ meetings shall be responsible of the overall management, the decisions of which shall be mandatory to shareholders, although they have not attended the Meetings. Shareholders may be represented at the Meetings by the their attorneys or by any other person, provided that they send a letter to the Chairman of the Board of Directors, indicating the person or persons that shall represent them.

This provision differs from US law, which generally requires notices of meetings to be delivered individually to all shareholders.

Article 10.- Shareholders’ meetings shall be held in Caracas, with prior notice published in a newspaper of general circulation in the country, which shall also include the meeting’s agenda, at the latest fifteen (15) continuous days in advance.

This provision differs from US law, which generally requires notices of meetings to be delivered individually to all shareholders.

Article 11.- The Regular General Meeting shall be held annually between April the first (1st) and July the thirty-first (31st). Special Meetings may be held any time in response to the Company’s interests, at the discretion of the Board of Directors, or when requested by the number of shareholders stipulated in the Code of Commerce.

Article 12.- Shareholders’ meetings shall:

a) Approve or disallow the annual balance sheet and review the report of statutory auditors.

b) Elect all members of the Board of Directors.

c) Elect the Chairman and the Vice-Chairman of the Board of Directors.

d) Select the firm of independent accountants that shall issue an opinion on the Company’s annual financial statements.

e) Appoint the main statutory auditors and their alternates, and fix their professional fees.

f) Determine the method to cover likely losses, if any.

g) Analyze and solve any matter upon request.

Article 13.- A meeting shall be valid if at least sixty-five percent (65%) of the Company’s capital stock is represented. Decisions shall be valid if they are approved by at least the simple majority of all shares represented at the Meeting. This provision is also applicable to decisions referred to in article 280 of the Code of Commerce. In the event the first notice does not meet the required quorum, based on the provisions above, the Meeting shall be held on the third (3rd) following day, at the same place and time, with no further notice needed; if at that moment the Meeting still does not have the required quorum, a second notice shall be published as set forth in article 276 of the Code of Commerce. However, to be valid, all decisions related to the amendment of the Company’s articles of incorporation and bylaws have to be approved by at least sixty-five percent (65%) of the Company’s capital stock, yet if the first or second notice has not congregated the minimum required quorum to consider the Meeting as valid.

The foregoing provisions differ from US law to the extent they impose supermajority quorum and voting requirements. US law generally requires the presence of only a majority of the shares at a meeting to establish a quorum, and requires only a majority of the shares to approve amendments to the certificate of incorporation.

Article 15.- The Company’s management and administration shall be vested in its Board of Directors, which shall comprise eleven (11) main directors and four (4) alternates.

Directors shall be elected and dismissed at the Shareholders’ meetings with the affirmative vote of at least fifty-five percent (55%) of the capital stock shares, as follows:

Four (4) main directors and two (2) alternates shall be elected for a period of three years; four (4) main directors and one (1) alternate shall be elected for a period of two years; and three (3) main directors and one (1) alternate shall be elected for a period of one years.

The foregoing provisions differ from US law to the extent they require a supermajority vote to elect directors. US law generally provides that directors may be elected by a plurality of the votes present at a meeting.

Article 18.- Each director shall exercise his functions up to substitution and shall deposit or have a share (1) deposited in the Company’s cash fund, for the purposes set forth in the Code of Commerce.

The elected alternate of the absent director shall serve the partial absence of any main director. In the event of total absence or lack of an alternate, the Board of Directors shall decide if the alternate director shall attend the Meeting.

This provision differs from US law, under which directors generally are not required to own any shares as a condition of holding office.

Article 19.- All members of the Board of Directors shall have the right to receive an annual Company stake  equivalent to two and a half percent (2.5%) of liquid profits collected each fiscal year, after determining the provision for income tax, in addition to diets. This Company stake shall be distributed in cash or shares of the Company at the discretion of the Board of Directors.

This provision differs from US law, which generally does not provide for directors to receive any economic interest in a company’s profits.

REGARDING THE CHAIRMAN AND VICE-CHAIRMAN OF
THE BOARD OF DIRECTORS

Article 20.- The Company’s Board of Directors shall have a Chairman and a Vice-Chairman whose term in office shall be three (3) years, and shall be elected from the directors of the Shareholders’ meetings, with the affirmative vote of at least sixty-five percent (65%) of the Company’s capital stock.

The Chairman of the Board of Directors shall:

1) Preside the meeting and convene and preside the Board of Directors’ meetings;

2) Supervise and represent all the Company’s businesses;

3) Monitor compliance with the decisions taken by the Board of Directors;

4) Serve the total or partial absences of the Vice-Chairman of the Board of Directors until the Meeting elects a surrogate, in the event of total absence;

5) Conduct any other activity requested by the Shareholders’ meeting or the Board of Directors.

The Vice-Chairman of the Board of Directors shall:

1) Preside the meeting and convene and preside the Board of Directors’ meetings in case of total or partial absences of the Chairman of the Board of Directors;

2) Supervise all the Company’s businesses;

3) Monitor compliance with the decisions taken by the Board of Directors;

4) Serve the total or partial absences of the Chairman of the Board of Directors until the Meeting elects a surrogate, in the event of total absence;

5) Conduct any other activity requested by the Shareholders’ meeting or the Board of Directors.

First paragraph: In the event of definitive and total absence of either the Chairman or Vice-Chairman of the Board of Directors, the remaining member shall assume the functions of the absent member, including the power set forth in the second paragraph of this article, until the Shareholders’ meeting elects a surrogate.

Second paragraph: The Chairman and the Vice-Chairman of the Board of Directors, by acting jointly, shall have the right to object to decisions taken by the Board of Directors.

Article 21.- The Company shall have an Executive Chairman elected by the Board of Directors, who shall be in office three (3) years and shall:

a) Sign documents and protocols related to the normal and ordinary management of the Company’s businesses. If documents or protocols related to all type of guarantees or businesses exceed the normal and ordinary management, the Executive Chairman shall request authorization from the Board of Directors.

b) Manage the Company’s operations, including appointment and payment of professional fees, and coordinate operations with subsidiaries, affiliates or associated companies.

c) Conduct any activity needed, on behalf of the Company’s interests, for management and administration of businesses, including the segregation of its duties.

d) Conduct any other activity set forth by these bylaws, the Shareholders’ meetings or the Board of Directors.

Both the Chairman of the Board of Directors and the Executive Chairman may be represented by a single person. This provision is also applicable to the Vice-Chairman of the Board of Directors.

REGARDING THE LEGAL REPRESENTATIVE

Article 22.- The Company shall have a Legal Representative, who may have an alternate. The Legal Representative and his alternate, if any, shall be elected by the Board of Directors and shall be in office until they resign or are dismissed.

The Legal Representative shall represent the Company with no restrictions under any circumstances and shall be the only officer who may legally accept subpoena or notice on behalf of the Company. He shall be entitled to file and reply lawsuits, make sworn statements, execute trials involving all procedures, instances and appeals, both regular and special, compromise, receive money and grant the related settlements, place bids in auctions, thereby being authorized to grant powers to attorneys to represent the Company, thereby keeping the right to exercise such powers. To compromise, agree upon, wave and engage before civil or legal arbitrators the Legal representative shall request prior approval from the Board of Directors.

The Legal Representative and his alternate shall be in charge of their functions once the Mercantile Registry is duly notified and their powers shall be revoked upon repealing and when the related notice is issued.

REGARDING  SECRETARY

Article 23.- The Company shall have a Secretary, who may have an alternate. Both the Secretary and his alternate, if any, shall be elected by the Board of Directors and shall be in office until they resign or are dismissed. The Secretary shall:

a) Attend the Shareholders’ meetings and meetings of the Board of Directors and prepare the related minutes, thereby being able to certify and authenticate such minutes of meetings.

a)              Ensure the Books of Minutes of the Company are properly kept.

REGARDING THE STATUTORY AUDITOR

Article 24.- The Company shall have two (2) main statutory auditors and their alternates, who shall be in office for a year. They may be reelected and shall exercise the functions stipulated in the Code of Commerce. The secondary statutory auditor shall serve for the absence of the main statutory auditors.

FINAL PROVISIONS

Article 25.- The Company’s fiscal year begins on December the first (1st) and ends on November the thirtieth (30th) of the next year. At year-end the Company shall prepare an inventory, a statement of profit and loss and an annual balance sheet, in conformity with the Code of Commerce and the generally accepted accounting principles, which shall be consistently applied.

Article 26.- At least a five percent (5%)  portion of the Company’s liquid profits shall be set aside every year at the Regular General Meeting for creating a reserve fund aimed at covering losses reported in the financial statements, and at complying with the company liabilities. This reserve fund shall be accumulated until it reaches ten percent (10%) of the capital stock.

There are no limitations on the right to own securities imposed by Venezuelan law or by the Articles of Incorporation or Bylaws of the Company.

10C. Material Contracts.

The most important loans and financial obligations, fully detailed in Note 8 to the consolidated financial statements, are as follows:

a)              Bancaracas International Banking Corporation: In October 2001 Corimon entered into a loan agreement with Bancaracas International Banking Corporation for US$6,955,000 (equivalent to approximately Bs 9,215 million), at a 12.75% annual fixed interest rate payable quarterly. Loan principal was to be repaid in one sum in April 2003. This loan is secured by a deposit in the same bank for US$6,955,000 at a fixed interest rate of 11.75%, maturing in April 2003. In May 2003, the Company paid down US$ 450,000 with part of this deposit and the remaining balance of the promissory note and the deposit were renewed, with maturity in April 2004, at a fixed interest rate of 11% and 10% respectively.

b)             Banesco Banco Universal (formerly Unibanca Banco Universal): In June 2000 Corimon Pinturas, C.A. issued promissory notes for approximately Bs 3,500 million with maturity in three years. These promissory notes were issued with a 50% discount with a variable interest rate adjusted quarterly, based on market rates. At November 30th, 2002, the annual interest rate was 35.15% (27.27% on March 31st, 2002). The discount will be amortized over the term of the promissory notes.

At November 30th, 2002, the balance of this debt, net of the unamortized discount is approximately Bs 3,098 million (Bs 3,366 million at March 31st, 2002), which represents the net face value of the negotiable promissory notes. The Company is currently negotiating with the bank new maturity dates and principal amortization. These debts were issued with the following guarantees:

1.               An investment, administrative and guarantee trust fund agreement set up in two fiduciary subaccounts: one for payment of interest coupons and the other for payment of principal or face value of the negotiable promissory notes. In the first fiduciary subaccount, the subsidiary must maintain the necessary amount to cover the prepaid interest coupons and it should deposit at least Bs 30 million during the first 45 days of the quarter in which this coupon was issued. The subsidiary further agrees to make monthly payments to the fiduciary subaccount for the payment of the principal or face value of promissory notes.

2.               First mortgage on real property of the Company’s subsidiaries: Productos Químicos Adín (subsidiary of Corimon, C.A.); Inversiones Materra (subsidiary of Corimon Pinturas, C.A) and Inversiones Peña Mayor (subsidiary of Grafis, C.A), which will not surpass the amount of Bs 4,500 million.

3.               Guarantee of inventories up to Bs 2,000 million.

4.               Guarantee of the entire debt and a security bond granted by the Company.

c)              Promissory Notes: In September 2001 the subsidiary Corimon International Holdings Limited issued promissory notes amounting to US$6,960,000 (equivalent to Bs 9,222 million) for an 18-month term as from the date of issue, which are due in a single payment at maturity in April 2003. Interest is calculated and paid on a quarterly basis at a 12.75% fixed annual rate. In April 2003, the Company paid in cash US$605,000 and issued new promissory notes for US$6,355,000 with maturity in April 2003, at 11% annual fixed rate.

This issue was subscribed, among others, by some of the Company’s directors and executives and is secured by a guarantee from Corimon, C.A. and a trust fund on behalf of holders of paper in respect of all shares of the subsidiary Sissons Paint Limited in Trinidad. Issuance of these promissory notes is related to debt settlement with CAF and IFC (see Notes 5 and 8 to the consolidated financial statements).

The company’s directors and executives who, directly or indirectly,  purchase these promissory notes are:

Company’s Directors and Executives	Amount subscribed In USD
Carlos Gill Ramírez	1,000,000
Eduardo Gómez Sigala	900,000
Alejandro Alfonzo Larrain	300,000
José Rafael Velásquez	100,000
Laura Emperador	50,000
Santos Cohen	50,000
Octavio Lara	25,000
TOTAL	2,425,000

For further discussion of contractual obligations and commercial commitments as required by the SEC, please see Note 8 to the consolidated financial statements.

In addition to the above, the Company has a line of credit for USD 0.3 million to satisfy any shortfall in working capital needs, this credit has not yet been used.

10D. Exchange Controls

Under the provisions of the foreign exchange regime established in July 1994 in effect until April 1996, the Company and its subsidiaries received advances in foreign currency to pay debt and import raw materials and other supplies secured by performance bonds issued by the Company and bank guarantees, of which approximately US$825,000 and US$3 million, respectively, are pending release by the Foreign Exchange Study Unit (UNEC) of the Ministry of Finance at November 30th, 2002.

In May 1995 the authorities accepted the Company and its exporting subsidiaries into the Special Optional System for Exporters (REFE).  This system allowed foreign currency from exports to be kept abroad and used for payments stipulated in this system.  Any foreign currency not required for exporting activities was required to be sold to the Banco Central de Venezuela (BCV).  The Company used approximately US$1,540,000 from export collections to partially settle its net foreign debt, which was in the process of being registered with the tax authorities.  The UNEC requested the Company to provide certain supporting documentation in respect of the use of the net balance of foreign currency due at April 21, 1996 not sold to BCV.

More recently, on January 22nd, 2003 the Venezuelan Central Bank (BCV) suspended foreign exchange trading and announced it would implement an exchange control that was ultimately presented on February 5th. It set the bolivar’s value at Bs 1,596 a dollar for sales and Bs 1,600 for purchases.

The primary reason for this exchange control was the shortage of foreign exchange caused by the fact that the government had almost no income from the oil industry during the nationwide strike that took place between December 2002 and February 2003.

The system is managed by Venezuela’s Central Bank (Banco Central de Venezuela, BCV) and the recently created Commission for the Administration of Foreign Exchange (Comision de Administracion de Divisas, CADIVI). The BCV has to determine the amounts of foreign funds that will be available to the public and its official exchange rate, and CADIVI will allocate foreign currency in accordance with some new regulations set for this regime. The new currency system provides no legal parallel market, forcing individuals and organizations in need foreign currency to obtain it from the government.

In order to receive foreign currency, importers and businessmen must make a petition through their banks, which in turn would apply to CADIVI for a decision as to whether and how much foreign exchange will be allotted. This approval can take up to 30 days; and no import orders can be placed without such approval. Once issued, approvals are valid for a period of 120 days.

CAVIDI issued a list of imported products for which foreign currency should be made freely available. CADIVI also released a list of the requirements that must be met in order to request foreign currency for commercial transactions, medical treatment, educational purposes, etc. The documentation required for registration, which includes a range of clearances from central and municipal tax authorities, has proven extremely difficult and time consuming to obtain.

As of January 22th, 2003 the Company had almost USD 5.9 million in debt; and out of it, Corimon requested from CADIVI approximately about USD 4.7 million in the period between August and October 2003. As of the day this report was submitted, none of this request had been neither approved nor delivered.

Subsidiary	Total Debt January 22th, 2003	$ amount requested
Corimon Pinturas	3.813.426,57	3.260.779,00
Resimon	393.023,63	109.956,55
Montana Grafica	1.017.124,27	806.784,74
Cerdex	205.973,64	142.871,94
Grafis	478.023,36	412.256,36
Grupo Corimon	5.907.571,47	4.732.648,59

As of July 2003 the Company had requested from CADIVI approximately $2,251,482 to pay for raw material. Approval was granted for an allocation of $460,005 had been approved, but only $91,930 had actually been furnished. The following table gives a snapshot of the Company’s position with regards to CADIVI:

Subsidiary	$ amount requested	$ amount approved	%	$ amount delivered	%
Corimon Pinturas	877.492,03	147.262,00	16,78%	34.462,00	23,40%
Resimon	163.210,00	34.800,00	21,32%	0,00	0,00%
Montana Grafica-Convepal	1.024.945,45	92.107,79	8,99%	0,00	0,00%
Cerdex	185.834,95	185.834,95	100,00%	57.467,50	30,92%
Grafis	0,00	0,00	0,00%	0,00	0,00%
Grupo Corimon	2.251.482,43	460.004,74	20,43%	91.929,50	19,98%

As of September 15th, 2003 the Company had requested from CADIVI approximately $3,994,000 to pay for raw material, $3,650,000. Approval was granted for an allocation of $382,483 had actually been furnished. This situation makes it difficult for the Company to acquire its supplies and therefore meet its production and sales objectives. Additionally, an inability to obtain foreign currency could adversely affect the Company’s commercial relationships both with its suppliers and its clients because of the risk of not complying with previously settled commitments.

The following table gives a snapshot of the Company’s position with regards to CADIVI:

Subsidiary	$ amount requested	$ amount approved	%	$ amount delivered	%
Corimon Pinturas	1.761.104,67	1.582.662,04	89,87%	313.605,93	17,81%
Resimon	475.115,00	442.565,00	93,15%	11.410,00	2,40%
Montana Grafica-Convepal	1.569.593,37	1.439.663,01	91,72%	0,00	0,00%
Cerdex	185.834,95	185.834,95	100,00%	57.467,50	30,92%
Grafis	2.700,00	0,00	0,00%	0,00	0,00%
Grupo Corimon	3.994.347,99	3.650.725,00	91,40%	382.483,43	9,58%

Aditionally, in August 2003, Corimon, C.A. requested about USD 7 million to CADIVI in order to pay the financial debt it has with Banacaracas International Banking Corporation. This amount includes both principal (USD 6,505,000) and interest, and it is expected to be furnished as payments mature. This request has not yet been approved by CADIVI.

Capital repatriation of dividends, interests and other earnings is allowed after registering with the Venezuelan Superintendent of Foreign Investment (Superintendencia de Inversiones Extranjeras) and upon authorization from that office.

10E. Taxation

The following summarizes the principal Venezuelan tax consequences under Venezuelan law of the purchase, ownership and disposition of Corimon’s ADSs and shares and receipt of dividends therefrom by persons (including corporations) who are non-residents of Venezuela. This summary is based on current Venezuelan tax law and is for general information only.

As used herein, the term Venezuelan “non-resident” refers to an individual whose physical presence in Venezuela does not exceed more than 180 days during a calendar year or the immediately preceding calendar year; whereas the term “non-domiciled” refers to a legal entity which is neither domiciled nor organized in Venezuela or nor conducting business through a permanent establishment within the country. If a non-domiciled entity creates a permanent establishment in Venezuela, such permanent establishment will be considered a Venezuelan domiciled taxpayer subject to Venezuelan taxation on worldwide income only in respect of those items of income that are attributable thereto.

In general, and as discussed below, all income derived from an investment in ADSs is considered Venezuelan foreign-source income, as such being imposed only on resident individuals and domiciled entities that are taxed in Venezuela on worldwide income, whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela. Income derived from Corimon shares is considered Venezuelan local-source income, taxable to any taxpayer, regardless of its residence or domicile, except as otherwise provided by applicable treaty.

As for dividend taxation, there is a new system covering taxation of dividends introduced in the 1999 Venezuelan Income Tax Law. For the purposes of the Venezuelan Income Tax Law, dividend is to be understood as the portion that corresponds to each share in the profits of a stock company and other taxpayers under this category, including those profits resulting from stakes in limited liabilities companies.

The law stipulates a proportional tax equivalent to 34% levied on the amount of dividends paid or credited to account and originated in the taxpayers’ net income that exceeds their net fiscal taxed income. In this regard, net income is to be considered that which is approved at the shareholders’ meeting based on financial statements prepared pursuant to Accounting Principles Generally Accepted in the Bolivarian Republic of Venezuela, and is taken as the base for the distribution of dividends. Likewise, net fiscal taxed income is understood to be that which is subject to the tariffs and proportional rates set forth in the Law.

Dividend income received with respect to Corimon shares is not subject to Venezuelan income tax nor withholding tax with respect to distributions arising out of earnings and profits for periods commencing on or prior to December 31, 2000. All dividends arising out of either accrued or current earnings and profits for periods commencing on or after January 1, 2001 and which are paid in cash or kind with respect to Corimon shares are considered Venezuelan local-source income.

As such, the dividend that is paid in cash will be subject to a withholding tax at the rate of 34% at the time of payment, as well as filing obligations for the shareholder, regardless of its residence or domicile. In the case of non- Venezuelan persons, the 34% withholding rate may be further reduced or even eliminated by applicable treaty. Subject to the applicable treaty, stock dividends paid with respect to Corimon shares will be subject to an income tax withholding at the rate of 34% at the time that such stock is disposed of by the shareholder. In the case of dividends paid with shares issued by the paying company, the proportional tax will be subject to an advance payment equivalent to 1% of the total value of the distributed dividend, which will be credited to the resulting proportional tax payable.

Income derived from either accrued or current earnings and profits for periods closing after January 1, 2001 with respect to the ADSs (whether in cash or in stock) will be treated as Venezuelan foreign-source income, taxable only for resident individuals and domiciled entities who are taxed on worldwide income, whereas non-resident individuals and non-domiciled entities are not subject to any taxation in Venezuela with respect to the ADSs.

Capital gains from the sale or other disposition of ADSs including exchanges of ADSs for Corimon shares are considered Venezuelan foreign-source income, taxable only for resident individuals and domiciled entities who are taxed on a worldwide income basis; whereas non-resident individuals and non-domiciled entities are not subject to taxation in Venezuela regardless of the location where such transactions take place. As described below, however, a disposition of Corimon shares effected regardless of residence or domicile, through a Venezuelan stock exchange (which would include a disposition by a broker/agent on behalf of an ADS holder) will be subject to a 1% proportional tax on the gross amount realized from the sale.

Capital gains obtained from the sale or other disposition (other than through a Venezuelan stock exchange) of Corimon shares (or rights to subscribe for Corimon shares) will be considered Venezuelan local source income, and subject to income tax withholding, unless otherwise provided by an applicable treaty, at the rate of 3% in the case of resident individuals, 34% in the case of non-resident individuals and 5% in the case of entities, regardless of their domicile condition. Capital gains obtained by a resident individual or a domiciled entity will be subject to Venezuelan income taxes on a net basis and according to progressive rates, whereas (unless otherwise provided by applicable treaty) capital gains obtained by a non-resident individual or by a non-domiciled entity, from the sale or other disposition (other than through a Venezuelan stock exchange) of Corimon shares (or rights to subscribe for Corimon shares) will be subject to Venezuelan income taxes at the maximum flat rate of 34% over gross proceeds, or at applicable corporate rates, respectively. Taxpayers are subject to year-end return filing obligations, regardless of the shareholder’s residence or domicile.

Sales or other dispositions made through a domestic stock market are subject to a 1% proportional tax on the gross proceeds.

The amount of gain from the sale or other disposition of Corimon shares (or rights to subscribe for Corimon shares) other than through a Venezuelan stock exchange, is represented by the excess of the amount realized by the shareholder over its own tax basis in such Corimon shares (or rights to subscribe for Corimon shares) sold or otherwise disposed of. In general, a shareholder’s tax basis in a Corimon share will be represented by its cost of acquisition, whereas, a holder’s basis in a share received upon exercise of a right to subscribe for a Corimon share would be represented by the sum of the exercise price paid and the tax basis in such right. If a Corimon share were to be received as a stock dividend after January 1, 2000, the tax basis for such share would be zero.

The eventual distribution by Corimon of dividend indebtedness vouchers and the payment by Corimon of the principal amount of such vouchers will not be subject to Venezuelan income tax or withholdings with respect to dividends arising out of either accrued or current earnings or profits for periods commencing prior to December 31, 2000. However, the eventual distribution by Corimon of dividend indebtedness vouchers with respect to dividends arising out of either accrued or current earnings or profits for periods commencing on or after January 1, 2001 with respect to Corimon shares will be taxable to the recipient. Under the Venezuelan Income Tax Law dividends are taxed as at the moment Corimon pays or credits to account the dividend that will become subject to the tax analysis referred to previously relating to the distribution of dividends.

Moreover, interest paid by Corimon on the vouchers with respect to Corimon shares will be treated as local source income and thus taxable in Venezuela for all individuals and entities regardless of domicile, subject to applicable treaty covering non-resident individuals or non-domiciled entities. The payment of interest will be subject to, unless otherwise provided by applicable treaty, income tax withholding at the effective rate of 32.3% in the case of non-resident Venezuelan persons and subject to applicable treaty and at the rate of 3% and 5% in the case of resident individuals and domiciled entities, respectively.

Capital gains from the sale or other disposition of a voucher with respect to Corimon shares will be considered Venezuelan local-source income, although not subject to income tax withholding. Capital gains, calculated as the excess of the proceeds of the sale over the principal amount of the voucher, obtained by a resident individual or a domiciled entity will be subject to Venezuelan income tax on a net basis and according to progressive rates, whereas and unless otherwise provided by an applicable treaty, capital gains obtained by a non-resident individual or non-resident entity, from the sale or other disposition of a voucher with respect to Corimon shares will be subject to Venezuelan income tax at the maximum flat rate of 34% over gross proceeds, or the applicable corporate rates, respectively.

Subject to applicable treaty, non-resident individuals and non-domiciled entities receiving interest or realizing gains from the sale or other disposition of vouchers are generally required to comply with the ordinary annual filing requirements for residents.

The acquisition of ADSs through inheritance or gift by either a resident or non-resident from a non-resident is not subject to Venezuelan estate, inheritance or gift tax. The acquisition of ADSs through bequest or gift from a resident of Venezuela are subject to Venezuelan estate and gift tax. Venezuelan estate and gift tax rates are progressive and vary according to the kindred degree of relationship between the recipient and between the decedent or the donor; as the case may be.

The acquisition of Corimon shares (or rights to acquire Corimon shares) through bequest or gift is subject to Venezuelan estate and gift tax, regardless of the residence of the decedent or of the donor. The rate of Venezuelan estate or gift tax imposed on a transfer generally depends on the value of the bequest or gift and on the kindred degree of relationship between the beneficiary and the decedent or the donor, as the case may be. The beneficiary of a bequest or gift is responsible and liable for the payment of the estate or gift tax. In addition, the donor and the donee are jointly and severally responsible for the payment of the gift tax.

Other Taxes

There are no Venezuelan stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Corimon shares (or rights to subscribe for Corimon shares). Other than the taxes discussed above, no other Venezuelan transfer taxes are applicable to the transfer of ADSs or Corimon shares (or rights to subscribe for Corimon shares), including deposits and withdrawals of Corimon shares to or from the ADR facility.

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax considerations under present law of an investment in ADSs or in Corimon shares. This summary applies only to investors that hold the ADSs or Corimon shares as capital assets and that have the U.S. dollar as their functional currency. The summary is not intended as tax advice to any particular investor, some of which (investors, such as banks, insurance companies, dealers, traders who elect to mark to market, tax-exempt entities, persons holding an ADS or Corimon shares as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of Corimon), may be subject to special tax treatment. The Company believes, and the discussion therefore, assumes that it is not and will not become a passive foreign investment company for United States federal income tax purposes.

As used here, the term “U.S. holder” means a beneficial owner of ADSs or Corimon shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income from which is subject to United States federal income taxation regardless of its source. The term “non-U.S. holder” refers to any other holder of ADSs or Corimon shares. Holders of ADSs (or ADRs evidencing ADSs) generally will be treated as the owners of the Corimon shares represented by those ADSs (or ADRs evidencing ADSs).

U.S.-Venezuela Income Tax Treaty

The United States and Venezuela have concluded an income tax treaty, which entered into force on January 1, 2000. U.S. holders who are eligible for the benefits of this income tax treaty will generally be subject to Venezuelan source withholding tax on dividends at a maximum rate of 15% (or a lower rate in the case of certain persons that own more than 10% of the Company’s voting stock) and will generally not be subject to Venezuelan income or withholding tax on gains from the disposition of Corimon shares or ADSs. However, the determination as to whether a U.S. person is eligible for the benefits of the income tax treaty is very complex. In particular, a U.S. person that owns Corimon shares and who is not subject to income tax in the United States (such as a partnership or other pass-through entity) or that has, or is deemed to have, a permanent establishment in Venezuela also may not be eligible for the benefits of the treaty in respect of taxes on income or proceeds from the sale or ADSs and Corimon shares. U.S. holders are urged to consult their own tax advisors about eligibility for benefits under the U.S.-Venezuela income tax treaty.

Dividends and Other Distributions

Dividends paid with respect to the ADSs or Corimon shares generally will be included in the gross income of a U.S. holder as ordinary income (to the extent of the amount paid out of current or accrued earnings and profits, as determined under U.S. federal income tax principles) when the dividends are received by the Depositary. The dividends generally considered to be foreign source income. The dividends will not be eligible for the dividends-received deduction allowed to corporations. Dividends paid in Venezuelan bolivars will be included in income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary). A U.S. holder will have a basis in the bolivars received equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the bolivars for a different amount generally will be United States source ordinary income or loss. The US has recently reduced the maximum tax rate on certain dividends to 15%, but there is uncertainty as to whether the reduced rate applies to ADRs that trade over-the-counter.

Distributions to U.S. holders of additional Corimon shares or rights to subscribe for Corimon shares generally should not be subject to federal income tax. However, such distributions could be taxable depending on the nature of a particular distribution. A U.S. holder’s tax basis in Corimon shares or rights that are not subject to U.S. federal income tax when received is determined by allocating the U.S. holder’s basis in its ADSs between the ADSs and the Corimon shares or rights on the basis of the relative fair market values of each, except that in the case of rights whose fair market value is less than 15% of the fair market value of the Corimon shares with respect to which the rights are distributed, the basis of the rights is zero unless the shareholder elects to make such an allocation.

A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by Corimon with respect to the ADSs or Corimon shares unless such income is effectively connected with the participation by the non-U.S. holder in a trade operation or business in the United States.

Capital Gains

U.S. holders will recognize capital gain or loss upon the sale or other disposition of ADSs or Corimon shares (or rights to subscribe for Corimon shares) held by the U.S. holder or the Depositary in an amount equal to the difference between such U.S. holder’s basis in the ADSs, Corimon shares or rights, as the case may be, and the amount realized on such sale or other disposition. Gain and loss recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Corimon shares or ADSs that in either case is subject to Venezuelan tax, the U.S. holder may not be able to use the foreign tax credit for Venezuelan tax imposed on the gain unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category or, alternatively, it may use a deduction for Venezuelan tax purposes.

U.S. holders will not recognize a gain or loss on deposits or withdrawals of Corimon shares in exchange for ADSs or on the exercise of subscription rights. If subscription rights expire unexercised, a U.S. holder that has an allocated basis to such rights received as a dividend will not recognize a loss but must reallocate such basis to the remaining ADSs or Corimon shares held.

A non-U.S. holder of ADSs or Corimon shares will not be subject to United States federal income tax on gain from the sale or other disposition of ADSs or Corimon shares unless (i) such gain is effectively connected with participation in a trade or business within the United States; or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition, and certain other conditions are met.

Dividend Indebtedness Vouchers

Depending upon their terms when issued, dividend indebtedness vouchers issued by Corimon should be treated as debt instruments for United States federal income tax purposes. A U.S. holder likely will be required to include in gross income, as a dividend, the fair market value of a dividend indebtedness voucher distributed with respect to the Corimon shares when the voucher is received (which, in the case of ADSs, will be the date of receipt by the Depositary). The amount included and the holder’s initial tax basis in the voucher will be the U.S. dollar market value of the voucher on the date of receipt.

The voucher may be treated as issued with original issue discount (“OID”) in an amount equal to the difference between the total bolivar payments to be received on the voucher and the bolivar market value of the voucher when received. A U.S. holder will be required to include such OID in gross income on a constant yield to maturity basis during the period from the receipt of the voucher to the stated maturity date of the voucher, even though no cash distributions will be received during that period. A U.S. holder’s basis in the voucher will be increased by undistributed OID included in income. A U.S. holder may recognize foreign currency gain or loss upon the retirement of the voucher or the sale or other disposition of the voucher and on any subsequent sale or conversion of the bolivars received. Such gain or loss generally will be United States source ordinary income or loss. Gain or loss on the sale or other disposition of the voucher in excess of foreign currency gain or loss generally will be considered as a capital gain or loss.

U.S. holders should consult their tax advisors concerning the United States federal income tax consequences of the receipt, ownership and disposition of dividend indebtedness vouchers.

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Corimon shares paid to non-corporate U.S. holders and the proceeds from the sale, exchange or redemption of the ADSs or Corimon shares paid to non-corporate U.S. holders may be reported to the United States Internal Revenue Service. A 31% backup withholding tax also may apply to amounts paid to such holders unless they provide an accurate taxpayer identification number or otherwise establish a basis for exemption. Payments of dividends and the proceeds from the sale or other disposition of ADSs or Corimon shares made outside the United States to non-U.S.

holders generally are not subject to information reporting and backup withholding, provided that, in the case of proceeds from a sale or disposition, the broker through which such payments are received fulfills certain requirements. In addition, non-U.S. holders may be required to provide certification of foreign status. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax liability.

10F. Dividends and Paying Agents

The Venezuelan Capital Markets Law provides that dividends must be declared in a shareholders’ meeting during which the shareholders must determine the amount, form and frequency of the dividend payment, and that dividend policies must be stated in the company’s by-laws.

The Venezuelan Code of Commerce establishes that dividends must be paid solely out of “liquid and collected earnings,” and the Capital Markets Law sets forth that the Company should distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of this 50% shall be paid to shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit. According to CNV regulations, inflation-adjusted net income is the sole basis for the calculation of dividend payments. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

10G. Statement by experts

Not applicable.

10H. Documents on display

Corimon is subject to the requirements of the Securities Exchange Information Act of 1934, as amended. In accordance with these requirements, Corimon files an annual report and other information with the Securities and Exchange Commission (the “Commission”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. This report and subsequent public filings with the Commission will also be available on the website maintained by the Commission at http://www.sec.gov.

10I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

(a)(1)(i)(A) Tabular presentation of information related to market risk sensitive instruments:

			In million constant bolivars at November 30th,
DEBT OBLIGATIONS	Interest Rate		2002 Outstanding Balance	2003 Maturity	2004 Maturity	2005 Maturity	2006 Maturity	2007 Maturity	2008 Maturity

U.S. DOLLARS (1)
Fixed Rate
Bank Loans	9.40%		19,070	2,030	17,040	0	0	0	0
New Eurobonds	4.00%		2,173	2,173	0	0	0	0	0
Leases			389	78	78	78	78	78	78
TOTAL U.S			21,632	4,281	17,118	78	78	78	78

BOLIVARS
Variable Rate
Bank Loans	49.09	%(2)	7,567	6,210	540	173	281	363	0
TOTAL BOLIVARS			7,567	6,210	540	173	281	363	0

TOTAL DEBT OBLIGATIONS			29,199	10,491	17,658	251	359	441	78

(1) The conversion exchange rate used was 1,325.00 Bolivars per dollar.

(2)  Average interest rate of bank loans in Bolivars.

There is some interest and currency risk related to these obligations, mainly because of the current Venezuelan political and economic situation, which could cause bank interest rates to increase. Additionally, there is an Exchange Control been executed at this moment, which once lifted could make exchange rates very volatile; any of these situations could make it difficult for the Company to meet its financial obligations.

The Company does not currently utilize derivative instruments designed to hedge any market risk relating to interest rate.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrears and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

As of November 30th, 2002, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the U.S. Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure and control procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Not Applicable.

Item 16B. Code of Ethics

Not Applicable.

Item 16C.  Principal Accountant Fees and Services

Not Applicable.

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Index

• Report of Independent Accountants

The auditor’s report included in this Form 20-F is presented in a format that complies with U.S. Generally Accepted Auditing Standards (“GAAS”). The Company’s independent accountants Espiñeira, Sheldon y Asociados (PricewaterhouseCoopers) have also issued a report in a format that complied with Venezuelan GAAS. The differences between the reports are that the United States report does not include a discussion of uncertainties pursuant to U.S. Statements of Auditing Standards No. 79, which discussion is presented in the report that complies with Venezuelan GAAS.

• Consolidated Balance Sheet for the eight-month period ended November 30th, 2002
• Consolidated Statement of Income for the eight-month period ended November 30th, 2002 and for years ended March 2002 and 2001
• Consolidated Statement of Shareholders’ Equity for the eight-month period ended November 30th, 2002 and for years ended March 2002 and 2001
• Consolidated Statement of Cash Flows for the eight-month period ended November 30th, 2002 and for years ended March 2002 and 2001
• Notes to the consolidated financial statements for the eight-month period ended November 30th, 2002 and for years ended March 2002 and 2001

Item 19. Exhibits

Index of Exhibits

Exhibit 1.1 Articles of incorporation - bylaws of Corimon, C.A.

Exhibit 2.1 Amended and Restated Deposit Agreement dated as of July 6, 2000, by and among Corimon, C.A., Morgan Guaranty Trust Company of New York (now known as JPMorgan Chase Bank) and the owners from time to time of ADRs issued thereunder

Exhibit 2.2 Amendment No. 1 dated as of January 22, 2002 to the Amended and Restated Deposit Agreement dated as of July 6, 2000 among Corimon, C.A., JPMorgan Chase Bank and the holders from time to time of ADRs issued thereunder

Exhibit 4.1 Loan Agreement dated as of October 1, 12001 between Corimon, C.A and Bancaracas International Banking Corporation

Exhibit 4.2 Form of Franchise Contract of Tiendas Montana, C.A.

Exhibit 13.1 Certification of Bernardo Vera required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2 Certification of Laura Emperador required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 14.1 Certification of Bernardo Vera required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 14.2 Certification of Laura Emperador required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORIMON, C.A
(Registrant)

/s/ Bernardo Vera
Bernardo Vera Company’s CEO

Date:	December 19, 2003

July 8, 2003

To the Shareholders and Board of Directors of

Corimon, C.A.

In our opinion, the accompanying consolidated balance sheets and consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Corimon, C.A. and its subsidiaries at November 30, 2002, March 31, 2002 and 2001, and the results of their operations and their cash flows for the eight-month period ended November 30, 2002 and each of the three years in the period ended March 31, 2002, expressed in constant bolivars at November 30, 2002, in conformity with accounting principles generally accepted in Venezuela.  The preparation of these financial statements is the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2a to the financial statements, during 2002 the Company adopted on a retroactive basis to all years presented the new provisions of Revised Statement of Accounting Principles No. 10 (DPC 10) to value inventories.

Accounting principles generally accepted in Venezuela vary in certain important respects from accounting principles generally accepted in the United States.  The application of the latter would have affected the determination of consolidated loss expressed in constant bolivars at November 30, 2002 for the eight-month period ended November 30, 2002 and each of the three years in the period ended March 31, 2002 and the determination of consolidated stockholders’ equity also expressed in constant bolivars at November 30, 2002, at November 30, 2002 and March 31, 2002, 2001 and 2000 to the extent summarized in Note 19 to the consolidated financial statements

ESPIÑEIRA, SHELDON Y ASOCIADOS

José Antonio Apostólico B.

CPC 18575

CNV A-859

CORIMON, C.A. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS AND

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002 AND MARCH 31, 2002, 2001 AND 2000

CORIMON, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Millions of constant bolivars at November 30, 2002)

	November 30, 2002	March 31, 2002	March 31, 2001

Assets

Current assets:
Cash and deposits	4,497	2,368	4,251
Time deposits (Note 8)	596	—	—
Notes and accounts receivable (Note 3)	24,635	19,557	23,858
Inventories (Note 4)	20,186	19,546	20,701
Prepaid expenses	911	2,914	2,359
Investments	—	—	18,460
Total current assets	50,825	44,385	69,629
Time deposits (Note 8)	8,619	7,548	—
Fixed assets, net (Note 6)	109,398	100,911	104,418
Long-term accounts receivable (Note 7)	9,062	7,801	7,647
Deferred charges and other assets	4,129	4,614	5,592
Goodwill	2,555	3,207	4,021
	184,588	168,466	191,307

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term loans and debt (Note 8)	10,413	6,078	23,469
Notes and accounts payable -
Suppliers	26,983	23,049	20,570
Directors and shareholders	358	353	374
Accrued wages and salaries	1,589	1,724	1,804
Interest and other accruals (Notes 8, 10, 11 and 15)	13,281	14,488	20,966
Total current liabilities	52,624	45,692	67,183
Long-term loans and debt (Note 8)	18,397	18,469	11,984
Accrual for employee termination benefits, net of advances	3,366	3,869	4,265
Other liabilities and accruals (Note 10)	2,487	801	813
Preferred dividends (Note 9)	2,415	2,621	2,430
Total liabilities	79,289	71,452	86,675
Minority interests	15,984	14,966	16,240
Shareholders’ equity (Note 9)	89,315	82,048	88,392
	184,588	168,466	191,307

The accompanying notes are an integral part of the consolidated financial statements

CORIMON, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Millions of constant bolivars

at November 30, 2002, except for per share amounts)

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002*	2001*	2000*

Net sales	73,949	102,878	107,803	88,894
Cost of sales	54,364	79,550	83,765	64,628
Gross income	19,585	23,328	24,038	24,266
Selling expenses	9,041	15,476	13,762	14,732
Administrative and general expenses	11,252	13,543	11,992	12,824
Operating loss	(708)	(5,691)	(1,716)	(3,290)
Full financing expense:
Interest expense, net (Note 8)	(5,105)	(4,849)	(4,931)	(4,422)
Exchange loss, net (Note 2d)	(6,035)	(5,358)	(3,474)	(5,055)
Gain from net monetary position (Notes 2c and 16)	6,496	6,893	4,908	6,269
	(4,644)	(3,314)	(3,497)	(3,208)
Other income (expense), net (Note 12)	49	2,373	(6,802)	(993)
Loss before the following items	(5,303)	(6,632)	(12,015)	(7,491)
Minority interests	776	1,365	3,087	2,709
Taxes (Note 10)	(464)	(1,013)	(1,250)	(1,183)
Loss from ongoing operations	(4,991)	(6,280)	(10,178)	(5,965)
Loss from discontinued operations, net of taxes and minority interests (Note 1)	—	—	(9,221)	(13,769)
Net loss	(4,991)	(6,280)	(19,399)	19,734

Net loss per share (Note 2o):
From ongoing operations	(6.62)	(8.33)	(13.50)	(7.95)
From discontinued operations	—	—	(12.24)	(18.27)

* Restated and reclassified for comparative purposes (see Notes 2a and 2s)

The accompanying notes are an integral part of the consolidated financial statements

CORIMON, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

EIGHT-MONTH PERIOD ENDED NOVEMBER 30, 2002 AND

YEARS ENDED MARCH 31, 2002, 2001 AND 2000

(Millions of constant bolivars at November 30, 2002)

	Capital stock		Restated share premium	Cumulative translation adjustment	Result from holding nonmonetary assets	Retained earnings (deficit)		Total
	Nominal	Inflation adjustment				Legal reserve	Deficit

Balances at March 31, 1999	75,349	218,092	934	5,213	(127,062)	21,765	(42,755)	151,536

Preferred dividends	—	—	—	—	—	—	(811)	(811)
Net loss	—	—	—	—	—	—	(19,734)	(19,734)
Translation adjustment	—	—	—	(29)	—	—	—	(29)
Result from holding nonmonetary assets (Note 2)	—	—	—	—	(14,092)	—	—	(14,092)
Balances at March 31, 2000*	75,349	218,092	934	5,184	(141,154)	21,765	(63,300)	116,870
Offsetting of equity accounts (Note 9)	—	(167,794)	—	—	104,672	—	63,122	—
Preferred dividends	—	—	—	—	—	—	(611)	(611)
Net loss	—	—	—	—	—	—	(19,399)	(19,399)
Translation adjustment	—	—	—	(98)	—	—	—	(98)
Result from holding nonmonetary assets (Note 2)	—	—	—	—	(8,370)	—	—	(8,370)
Balances at March 31, 2001*	75,349	50,298	934	5,086	(44,852)	21,765	(20,188)	88,392
Capitalization of accounts payable (Note 9)	19	6	—	—	—	—	—	25
Preferred dividends	—	—	—	—	—	—	(598)	(598)
Net loss	—	—	—	—	—	—	(6,280)	(6,280)
Translation adjustment	—	—	—	340	—	—	—	340
Result from holding nonmonetary assets (Note 2)	—	—	—	—	169	—	—	169
Balances at March 31, 2002	75,368	50,304	934	5,426	(44,683)	21,765	(27,066)	82,048
Preferred dividends	—	—	—	—	—	—	(296)	(296)
Net loss	—	—	—	—	—	—	(4,991)	(4,991)
Translation adjustment	—	—	—	912	—	—	—	912
Result from holding nonmonetary assets (Note 2)	—	—	—	—	11,642	—	—	11,642
Balances at November 30, 2002	75,368	50,304	934	6,338	(33,041)	21,765	(32,353)	89,315

* Restated and reclassified for comparative purposes (see Notes 2a and 2s)

The accompanying notes are an integral part of the consolidated financial statements

CORIMON, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of constant bolivars at November 30, 2002)

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002*	2001*	2000*
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,991)	(6,280)	(19,399)	(19,734)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -
Effect from discontinued operations	—	—	15,898	(15,898)
Depreciation and amortization	6,095	7,670	7,460	9,456
Provisions for doubtful accounts and inventory obsolescence	1,536	982	888	1,190
Provision for investment valuation and accounts receivable	—	—	—	(1,644)
Gain from net monetary position, exchange gains and losses and result from holding nonmonetary assets	2,687	4,947	(1,565)	27,992
(Income) loss on sale of fixed assets	(45)	86	2,220	357
Debt settlement, net	(303)	(8,053)	—	—
Accrual for employee termination benefits, net of advances and payments	177	243	1,690	(290)
Minority interests	(776)	(1,365)	(2,761)	(2,708)
Translation adjustment	598	340	(98)	(29)
Net change in operating assets and liabilities -
Notes and accounts receivable	(9,901)	263	(7,436)	(3,093)
Inventories	(969)	634	220	(1,627)
Prepaid expenses	2,003	(557)	(1,489)	(269)
Deferred charges, other assets and goodwill	237	907	601	(613)
Notes and accounts payable	3,935	2,505	840	10,621
Accrued wages and salaries, interest and other	341	(2,520)	4,953	1,256
Net cash provided by (used in) operating activities	624	(198)	2,022	4,967
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(872)	(3,616)	(2,167)	(2,953)
Proceeds from sale of fixed assets	—	420	1,660	1,594
Increase in investments	—	(1,948)	—	(5,203)
Long-term accounts receivable, net	861	590	1,559	5,369
Net cash provided by (used in) investing activities	(11)	(4,554)	1,052	(1,193)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issuance	2,530	12,632	3,210	2,408
Debt payment	(1,014)	(9,763)	(4,925)	(5,918)
Net cash provided by (used in) financing activities	1,516	2,869	(1,715)	(3,510)
CASH AND CASH EQUIVALENTS:
Net increase (decrease)	2,129	(1,883)	1,359	264
At the beginning of the year	2,368	4,251	2,892	2,628
At the end of the year	4,497	2,368	4,251	2,892

SUPPLEMENTARY INFORMATION:
Cash activities -
Interest paid	—	5,358	4,307	4,566
Taxes paid	817	963	1,189	1,559
Non-cash activities -
Capital stock increase through capitalization of debt and preferred dividends	—	25	—	—
Net assets of discontinued operations (Note 1)	—	—	—	15,898
Preferred dividends declared	296	598	611	811

* Restated and reclassified for comparative purposes (see Notes 2a and 2s)

The accompanying notes are an integral part of the consolidated financial statements

CORIMON, C.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002 AND MARCH 31, 2002 AND 2001

NOTE 1 - ACTIVITIES:

Corimon, C.A. (the Company) was incorporated in 1949 and is domiciled in Venezuela.  Through its subsidiaries, Corimon manufactures and markets paints, coatings and related products, resins, packaging and inks.  The Company and its subsidiaries are organized into two divisions as shown below:

Subsidiary	Activity
Paints and related products division:
Venezuela -
Corimon Pinturas, C.A.	Paints
Resimon, C.A. (89.99%-owned)	Resins and chemical products
Cerdex, C.A.	Brushes
Tiendas Montana, C.A.	As from 2001, a store franchise system

Trinidad and Grenada -
Sissons Paints Limited	Paints
Infinity Colour Shop	Exclusive distributor of paints produced by Sissons Paints

Dominican Republic (inactive since 2001) -
Pinturas Montana C por A (70%-owned)	Paints
Packaging and inks division:
MGC: Montana Gráfica - Convepal, C.A. (65%-owned)	Packaging
Grafis, C.A.	Inks
Hypermarkets division (up to 2000):
Construcentro CRO, C.A. (80.20%-owned)	Home decoration and furnishing center
Tiendas Montana, C.A.	Paint distribution and home decoration center

a) Transition period comparative data:

As described in Note 9, at a Regular Shareholders’ Meeting held on July 29, 2002, the shareholders approved the change of the Company’s fiscal year end to November 30.  In Official Notice No. GRTICE-RC-DF-0426/2002 of August 2002, the National Integrated Tax Administration Service (SENIAT) authorized the requested change of the fiscal year, to run from December 1 to November 30 each year.

The following table presents certain financial information for the eight-month period ended November 30, 2002 and 2001, respectively:

	Eight-month period ended November 30,
	2002	2001
		(Unaudited)
	(Millions of constant bolivars at November 30, 2002 except for per share amounts)

Net sales	73,949	80,176
Gross income	19,585	19,920
(Loss) income before minority interests and taxes	(5,303)	1,323
Minority interests	776	623
Taxes	(464)	(725)
Net (loss) income	(4,991)	1,221
Net (loss) income per share	(6.62)	1.62

Weighted average shares outstanding	75,684	75,684

b) National Civic Work-stoppage and strategic plan -

On December 2, 2002, public and civic organizations began a National Civic Work-stoppage in Venezuela, which was in effect until January 2003 and seriously affected many of the country’s economic activities.  Consequently, sales, production, raw material receipts and labor-related activities of the Company and its subsidiaries have been adversely affected.  Furthermore, on February 5, 2003, Banco Central de Venezuela (BCV), in conjunction with the Ministry of Finance, established a new exchange control regime in Venezuela (see Note 14) that could affect the normal course of operations such as the purchase of imported materials and payment of liabilities denominated in foreign currency.

The Company and its Venezuelan subsidiaries have had to adopt certain measures, the most significant of which are:

•                      Rationalize use of production consumables and replace certain foreign suppliers due to import limitations on some products.

•                      As from February 2003, working hours were reduced in the subsidiaries of the paint and related products division in order to decrease personnel costs.  Since March 2003, certain personnel of the packaging and inks division have been temporarily laid off due to the decrease in production.  All these measures were taken in mutual agreement with employees.

•                      Adjusting product sale prices to new production costs resulting from the coming into effect of the currency exchange control and price control regimes while maintaining a profit margin that will at least allow recovery of operating costs.  This price adjustment is within the market’s competitive margin (see Note 14).

•                      Negotiating payment terms and conditions with suppliers and financial creditors.

The Company’s management continuously assesses operating results and follows up on measures taken as result of the decreased production and sales of the Venezuelan subsidiaries, in order to mitigate the effects of the current situation of the Company and its Venezuelan subsidiaries.  However, there are no guarantees of the effectiveness of these measures.

With respect to the operations of the Company’s subsidiary in Trinidad, in July 2002 the Company’s Board of Directors approved a feasibility study on the expansion of production and marketing operations of resins, inks, coatings and coating tools from the Sissons Paints subsidiary to the rest of the Caribbean and Central America.  The cost of this study, made by an external advisory firm, amounted to approximately Bs 329 million (equivalent to US$250,000), which was paid by the Company during the eight-month period ended November 30, 2002 and is shown under General and administrative expenses.

Discontinued operations -

Up to February 2000 the subsidiary Tiendas Montana, C.A. was dedicated to the sale of paints and home decoration.  As of to date, this Company established a franchise system in which it transferred the administration and sale rights of products manufactured by the paint and related products division of Corimon.  At November 30, 2002, there are 81 franchise shops (79 shops at March 31, 2002).

In February 2000 the Board of Directors of Corimon approved the sale of all assets owned by the subsidiary Construcentro CRO, C.A. and during 2000 the Company completed the sale by handing over all the assets of its subsidiary amounting to approximately US$33,500,000 to settle liabilities.  The Company retained trademark ownership.  The effects of this transaction on the statement of income in 2001 are included under Loss from discontinued operations, net of taxes and minority interests.  The subsidiary Construcentro CRO, C.A. continued commercial operations until August 2000 and administrative operations until March 2001.

Up to 2000 the subsidiaries Tiendas Montana, C.A. (engaged in marketing activities) and Construcentro CRO, C.A. together constituted the hypermarket division.  Accordingly, management considered that the operations described above represented the disposal of segment.  Below is a summary of the financial information of the hypermarket division operations for the years 2001 and 2000 (statement of income):

	Years ended March 31,
	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Statement of income data:

Net sales	15,933	61,461
Gross profit	2,480	12,103
Operating loss	(6,315)	(14,803)
Net loss	(9,221)	(13,769)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

The accompanying consolidated financial statements have been prepared in conformity with the Rules for the preparation of financial statements of entities regulated by the Venezuelan Securities and Exchange Commission (CNV).  These rules differ from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants, with respect to the treatment of the effects that arise out of applying the “mixed method” to fixed assets, as explained below:

a) Mixed method -

Statement of Accounting Principles No. 10 (DPC 10) “Rules for the preparation of financial statements adjusted for the effects of inflation,” published by the Venezuelan Federation of Public Accountants, requires the preparation of financial statements fully adjusted for the effects of inflation using either the mixed method or the General Price Level (GPL) method.

The Company adopted the mixed method for valuation of fixed assets to prepare its inflation-adjusted consolidated financial statements.  This method consists in restating the consolidated financial statements based on the GPL method and, subsequently, adjusting fixed assets according to current market values determined by independent appraisers.  Current market values may differ from historic costs adjusted by the General Price Level (GPL) as the former are specific prices and the latter are calculated based on general price indices that measure the loss of the purchasing power of the bolivar.  The equity account Result from holding nonmonetary assets includes the difference between current market values and application of the GPL method.

There are significant differences between the rules of the CNV and DPC 10 as to the treatment of the effects of applying the mixed method.  Under DPC 10, the operating results applying either the mixed or General Price Level methods are the same.  However, in accordance with rules for the preparation of financial statements of entities regulated by CNV, depreciation of the fair market value of fixed assets, under certain conditions, is recorded directly in the statement of income, without considering any effects from the result of holding nonmonetary assets in the statement of income.

At November 30, 2002, the equity account Result from holding nonmonetary assets, with a debit balance of approximately Bs 33,041 million (Bs 44,683 million, Bs 44,852 million and Bs 141,154 million at March 31, 2002, 2001 and 2000, respectively), is a net amount comprising:  a credit balance of approximately Bs 6,608 million (a debit balance of Bs 3,216 million and Bs 4,143 million and Bs 85,346, net of Bs 85,346 million offset (see Note 9) at March 31, 2002, 2001 and 2000, respectively), arising from the restatement of fixed assets at current costs that reduced shareholders’ equity by this amount and: a debit balance of approximately Bs 39,649 million (Bs 41,467 million, Bs 40,709 million and Bs 55,808 million, net of Bs 19,326 million offset (see Note 9) at March 31, 2002, 2001 and 2000, respectively), from calculation of depreciation expense at current costs.

For the application of the mixed method for fixed assets at November 2002 and March 2002 and 2001, the Company used an independent appraisal performed in March 2000 updated by applying in November 2002 and in March 2002 and 2001 the devaluation index of the bolivar against the U.S. dollar for imported fixed assets and the Price Index for the Construction Sector for buildings and the Consumer Price Index (CPI) for the remaining assets.  This inflation-adjustment procedure is in conformity with generally accepted accounting principles; nevertheless, these results may differ from those obtained from new appraisals.

With respect to inventories, as from 2002, Revised DPC 10 sets out that the mixed method will only apply to inventories over six months old.  At November 30, 2002 and March 31, 2002, Company average inventory aging does not exceed six months.  For comparative purposes, in March 2002 the Company restated the financial statements for 2001 and 2000 to recognize the effects of applying the mixed method to inventories based on this new principle, with a resulting increase in the cost of sales and net loss for 2001 of approximately Bs 3,230 million and Bs 2,903 million, respectively (Bs 1.212 million and Bs 178 million, respectively for 2000) (see Note 2s).  Inventories are valued at restated cost, which does not exceed market value.

Below are other CNV accounting rules followed by the Company, which do not differ from generally accepted accounting principles issued by the Venezuelan Federation of Public Accountants:

b) Use of estimates in the preparation of consolidated financial statements -

The preparation of financial statements and their notes in conformity with the accounting rules set forth by the CNV and generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of income and expenses for the reporting period.  Actual results may differ from those estimates.

c) Accounting for inflation -

The amounts reported at November 30, 2002 and March 31, 2002, 2001 and 2000 are expressed in constant currency at November 30, 2002.

The inflation rates in Venezuela for the eight-month period ended November 30, 2002 and the years ended March 31, 2002, 2001 and 2000, according to the CPI, were 21.33%, 17.63%, 12.5% and 17.5%, respectively.

Below is a summary of the methodology used by the Company for the preparation of the consolidated inflation-adjusted financial statements:

•             Monetary assets and liabilities, including balances in foreign currency are, by their nature, shown in terms of purchasing power at November 30, 2002.  Full financing expense comprises actual interest expense, the gain or loss from monetary position and any exchange gains or losses arising from the devaluation of the bolivar.

•             Capital stock, the stock premium, legal reserve and deficit have been restated by multiplying them by a factor obtained by dividing the CPI at November 30, 2002 by the CPI at their date of origin.

•             Nonmonetary assets such as inventories, fixed assets, deferred charges and goodwill have been restated by multiplying them by a factor obtained from dividing the CPI at November 30, 2002 by the CPI at their date of origin.  Fixed assets at November 30, 2002 are shown at current market values determined by independent appraisers (see Note 2a).

•             Depreciation was determined based on current costs of related fixed assets.  Cost of sales was determined on the basis of the restated inventories to which they relate.

•             Sales, other income and expenses and operating expenses have been restated by multiplying them by a factor obtained from dividing the CPI at November 30, 2002 by the CPI at the date on which they were earned or incurred.

d) Net effect of translation of foreign subsidiaries’ financial statements -

The functional currency of the Company’s foreign subsidiaries Sissons Paint Limited and its subsidiaries and Pinturas Montana C por A is the local currency of the country in which they operate.  The procedure used to include the financial position of those subsidiaries and the results of their operations in the Company’s consolidated financial statements consists in translating their balance sheets and statements of income into bolivars at the year-end exchange rate and the average exchange rate for the fiscal year, respectively.  No adjustments are made for the current year effects of inflation in Venezuela.  Translation gains and losses are included in the statement of shareholders’ equity as Cumulative translation adjustment.

The bolivar is the functional currency of the Company’s non-operating foreign subsidiaries Corimon Corporation, Santa Rita Investment and Corimon International Holding.  Transactions of these subsidiaries are translated into bolivars at the average exchange rate for the year and then adjusted for the effects of inflation in Venezuela.  Monetary assets and liabilities are translated at the exchange rate in effect at the end of each period.  Translation differences are recorded in the statements of income for the period and the year.

e) Consolidation -

The consolidated financial statements include the Company’s accounts and those of its majority-owned subsidiaries (see Note 1).  All significant intercompany transactions and balances are eliminated in consolidation and minority interests in the net results of the partly owned subsidiaries are included in the consolidated statement of income.

f) Inventories -

Inventories are valued at restated average cost, which does not exceed market value.  Costs include raw materials, labor and manufacturing costs.

g) Investments -

Until March 31, 2001, the investment in Productora de Alcoholes Hidratados, C.A. (Pralca) was presented at restated cost.  During 2002 the Company divested itself of its interest in that company (see Note 5).

h) Goodwill -

The difference that arises between the investment acquisition costs and the fair value of the subsidiaries’ net assets purchased is amortized using the straight-line method.  Goodwill relates primarily to the acquisition in 1995 of Pinturas Pinco, S.A. (currently merged with Corimon Pinturas, C.A.).  Since 1997 unamortized goodwill has been amortized over a ten-year period.

i) Fixed assets -

Fixed assets are stated at current cost, which approximates their current fair market value in usage condition, as determined by independent appraisers (see Note 2a).  Current cost is defined as the lower of the cost of acquiring or producing a given asset at current prices, without including other costs and expenses necessary for its installation, or its recoverable cost which depends, among other things, on the amount of usage of the manufacturing installations and their technological obsolescence.  Differences between current costs and costs adjusted by the GPL are considered as part of the fixed asset appraisal adjustment and are shown in the equity account Result from holding nonmonetary assets.  The Company computes income or loss from the sale of assets based on their carrying value at the beginning of the year, adjusted for the effects of inflation through the date of their withdrawal.  Renewals and improvements of fixed assets are capitalized, while maintenance and minor repairs are expensed.

j) Deferred charges and other assets -

Deferred charges relate mainly to costs and expenses associated with the purchase and installation of integrated computer systems, which are amortized over five years using the straight-line method.  Other assets include land owned but not used by certain subsidiaries, shown at values determined by independent appraisers in 2000 (see Note 2a).  The Company’s management believes that realization of these assets would not generate significant losses.

k) Debt discounts -

Discounts which arise from debt issuance (see Note 8) are deducted from the capital amounts and amortized over the life of the debt.

l) Employee termination and other accrued benefits -

The Company and its subsidiaries accrue for their liabilities in respect of employee termination benefits, which are a vested right of employees, based on the labor law of the countries where they operate.  In Venezuela, the Company and its subsidiaries accrue for their liabilities in respect of employee termination benefits, which are vested rights of employees under Venezuelan Labor Law.  Under certain circumstances, the Law also provides for an additional indemnity payment for unjustified dismissals and, based on experience, the Company and its subsidiaries have set aside an additional provision to cover this contingent liability.  The Company and its subsidiaries do not have pension or other post-retirement benefit plans for their employees.

In addition, the Venezuelan Labor Law calls for a mandatory profit-sharing payment for employees, up to a maximum of 15% of taxable income but subject to a minimum of fifteen days and a maximum of one hundred and twenty days of salary.  For the eight-month period ended November 30, 2002 and the years ended March 31, 2002, 2001 and 2000, the Company and its Venezuelan subsidiaries paid a profit-sharing bonus of between sixty and one hundred and twenty days of salary.

At November 30, 2002, and March 31, 2002 and 2001, the accrual for employee termination benefits is shown net of advances of approximately Bs 2,123 million, Bs 1,290 million and Bs 2,300, respectively.

m) Foreign currency balances and transactions -

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction.  Foreign currency balances at November 30, 2002 are shown at the exchange rate of Bs 1,325/US$1 (Bs 894.50/US$1, Bs 707.75/US$1 and Bs 670/US$1 at March 31, 2002, 2001 and 2000, respectively) (see Note 14).  Exchange gains or losses are included in the statement of income.  The Company does not engage in hedging activities in connection with its balances and transactions in foreign currency.

n) Long-term accounts receivable -

Long-term accounts receivable which bear interest at rates substantially lower than those expected for similar transactions are adjusted to reflect the current value at the date of these transactions (see Note 7).

o) Net loss per share -

Net loss per share has been calculated by dividing net loss for the eight-month period and each year by the number of outstanding shares at each period or year-end.

p) Cash and cash equivalents -

The Company considers as cash equivalents all highly liquid investment instruments maturing within three months.

q) Concentration of credit risk -

The instruments which may imply a potential concentration of credit risk for the Company consist primarily of short-term cash investments and trade accounts receivable.  The Company places short-term investments in banks with acceptable creditworthiness and, as a policy, limits the amount of credit risk in any single financial institution.  The concentration of credit risk from trade accounts receivable is limited due to the large number of clients which make up the

Company’s client portfolio and their industrial and geographical diversification, with the exception of accounts receivable from Inversora Neuco, C.A. described in Note 7.  At November 30, 2002 and March 30, 2002 and 2001, except for these accounts receivable, the Company does not have significant concentrations of credit risk.

r) Fair value of financial instruments -

The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair market value due to the short-term maturities of these instruments.  Since the majority of the loans, commercial paper and other debt of the Company and its subsidiaries have variable interest rates, management considers their carrying amounts to approximate fair market value.

s) Restatement and reclassification of consolidated financial statements -

Until 2001 the Company priced its inventories and determined cost of sales using the mixed method in accordance with DPC 10 of 1991 and CNV rules (see Note 2a).  As of 2002 and for comparative purposes, the Company retroactively applied the methodology specified in Revised DPC 10 as described in Note 2a.  The 2001 and 2000, financial statements were restated for comparative purposes to assess the effect of applying the mixed method to inventories.

Furthermore, for comparative purposes during the eight-month period ended November 30, 2002, certain reclassifications were made from the account Other income (expense), net, to the account General and administrative expenses resulting in an operating loss increase in the consolidated statement of income for the years ended March 31, 2002 and 2001 of approximately Bs 2,183 million and Bs 1,865 million, respectively.  Inventories are valued at restated cost, which does not exceed market value.

A comparison of the main financial information, restated and reclassified, with information reported previously in the Company’s consolidated financial statements for the years ended March 31, 2002, 2001 and 2000 is shown below:

2002		2001		2000
Restated and reclassified balances	Previously reported balances	Restated and reclassified balances	Previously reported balances	Restated and reclassified balances	Previously reported balances
(Millions of constant bolivars at November 30, 2002)

Total assets

168,466

168,466

191,307

190,211

222,684

222,522

Total liabilities

71,452

71,452

86,676

86,676

83,049

83,049

Minority interest in subsidiary

14,966

14,966

16,240

16,219

22,762

22,709

Gross income

23,328

23,328

24,038

27,268

24,266

25,478

Operating income (loss)

(5,691

)

(3,508

)

(1,716

)

3,379

(3,290

)

Minority interests

1,365

1,365

3,087

2,760

2,709

2,700

Net loss from ongoing operations

(16,280

)

(6,280

)

(10,178

)

(7,275

)

(5,965

)

(4,762

)

Net loss from discontinued operations

—

—

(9,221

)

(9,221

)

(13,769

)

(14,794

)

Net loss

(6,280

)

(6,280

)

(19,399

)

(16,496

)

(19,734

)

(19,556

)

Net loss per share:

From ongoing operations

(8.33

)

(8.33

)

(13.50

)

(9.65

)

(7.95

)

(6.32

)

From discontinued operations

—

—

(12.24

)

(12.23

)

(18.27

)

(19.62

)

NOTE 3 - NOTES AND ACCOUNTS RECEIVABLE:

Notes and accounts receivable comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of constant bolivars at November 30, 2002)

Trade	23,517	19,342	22,216
Provision for doubtful accounts	(2,250)	(2,225)	(2,094)
	21,267	17,117	20,122
Inversora Neuco, C.A. (Note 7)	883	723	673
Interest receivable	459	188	50
Taxes withheld	344	556	493
Advances and claims	222	121	262
Cindú de Venezuela, S.A.	—	25	188
Officers and employees	564	172	175
Other (Note 11)	896	655	1,895
	24,635	19,557	23,858

At November 30, 2002, the account Officers and employees includes accounts receivable from Company executives of approximately Bs 209 million in respect of advances for travel expenses.

Movements on the provision for doubtful accounts are shown below:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Balances at March 31, 2002	2,225	2,094	2,424	2,094

Provision	902	462	329	699
Utilization of provision	(393)	(118)	(413)	(165)
Effect of inflation	(484)	(213)	(246)	(204)
Balances at November 30, 2002	2,250	2,225	2,094	2,424

NOTE 4 - INVENTORIES:

Inventories comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of constant bolivars at November 30, 2002)

Finished products	7,033	7,225	6,911
Work in progress	2,235	2,275	2,411
Raw materials	10,078	9,342	10,758
Spare parts and supplies	1,603	1,712	1,962
Goods in transit	700	627	480
Provision for obsolescence	(1,463)	(1,635)	(1,821)
	20,186	19,546	20,701

Movements on the provision for inventory obsolescence are shown below:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Balances at March 31, 2001	1,635	1,821	1,933	1,821
Provision	634	520	559	691
Utilization of provision	(806)	(706)	(671)	(579)
Balances at March 31, 2002	1,463	1,635	1,821	1,933

NOTE 5 - INVESTMENTS:

Investments comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of constant bolivars at November 30, 2002)

Procuctora de Alcoholes Hidratados, C.A. (Pralca):
Acquired by the Company, 16% of capital stock, including cash requirement from 2000	—	—	42,668
Put option, 10% of capital stock	—	—	15,581
	—	—	58,249
Provision for possible losses	—	—	(39,789)
Short-term investment	—	—	18,460

Productora de Alcoholes Hidratados, C.A. (Pralca)

Pralca has a plant located in Zulia State which produces ethylene oxide and ethylene glycol.  Until 2001 its shareholders were Petroquímica de Venezuela, S.A. (Pequiven) with a 49% interest, Olin Corporation with a 25% interest and the Company with 16%; however, the Company had recorded an additional 10% representing its obligations with the International Finance Corporation (IFC) under the put option agreement.  In January 1999 IFC exercised this put option for US$15,425,008, the effects of which were recorded until March 2001 as investments with the related liability recorded under Loans and debt.

At March 31, 2001, the Company’s equity in Pralca, including the put option amount and Pralca’s cash requirements for 2000 of approximately Bs 2,879 million, amounted to approximately Bs 58,249 million.  As a result of the agreement entered into by the shareholders of Pralca in 1990, until July 1997 the Company provided Pralca with cash of US$9,224,000 (Bs 4,402 million in historic amounts at their date of contribution) as subordinated loans.

The Company set aside a provision for the full amount of its 16% share in Pralca’s capital stock and for the balance of its accounts receivable (subordinated loans), including cash amounts required by Pralca in 1998 and 1999 of approximately Bs 1,415 million (approximately US$1,400,000).

In 1997 the Company initiated conversations with Pequiven (shareholder of Pralca) to terminate the Company’s role as shareholder of Pralca.  In October 2001 Pralca, the Company, Pequiven, Olin Corporation and IFC entered into agreements which, among other things, ended the loan agreement with Pralca (sponsorship agreement) and the put option (debt with IFC) and exchanged full settlement of each and every obligation derived or derivable from agreements entered into with IFC.  Based on these agreements, in October 2001 Corimon transferred net assets to IFC of approximately Bs 18,460 million and liabilities mentioned previously of approximately Bs 24,387 million and paid IFC US$2,000,000 (equivalent to approximately Bs 1,949 million in constant amounts).  These transactions gave rise to a net gain of approximately Bs 3,978 million in constant amounts at March 31, 2002, which is shown under Other income (expense), net.

During the eight-month period ended November 30, 2002, the Company decided to pay discretionary fees of approximately Bs 152 million (equivalent to US$100,000) for financial and administrative advisory services rendered in connection with the aforementioned disinvestment transaction.  The amount paid is shown under Administrative and general expenses.

NOTE 6 - FIXED ASSETS:

Fixed assets comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001	Estimated useful lives
	(Millions of constant bolivars at November 30, 2002)			(Years)

Buildings and facilities	129,686	125,418	124,142	32
Machinery and equipment	190,638	181,430	181,262	14
Vehicles	2,507	2,486	2,471	10
Office furniture	11,917	11,155	11,234	14
Accumulated depreciation	(238,919)	(232,909)	(228,059)
Total depreciable fixed assets	95,829	87,580	91,050
Land	10,979	9,752	9,521
Construction in progress	118	860	891
Discontinued project - land	2,472	2,719	2,956
	109,398	100,911	104,418

In 1999 the Company’s management and that of the subsidiary MGC: Montana Gráfica- Convepal, C.A. carried out a plan to identify the assets of the folding box line, one of MGC’s production lines, in order to disinvest in this production line and subsequently sell the respective assets.  During 2001 the subsidiary sold assets belonging to the production line and recorded a loss of approximately Bs 1,840 million, shown under Other income (expense), net; it also reincorporated assets for approximately Bs 1,600 million in the production process and adjusted the values of idle assets of this line and of other assets identified in the flexible line (see Note 12).  During 2001 the Company and its subsidiary Corimon Pinturas adjusted the value of certain assets temporarily out of operation (see Note 12).

Depreciation expense (including discontinued operations in 2001 and 2000) is approximately Bs 6,783 million and Bs 6,998 million for 2001 and 2000, respectively, Bs 6,786 million and Bs 5,066 million for the year ended March 31, 2002 and the eight-month period ended November 30, 2002, respectively.

Depreciation expense of continued operations was approximately Bs 6,786 million, Bs 6,319 million and Bs 6,734 million in 2002, 2001, and 2000, respectively.  Depreciation expense for the eight-month period ended November 30, 2002 is approximately Bs 5,066 million.

At November 30, 2002, certain real estate has been provided as collateral (under first mortgage) to guarantee the Company’s debts for up to Bs 6,000 million and US$1 million (see Note 8).

NOTE 7 - LONG-TERM ACCOUNTS RECEIVABLE:

Long-term accounts receivable comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of constant bolivars at November 30, 2002)

Inversora Neuco, C.A.	9,062	7,801	7,647

Inversora Neuco, C.A. -

In March 1994 the Company sold its interest in Cindú to Neuco for approximately US$11,500,000, which is being settled as follows:

a)         US$8,000,000 (debt “A”) is being paid in twelve equal annual installments beginning on September 14, 1998, with interest calculated on a quarterly basis as from March 1994 at three-month LIBOR, with a 4% maximum annual interest rate until the first installment of principal is paid.  From that date, the applicable annual interest rate will not exceed 10%.  The balance of this account at November 30, 2002 amounts to approximately US$4,666,667 (Bs 6,183 million) (US$5,333,333 and US$6.000.000 at March 31, 2002 and 2001, respectively).

b)        US$3,500,000 (Bs 4,637 million) (debt “B”) will be paid on September 4, 2010, with interest calculated as from March 1994 and payable annually at three-month LIBOR, with a maximum interest rate of 6% per annum.

The sales agreement for Cindú shares establishes that the Company will be fully responsible for any claims arising from flaws in products sold by Cindú prior to March 4, 1994, up to the first US$250,000.  Any additional cost will be split equally with Neuco.  At November 30, 2002, Cindú calculated that all claims on foreign sales up to March 1994 amount to approximately US$200,000.  At November 30, 2002 and March 31, 2002 and 2001, the Company maintains a provision which the Company’s management and its internal legal advisor consider sufficient to cover any liabilities in this connection.

Olin Corporation -

In December 1994 Olin Corporation exercised the call option in respect of all the shares of the subsidiary, at that time, Etoxyl.  The sale price was based on future earnings of Etoxyl for the following ten years.  During the period between 1997 and 2002, the Company did not receive any payments since Etoxyl did not have distributable earnings.  The Company is to receive 25.5% of the earnings of Etoxyl for each of the following two years as from December 1, 2001; nevertheless, in 2000 the Company set aside a provision for the remaining carrying amount.

NOTE 8 - LOANS AND OTHER DEBT:

Loans and other debt comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of constant bolivars at November 30, 2002)

Bank loans	17,260	14,921	16,399
Promissory notes	9,222	7,554	—
New Eurobonds	2,172	1,838	3,093
New bonds, debts and other financial instruments	156	221	337
Financial leases	—	13	43
Other debt	—	—	15,581
	28,810	24,547	35,453
Current portion	(10,413)	(6,078)	(23,469)
Long-term portion	18,397	18,469	11,984

A breakdown of loan maturities at November 30, 2002 is shown below:

(Millions of constant bolivars at November 30, 2002)

2003	10,413
2004	17,579
2005	174
2006	281
2007	363
Total	28,810
Current portion	10,413
Long-term portion	18,397

Below is a breakdown of loans and other debt:

a) Bank loans

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of constant bolivars at November 30, 2002)

Bancaracas International Banking Corporation	9,215	7,548	—
Banesco Banco Universal	3,098	3,366	3,050
Central Banco Universal	2,206	2,652	1,531
Provivienda Entidad de Ahorro y Préstamo, C.A.	992	—	—
Banco Canarias	700	243	—
JPMorgan Chase Bank (formerly Chase Manhattan Bank)	216	291	499
Republic Bank Trinidad	415	—	—
Corporación Andina de Fomento (CAF)	—	705	9,560
Union Bank of Switzerland (UBS)	—	—	1,513
Other banks	418	116	246
	17,260	14,921	16,399

Bancaracas International Banking Corporation -

In October 2001 Corimon entered into a loan agreement with Bancaracas International Banking Corporation for US$6,955,000, equivalent to approximately Bs 9,215 million (approximately Bs 7,548 million at March 31, 2002), at a 12.75% fixed interest rate payable quarterly.  Loan principal is to be repaid in one sum in April 2003.  This loan is guaranteed by a deposit at the same bank for US$6,955,000 at a fixed interest rate of 11.75%, maturing in April 2003.  In May 2003 the Company settled approximately US$450,000 with part of this deposit and the remaining balance of the promissory note and the deposit was renewed, with maturity in April 2004, at a fixed interest rate of 11% and 10%, respectively.

Banesco Banco Universal (formerly Unibanca Banco Universal) -

In June 2000 the subsidiary Corimon Pinturas, C.A. issued promissory notes for approximately Bs 3,500 million for three years and maturity in June 2003.  These promissory notes were placed at a 50% discount with a variable interest rate adjusted quarterly, based on market rates. At November 30, 2002, the annual interest rate was 35.15% (27.27% and 21.29% on March 31, 2002 and 2001, respectively).  The discount will be amortized over the term of the promissory notes.

At November 30, 2002, the balance of this debt, net of the unamortized discount is approximately Bs 3,098 million (Bs 3,366 million and Bs 3,050 million in constant amounts at March 31, 2002 and 2001, respectively), which represents the net face value of the negotiable promissory notes.  The Company is currently negotiating with the bank new maturity dates and principal amortization.  These debts were issued with the following guarantees:

1.          An investment, administrative and guarantee trust fund agreement set up in two fiduciary subaccounts:  one for payment of interest coupons and the other for payment of principal or face value of the negotiable promissory notes.  The subsidiary must maintain in the fiduciary subaccount the necessary amount to cover the prepaid interest coupons and it should deposit at least Bs 30 million during the first 45 days of the quarter in which this coupon is due.  The subsidiary further agrees to make monthly payments to the fiduciary subaccount for the payment of the principal or face value of promissory notes.

2.          First mortgage on real property of the Company’s subsidiaries Productos Químicos Adín, Inversiones Materra and Inversiones Peña Mayor for a maximum amount of Bs 4,500 million.

3.          Guarantee on inventories up to Bs 2,000 million.

4.          Guarantee of the entire debt and a security bond granted by the Company.

Central Banco Universal -

During the year ended March 31, 2002, the Company and its subsidiaries took out short-term promissory notes that bore annual interest at market rates between 39% and 70% for the eight-month period ended November 30, 2002 (between 27% and 70%, and 27% and 32% at March 31, 2002 and 2001, respectively).  For some of these promissory notes, the Company pledged in guarantee in favor of Central Banco Universal all the Company’s shares in the subsidiary Cerdex C.A.  The latter became joint and several guarantor and main payor of these obligations.  These promissory notes were renewed and at November 30, 2002 this debt balance of approximately Bs 2,206 million matures in September and October 2003.

Provivienda Entidad de Ahorro y Préstamo, C.A. -

In September 2002 the subsidiary Corimon Pinturas, C.A. took out a loan with Provivienda Entidad de Ahorro y Préstamo, C.A. of Bs 1,000 million at an annual interest rate of 49% for five years payable in 60 variable installments comprising of capital and interest.  At November 30, 2002, this debt balance is approximately Bs 992 million.

The subsidiary Corimon Pinturas, C.A. granted usufruct and first mortgage on real property for up to Bs 1,500 million.

Banco Canarias -

In March 2002 a Company subsidiary took out a loan with Banco Canarias of Bs 200 million in nominal amounts, which bore interest at annual market rates between 50% and 61% for the eight-month period ended November 30, 2002 (61% at March 31, 2002), payable monthly, one month in advance, and repayable in one sum in March 2003.  This loan was renewed with the payment of three equal quarterly installments beginning September 2003.

In September 2002 the subsidiary Corimon Pinturas, C.A. took out a loan with Banco Canarias of Bs 500 million at an interest rate of 50% per annum, varying with the market, and repayable in five equal quarterly installments beginning August 2003.

JPMorgan Chase Bank (formerly Chase Manhattan Bank) -

In August 1996 the Company signed a letter of understanding with Chase Manhattan Bank to restructure its debt as follows:

•    Of the total debt at that date (approximately US$1,214,200 in principal and approximately US$76,750 in interest):  1) 33% of the principal and interest was converted into Class “B” preferred shares; 2) the remaining debt amounting to approximately US$813,500 was rescheduled to be paid over six years through eight biannual installments as follows:

Installment	Percentage of principal amortization

1 and 2	5
3 and 4	7.5
5 and 6	15
7 and 8	22.5

Principal installments are payable from the fifth semester following the date of the agreement.  At March 31, 2002, the amount due was US$268,441 (equivalent to approximately Bs 291 million), which includes US$87,437 (equivalent to approximately Bs 95 million) of installment No. 7 of February 2002.  In February 2002 the Company proposed to the bank a payment agreement for the amount due, with maturity in 2003.

In September 2002 the Company paid the bank US$65,000 for installment No. 7 and presented a new payment proposal for the amount due at that date of US$203,441, which will be paid in ten equal monthly installments of US$20,344, maturing in July 2003.  At November 30, 2002, the debt balance amounts to US$162,752, equivalent to Bs 216 million.  At present, installments due as from December 2002 are pending payment.

Republic Bank Trinidad -

During the period ended November 30, 2002, the subsidiary Sissons Paints Limited used a line of credit of US$1 million taken out with Republic Bank Limited, the balance of which at November 30, 2002 amounts to approximately US$313,000, equivalent to Bs 415 million.  This loan will be repaid in five years in monthly installments of US$20,758 once the whole amount is granted, bearing annual interest at the 9% PRIME rate.  This line of credit is guaranteed by a first mortgage on real property owned by Sissons Paints Limited for up to US$1 million.

Corporación Andina de Fomento (CAF) -

In July 1999 the Company and CAF entered into an agreement to restructure the debt at that date of approximately US$11,738,000, which would be repayable in a maximum six-year period beginning July 1999.  This debt balance bore interest equivalent to the six-month LIBOR rate plus 2% and 3% annual interest during the first year and second year, respectively, and 4% annual interest as from the third year until the final maturity date.

At March 31, 2001, the debt balance was approximately US$9,463,000 (Bs 9,560 million in constant amounts).  In April 2001 the Company proposed to CAF a plan to finance this debt.  In October 2001 CAF and the Company entered into an agreement for payment of the debt at that date (approximately US$10,350,000, including principal, interest and overdue interest).  Based on this payment agreement, the Company paid CAF approximately US$6,200,000, accepted by CAF as payment of the outstanding principal and interest balance.  CAF released the pledge on the shares held by the Company in its subsidiary Montana Gráfica - Convepal, C.A.  The effect of this transaction is shown under Other income (expense), net and the balance payable at March 31, 2002 of approximately US$650,000 matured in April 2002, bears interest at LIBOR plus 4%, and is guaranteed by the subsidiary Corimon Pinturas, C.A.  In May 2002 the Company owed approximately US$618,000 and agreed with CAF payment of approximately US$416,000 as full debt repayment.  The effect of this transaction is shown under Other income (expense), net.

Union Bank of Switzertland (UBS) -

In December 1996 the Company formalized an agreement to refinance approximately US$5,534,000 of the debt of its subsidiaries Resimon, Corimon Pinturas and Sissons Paint Ltd. with UBS.  The agreement provided that the principal of the debt of Resimon and Corimon Pinturas of approximately US$4,900,000 will be paid in 20 quarterly installments beginning December 1996, with interest calculated beginning October 1996 at LIBOR plus 2%, and payable on a quarterly basis.  Sissons Paint Ltd. will pay the principal of its debt of approximately US$544,000 in 16 equal quarterly installments beginning December 1996, with interest calculated beginning October 1996 at LIBOR plus 3% also payable on a quarterly basis.  During the years ended March 31, 2001 and 2000, the interest rate averaged 10.22% and 7.7%, respectively.  At March 31, 2001, Sissons Paint Ltd. paid its debt and in December 2001 the debt amount due by the Venezuelan subsidiaries was fully paid.

b) Promissory notes

In September 2001 the subsidiary Corimon International Holdings Limited issued promissory notes of US$6,960,000, equivalent to Bs 9,222 million at November 30, 2002 (approximately Bs 7,554 million at March 31, 2002 in constant amounts) for an 18-month term as from the  issue date, which are due in a single payment at maturity in April 2003.  Interest is calculated and paid on a quarterly basis at a 12.75% fixed annual rate.  In April 2003 the Company paid US$605,000 in cash and issued new promissory notes of US$6,355,000 maturing in April 2004, at an 11% fixed interest rate.

This issue was subscribed, among others, by some of the Company’s directors and executives and is secured by a guarantee from Corimon, C.A. and a trust fund on behalf of holders of paper in respect of all shares of the subsidiary Sissons Paint Limited in Trinidad.  Issuance of these promissory notes is in respect of debt settlement with CAF and IFC (see Notes 5 and 8a).

As part of the issuance of these promissory notes, the Company hired an external advisory firm to assess the market and study, design and implement the most convenient scenario for issuing and placing the aforementioned securities.  The company paid fees of approximately Bs 181 million (equivalent to US$150,000) in this connection as approved at a Board of Directors’ Meeting held on June 29, 2002.  Also, in October 2002 the Board of Directors approved hiring the services provided by the aforementioned firm at a fee of approximately Bs 199 million (equivalent to US$150,000) for a new issue of promissory notes maturing in April 2004.  Fees paid in this connection are shown under Administrative and general expenses.

c) New Eurobonds

This debt of approximately US$28,700,000 was rescheduled in 1996 and at November 30, 2002, the outstanding balance is approximately US$1.6 million, equivalent to approximately Bs 2,196 million (US$1.7 million at March 31, 2002, equivalent to approximately Bs 1,838 million) shown as short-term.  The annual interest rate is 1% for the first year, 2% for the second and third years, 3% for the fourth and fifth years, and 4% for the sixth year.  New Eurobonds mature within six years as from their issue date and are repayable in eight biannual installments.

In May 2002 the Company proposed the Eurobonds creditors a schedule for payment of the last installment.  During the eight-month period ended November 30, 2002, the Company paid approximately US$51,000 and is in the process of negotiating with creditors new plans for payment of the remaining amount maturing between August 2002 and August 2004; the Company’s proposals have not yet met with a reply.

During the eight-month period ended November 30, 2002, the Company recorded expenses of approximately Bs 504 million (equivalent to US$340,000) in respect of payment of commercial europaper submitted by the holders of the original securities and issued by the Company in September 1995.  This payment was approved by the Board of Directors and is shown under Interest expense, net.

d) New bonds, debt securities and financial instruments

New bonds and debt securities are repayable in four and five years, respectively, as from their issue date, in six biannual installments.  The annual interest rate is 60% of the Preferred Lending Rate (PLR), which is calculated as the simple average of the interest rate at the beginning of each quarter charged by Banco Provincial, Banco de Venezuela and Banco Mercantil to their preferred corporate clients for 90-day loan operations.  In September 2002 the Company proposed to its creditors a schedule for payment of the last installment beginning October 2002 and maturing in April 2003.  In October 2002 the Company paid approximately

Bs 26 million, according to the payment schedule.  At November 30, 2002, the PLR was 15.4% (38% and 28.67% at March 31, 2002 and 2001, respectively) and the debt balance at that date is approximately Bs 156 million (Bs 221 million and Bs 337 million at March 31, 2002 and 2001, respectively).

e) Financial lease contracts

Corp Leasing -

In August 1996 the Company entered into an agreement with Corp Leasing to refinance the leases for computer equipment entered into in December 1995 for approximately Bs 52 million. The Company undertook to pay the debt in twenty quarterly installments beginning November 1997.  Interest was calculated and paid quarterly at the rate stipulated in the restructuring agreement.  During the eight-month period ended November 30, 2002, the interest rate ranged between 18.25% and 47.50% (between 21.50% and 47.50%, and between 21.25% and 22.75% in March 2002).  The Company has repaid this debt.

f) Other debts

As described in Note 5, in January 1999 International Finance Corporation (IFC) exercised the put option on its 10% interest in Pralca of US$15,425,008 (equivalent to approximately Bs 15,581 million in constant amounts).  This amount should have been paid by the Company to IFC upon receiving notice that the put option had been exercised by IFC.  However, based on the Put Option Agreement of October 23, 1990, the Company deferred payment of this option in three equal annual installments until January 2001.  At March 31, 2001, the Company had not paid amounts to IFC, based on option price, due in January 1999, 2000 and 2001 or interest borne at that date of approximately US$4,236,000 (equivalent to Bs 4 billion).  Accordingly, all debt with IFC at that date was shown as short-term.  In October 2001 and under the agreements entered into with IFC, this debt was fully paid (see Note 5).

NOTE 9 - SHAREHOLDERS’ EQUITY:

At November 30, 2002, the Company’s subscribed and paid-in capital stock is Bs 75,368,354,800, represented by 753,683,548 common shares of Bs 100 each.  In July 2002 expired the special rights of Class “B” shares and at that date they were converted into common shares.

At a Regular Shareholders’ Meeting held on July 29, 2002, the shareholders resolved to change the Company’s fiscal year-end to November 30.  Amendments to the Company’s by-laws in respect of its fiscal year, capital stock and shares were also approved.

At March 31, 2002, the Company’s subscribed and paid-in capital stock was Bs 75,368,354,800, represented by 732,908,748 Class “A” common shares and 20,774,800 Class “B” preferred shares of Bs 100 each.  At March 31, 2001, the Company’s registered and paid-in capital stock was Bs 75,349,896,250 represented by 7,329,087,480 Class “A” common shares and 205,902,145 Class “B” preferred shares of Bs 10 each.

At a Regular Shareholders’ Meeting held on July 27, 2001, the shareholders resolved the following:

a)         Authorize the Board of Directors to increase the Company’s authorized capital stock up to Bs 22,604,968,000, through the issue of new registered shares not payable to bearer, with the same characteristics of existing shares.

b)        Increase the par value of the Company’s shares by Bs 90, from Bs 10 to Bs 100 per share, and, consequently, issue one share to replace every ten shares held by shareholders included in the register of the Company’s shareholders at the date of this Meeting, by exchanging the old share certificates for the new ones with a par value of Bs 100 per share.

c)         Discuss and decide on adoption of the Authorized Capital Company (S.A.C.A.) denomination.

d)        Capitalize debts (principal and interest), up to an amount of Bs 18,458,550, through subscription and full payment of 1,845,855 Class “B” preferred shares.

Because of the increase in the par value of shares, the Company’s American Depositary Receipts (ADR) would be adjusted so that each ADR represents 500 shares instead of 5,000.

Based on the above, the Board of Directors may at any time during the two years following this meeting, declare new capital stock increases, through the issue of partially or fully paid shares in the amounts it deems convenient by:

a)              Issuing new shares out of income earned and/or surplus, to be distributed among shareholders as stock dividends proportionate to shares held.

b)             Issuing new shares to be distributed exclusively among the Company’s shareholders.

c)              Issuing new shares to be distributed among the Company’s shareholders and non-shareholder third parties, individuals or companies, or only among non-shareholder third parties, individuals or companies.

The change in the par value of shares proposed by the Shareholders’ Meeting was approved by the Venezuelan Securities and Exchange Commission (CNV) through Resolution No. 240-1-2001 of November 7, 2001.

At a Special Shareholders’ Meeting held on November 9, 2001, the shareholders approved the proposal of the Board of Directors to issue bearer debenture bonds which are convertible into common shares of Corimon C.A. for an amount of up to US$10,000,000, to finance working capital and acquire productive assets.  In addition, the Shareholders’ Meeting approved the issue of bearer commercial paper up to Bs 2,500,000,000 to finance working capital.

At a Regular Shareholders’ Meeting held on July 31, 2000, the shareholders approved a plan proposed by the Board of Directors to repurchase Company shares, in conformity with Chapter IV of the Capital Markets Law.  This plan included the following:

a)              Delegate all the decisions in respect of the execution of this plan to the Board of Directors up to a maximum of 377 million shares at a price that will, under no circumstances, exceed Bs 7 per share and US$50 per ADR.

b)             Authorize the Board of Directors to cancel all shares acquired under the repurchase plan by inserting a note on the respective share certificates and in the register of the Company’s shareholders.

c)              Authorize the Company to reduce its capital stock by the exact number of shares acquired under the repurchase plan.

At November 30, 2002 and March 31, 2002 and 2001, the Company has not acquired shares under this plan.

At a Regular Shareholders’ Meeting of the Company’s subsidiaries held on July 31, 2000, the shareholders resolved to offset equity items of these subsidiaries in their balance sheets at March 31, 2000.  Management of the subsidiaries, based on the opinion of their legal counsel, partly offset the debit balances in Deficit and Result from holding nonmonetary assets for approximately Bs 167,794 million, against the credit balances of Capital inflation adjustment.

At a Regular Shareholders’ Meeting held on July 30, 1998, the shareholders resolved to:

a)              Increase capital stock by approximately Bs 2,798 million, with a subscription price of Bs 11.53 per share, through capitalization of debt of approximately Bs 3,226 million and the issue of 279,802,606 Class “B” preferred shares of Bs 10 each.  This gave rise to an excess in subscription value over the par value of shares of approximately Bs 428 million in historic amounts (Bs 934 million in constant amounts at November 30, 2002).  This excess is reported in the Stock premium equity account.

b)             Convert Class “B” preferred shares issued as a result of the aforementioned capital stock increase into Class “A” common shares, by exchanging 1 Class “B” share for 1.23 Class “A” common shares.  Of the Class “B” shares mentioned in the previous paragraph, 73,900,461 shares were exchanged, giving rise to a capital stock increase of approximately Bs 170 million in historic amounts, charged to accumulated deficit at that date, with approximately 205,902,145 Class “B” shares remaining outstanding at March 31, 1999.  Therefore, the capital stock increase approved at the Regular Shareholders’ Meeting amounted to approximately Bs 2,968 million.

Holders of Class “B” preferred shares will be entitled to the same rights as the Company’s Class “A” common shares, except for the following:

a)              Class “B” shares will earn an annual guaranteed dividend, calculated by multiplying the subscription price of each share (Bs 10) by the Reference Rate.  These dividends are cumulative.  Once this cumulative dividend has been paid, the additional dividends declared by the Company will be proportionally divided among common and Class “B” shareholders.

b)             In the event that the Company is liquidated, holders of Class “B” shares will have preferential participation in the liquidation of the assets, after all liabilities and liquidation expenses have been settled.

The Reference Rate is the average of the 90-day deposit rates paid by Banco Provincial, Banco de Venezuela and Banco Mercantil, plus 7.5%.

From March 31, 1998, dividends will be declared annually at the Company’s year-end, until expiration of the special rights of the Class “B” shares in July 2002 when they are converted into common shares.  This conversion will be automatic, will not require approval from the Shareholders’ Meeting or other person or entity and will not affect the right to receive any cumulative guaranteed dividend pending payment at that date.

The Capital Markets Law requires companies that publicly offer their shares to distribute among their shareholders at least 50% of their net income (in bolivars) after income tax and appropriation to legal reserves.  In addition, at least half of this dividend must be paid in cash.  In conformity with the rules and instructions of the Venezuelan Securities and Exchange Commission (CNV), dividend distribution and statutory participations do not take into account equity in the results of subsidiaries.  At November 30, 2002 and March 31, 2002 and 2001, the Company has recorded losses.

Stock option and compensation plan for executives -

In July 1993 the Company established a stock option plan for executives, which grants options to purchase common shares in the form of ADRs at fair market value at the date the option is granted.  Options for 584,006 ADRs (20,440,210 shares) were granted in 1994 at an option price of US$8.59 per ADR and 1,072,000 ADRs (37,520,000 shares) in 1995 at an option price of US$10 per ADR.  These options last ten years and may be exercised according to a formula two years after being granted.  At November 30, 2002 and March 31, 2002, the number of options outstanding, after canceling the options of employees that have left the Company, is 14,310 ADRs, represented by 500 Class “A” shares each.

During the eight-month period ended November 30, 2002, the Board of Directors approved payment of approximately Bs 1,225 million (equivalent to US$876,400) in respect of special bonuses for the Company’s executives, shown under Administrative and general expenses.

NOTE 10 - TAXES:

Loss from ongoing and discontinued operations before taxes and minority interests, and tax expense from ongoing and discontinued operations are as follows:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Loss from ongoing and discontinued operations before taxes and minority interests	(5,303)	(6,632)	(20,916)	(20,706)

Taxes:
Income tax -
Venezuela	(1,280)	—	(283)	—
Abroad	(168)	(355)	(196)	(187)
	(1,448)	(355)	(479)	(187)
Deferred taxes -
Abroad	(139)	(22)	(121)	9
Total income tax	(1,587)	(377)	(600)	(178)

Business assets tax -
Venezuela	(137)	(636)	(978)	(1,559)
Total business assets tax	(137)	(636)	(978)	(1,559)
Taxes before benefit from utilization of tax loss carryforwards	(1,724)	(1,013)	(1,578)	(1,737)
Tax benefit from the utilization of tax loss carryforwards and investment tax credits in Venezuela	1,260	—	8	—
Total taxes	(464)	(1,013)	(1,570)	(1,737)

Taxes from ongoing operations	(464)	(1,013)	(1,250)	(1,183)
Taxes from discontinued operations	—	—	(320)	(554)
	(464)	(1,013)	(1,570)	(1,737)

Business assets tax (in nominal amounts) -

Business assets tax is a minimum tax, complementary to income tax.  It is calculated as 1% of the simple average of the inflation-adjusted nonmonetary and monetary assets based on amounts at the beginning and end of the year excluding, among other things, investments in shares.  Under current regulations, the Company and its Venezuelan subsidiaries computed this tax together with income tax, and recorded the greater of the two as the tax expense.  For the eight-month period ended November 30, 2002, the Company and its Venezuelan subsidiaries recorded business assets tax expense of approximately Bs 137 million (Bs 636 million, Bs 978 million and Bs 1,559 million for the years ended March 31, 2002, 2001 and 2000, respectively, in constant amounts at November 30, 2002), which will be mainly offset with tax withholdings.

In addition, business assets tax credits may be used to offset income tax for three years provided that income tax is greater than business assets tax.

Income tax (in nominal amounts) -

For the eight-month period ended November 30, 2002, the Company and its Venezuelan subsidiaries computed taxable income of approximately Bs 4,416 million, which includes approximately Bs 9,597 million for annual inflation adjustment, which may be used until 2003. The difference between the book loss and combined tax income arises mainly from the net annual inflation adjustment and certain provisions that are deductible in subsequent periods.

At November 30, 2002, the Company and its Venezuelan subsidiaries have tax loss carryforwards of approximately Bs 5,427 million, of which approximately Bs 3,307 million, Bs 1,642 million and Bs 478 million may be used until 2003, 2004 and 2005, respectively, and investment tax credits in respect of qualifying new investments in fixed assets of approximately Bs 345 million, which may be used to offset future taxable income.

The Venezuelan Income Tax Reform Law, published in the Official Gazette in October 1999, introduced substantial amendments to the Venezuelan income tax system, such as the replacement of territorial income taxation by worldwide income taxation, transfer pricing and international fiscal transparency regulations, and a proportional tax on dividends.  The Company and its Venezuelan subsidiaries are subject to this Law as from 2001; the provisions in respect of proportional tax on dividends and worldwide income taxation become effective in 2002.  A new Law Reform published in December 2001 introduced, among other things, certain amendments to the proportional tax on dividends, transfer pricing regulations and the inflation adjustment.

Below is a reconciliation between the reported taxes and the amount computed by applying the statutory tax rate established in the Venezuelan Income Tax Law to the loss from ongoing and discontinued operations before minority interests and taxes:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Statutory tax rate	34%	34%	34%	34%

Taxable income at the tax rate laid down in the Venezuelan Tax Law	1,803	2,254	7,111	7,040
Adjustments to tax expense due to:
Nontaxable and nondeductible items	1,212	(7,174)	(9,518)	(12,112)
Investment tax credits	—	—	—	(188)
Fiscal inflation adjustment	(2,345)	5,551	2,590	4,908
Foreign income tax rate differential	(977)	(1,008)	(500)	174
Taxes	(157)	(636)	(1,253)	(1,559)
Total taxes	(464)	(1,013)	(1,570)	(1,737)

Transfer pricing -

The current Income Tax Law includes transfer-pricing regulations.  Taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying the methodology set out in the Law.

Value added tax -

In May 1999 the Venezuelan government enacted the Value Added Tax Law.  This tax is based on a tax credit system and applies to the different stages of production and sales.  It is payable based on the value added at each stage.  The VAT rate is set annually in the Venezuelan Budget Law and until August 2002 was 14.5% and, as from September 2002, 16%.  This Law also introduced, as from September 2002, an additional 10% tax rate on goods and services considered luxury items.  The Law provides a special tax rate (0%) for exporters, granting them the right to recover tax credits from the purchase or import of goods and services based on the ratio of export sales to total sales.

During the eight-month period ended November 30, 2002, differences between value added tax declared and amounts that should have been declared in this connection were identified for the Venezuelan subsidiaries Corimon Pinturas, C.A.; MGC: Montana Gráfica-Convepal, C.A.; Resimon, C.A. and; Grafis, C.A., resulting in taxes payable of Bs 2,321 million.  At November 30, 2002, this situation gave rise to overdue interest and fines of 1% (Bs 373 million) of the tax amount, in respect of which the companies set aside a provision of approximately Bs 373 million, shown under Interest and other accruals.

In May 2003 the subsidiaries Grafis, C.A. and Resimon, C.A. filed with SENIAT (the Venezuelan fiscal authorities) substitute value added tax returns for Bs 451 million, which gave rise to overdue interest and fines of approximately Bs 226 million.  Payments of approximately Bs 499 million were made in this connection.  The outstanding balance of approximately Bs 178 million is in respect of the subsidiary Resimon, C.A.  Substitute value added tax returns for Corimon Pinturas, C.A. and MGC: Montana Gráfica-Convepal, C.A. were also filed.

A request to pay by installments, the VAT difference in respect of Corimon Pinturas, C.A. and MGC: Montana Gráfica-Convepal, C.A., as well as the outstanding balance of Resimon, C.A. was also submitted in May 2003, together with a similar request in respect of the debt resulting from fines and overdue interest, in accordance with current legal provisions.  This request provides for full payment of debt over 24 months.  In July 2003 SENIAT informed the subsidiaries of its decision to accept the terms proposed for the payment of the debt.  The subsidiaries are currently making all the necessary arrangements to formalize the respective agreement.

NOTE 11 - DISPOSAL OF INVESTMENTS IN SUBSIDIARIES:

a) Colorín Industria de Materiales Sintéticos, S.A. (Colorín) -

In October 1993 and April 1994, the Company purchased 52.8% of the common shares of Colorín, an Argentina-based company that manufactures paints, enamels and other products.

In February 1996 Colorín filed for voluntary bankruptcy (moratorium) in a Commercial Court in Argentina.  In September 1996 the Company sold its interest in Colorín to Bemberg Investments, S.A. (BI, S.A.) for US$3,500,000, of which US$2 million was received in cash, leaving an account receivable from BI, S.A. of US$1.5 million.  The selling price included release from all guarantees by creditors of Colorín, except for approximately US$5,650,000 which would be released upon settlement of the voluntary bankruptcy process filed by Colorín. The Company is currently exercising its right to oblige BI, S.A. to release the aforementioned guarantees.

The remaining US$1,500,000 receivable from BI, S.A. as proceeds of the sale was receivable with accrued interest on June 30, 2001.  Interest accrues at an annual rate of 1% for the first year, 2% for the second year, 3% for the third year and 4% for the fourth and fifth years.  Both the principal and interest payable by BI, S.A. may be used to offset any claim that BI, S.A. may file during this term in relation to certain specific provisions set out in the sales agreement.  These claims are limited to the amount of US$1,500,000 receivable from BI, S.A. plus accrued interest.  At November 30, 2002, the Company has not collected the pending amount and has set aside a provision for the total account receivable.

b) Standard Brands Paint Company (SBP) -

In May 1995 the Company acquired a 55% interest in SBP for approximately US$18 million. In December 1995 SBP filed a voluntary bankruptcy petition under the provisions of Chapter 11 of the United States Federal Bankruptcy Code.  In June 1996 the Bankruptcy Court resolved to liquidate SBP.  In a hearing held in October 1997, the Bankruptcy Court approved the liquidation plan as well as the agreement reached by SBP and the Debenture Creditors Committee.  However, in the opinion of the Company’s external legal counsel, certain express agreements or guarantees of the Company may exist which would not be extinguished by virtue of the aforementioned commitment.  The Company’s management believes that at November 30, 2002 there are no additional losses to be recorded in relation to the SBP liquidation process.

In addition, and as part of the voluntary bankruptcy petition, the Company guaranteed the State of California, United States of America, certain employee compensation liabilities incurred by SBP after July 10, 1996 which, in the opinion of the Company’s internal legal counsel, may amount to approximately US$5 million at November 30, 2002.  The Company is likely to share this risk in equal parts with a U.S.-based insurance company (Frontier Pacific Insurance Company), which will be responsible for SBP’s past, present and potential liabilities with its employees for up to US$5.7 million.  In 1995 concurrent with the voluntary bankruptcy petition, the insurance company used a letter of credit of approximately US$2 million issued by the Company in respect of the aforementioned commitments.  At November 30, 2002 and March 31, 2002 and 2001, the Company’s management and its internal legal counsel have not been formally advised whether the insurance company used this amount to pay the SBP employee claims.  During 1996 and 1998, Frontier Pacific Insurance Company made payments of approximately US$2.5 million on behalf of the Company in respect of compensation claims filed by SBP employees, with the guarantee of a self-insurance deposit made by the Company for this purpose with the State of California.  In January 1999 Frontier filed a lawsuit in the District Court of the State of California against the Company for noncompliance with the terms set out in the Agreement for Acceptance and Guarantee of Labor Liabilities in favor of the State of California.  This lawsuit amounts to US$2.4 million and relates to payments made by the insurance company in respect of claims filed by employees and will include all costs and/or expenses incurred in executing the guarantee.

At November 30, 2002 and March 31, 2002, the consolidated financial statements include a provision of approximately US$300,000 (US$800,000 in 2001) to cover any losses in respect of this contingency.  The Company’s internal legal counsel believes that this provision is sufficient to cover any losses in respect of the aforementioned matter.

In August 2002 the Company and the State of California, United States of America, entered into an agreement whereby, on payment of US$300,000, the latter acknowledges that Corimon owes nothing in respect of payments made on behalf of the Company to SBP employees and acknowledges settlement of obligations guaranteed by the Company in benefit of Standard Brands Paint Company.  This payment would be made in ten monthly installments beginning September 30, 2002 and ending on June 30, 2003 and would bear interest on overdue balances at the PRIME rate plus 1%.  Installments as from January 2003 are currently overdue.

NOTE 12 - OTHER INCOME (EXPENSE), NET:

Other income (expense), net comprises the following:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Debt settlement, net of consulting expenses (Notes 5 and 8)	303	2,934	—	—
Loss on sale of idle fixed assets (Note 6)	—	(86)	(2,220)	(357)
Effect of restatement of idle fixed assets (Note 6)	—	—	(2,693)	(1,075)
Disposal of projects	—	—	—	(495)
Other	(254)	(475)	(1,889)	934
	49	2,373	(6,802)	(993)

During the year ended March 31, 2002, as part of the debt settlement and refinancing process, income of approximately Bs 8,030 million and related expenses of approximately Bs 5,096 million were recorded.

NOTE 13 - DEBT IN FOREIGN CURRENCY:

Under the provisions of the foreign exchange regime established in July 1994 in effect until April 1996, the Company and its subsidiaries received advances in foreign currency to pay debt and import raw materials and other supplies secured by performance bonds issued by the Company and bank guarantees, of which approximately US$825,000 and US$3 million, respectively, are pending release by the Foreign Exchange Study Unit (UNEC) of the Ministry of Finance at November 30, 2002.

In May 1995 the authorities accepted the Company and its exporting subsidiaries into the Special Optional System for Exporters (REFE).  This system allowed foreign currency from exports to be kept abroad and used for payments stipulated in this system.  Any foreign currency not required for exporting activities was required to be sold to the Banco Central de Venezuela (BCV).  The Company used approximately US$1,540,000 from export collections to partially settle its net foreign debt, which was in the process of being registered with the tax authorities.  The UNEC requested the Company to provide certain supporting documentation in respect of the use of the net balance of foreign currency due at April 21, 1996 not sold to BCV.

The Company’s management expects a favorable outcome to the aforementioned matters.  Management considers that the likelihood of any material loss in respect of these contingencies is remote and, therefore, has not set aside any provision in this connection.

NOTE 14 - FOREIGN CURRENCY BALANCES:

The consolidated balance sheet at November 30, 2002 includes the following foreign currency balances, mainly in U.S. dollars:

	U.S. dollars	Equivalent in bolivars at November 30, 2002
		(In millions)

Monetary assets:
Cash and cash equivalents	9	11,925
Short-term and long-term notes and accounts receivable	11	14,575
	20	26,500
Monetary liabilities:
Loans and other debt	16	21,200
Notes, accounts payable and other accruals	11	14,575
	27	35,775

On January 21, 2003, the Venezuelan government authorized the Ministry of Finance, in conjunction with BCV, to establish temporary measures aimed at restricting the convertibility of the Venezuelan bolivar and the transfer of funds out of the country; that same day, the Ministry of Finance and BCV announced the closure of the foreign exchange market in Venezuela.

On February 5, 2003, the Ministry of Finance and BCV began to publish the legal instruments regulating the exchange control regime, one of which establishes initial official exchange rates for the U.S. dollar of Bs 1,596/US$1 (sale) and Bs 1,600/US$1 (purchase).  Also on February 5, 2003, the government created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime.

The Company’s management is currently negotiating with its creditors the terms and conditions for payment of overdue debt, taking into consideration the current foreign exchange regime (see Note 8).

NOTE 15 - CONTINGENCIES:

a) Taxes and other -

“Economic Unit” principle -

SENIAT’s National and Regional Tax Administration for Special Taxpayers of the Capital Region notified the Company on August 16, 1996 and July 14, 1997 that its income tax and business assets tax returns should not have been filed on a consolidated basis and, consequently, the Company’s final income tax and business assets tax returns for fiscal years ended March 31, 1996 and 1997 would be deemed null and void.  Consequently, subsidiaries that are part of an economic group and have been classified by the Tax Administration as special taxpayers of the Capital Region are required to file separate income tax and business assets tax returns with the Regional Tax Administration and pay their respective taxes in addition to related fines and any applicable additional assessments.

At November 30, 2002, the effect of not having filed separate final income tax and business assets tax returns would be approximately Bs 9,934 million and Bs 3,387 million for the years ended March 31, 1997 and 1996, respectively.  These amounts, in addition to taxes, include the applicable fines.

On September 26, 1996 and September 1, 1997, the Company filed appeals with SENIAT in respect of the consolidation issue for 1996 and 1997.  The Company has applied the economic unit principle for calculating consolidated taxable income from 1996 to 2000.  The Company’s management and its external tax advisors consider that the Company exerts direct or indirect shareholding control over all its subsidiaries, as well as administrative control over all decisions made by the companies of the Group, as evidenced during the appeals process.  Accordingly, based on existing legal provisions, the Company’s management and its external tax advisors believe that if current circumstances persist applicability of the economic unit principle until 2000 (effective date covered by law) would be well grounded in law for computation of consolidated taxable income and, therefore, the outcome of the appeals filed would be favorable.  The Company considers that the likelihood of any material loss regarding this matter is remote and, therefore, has not set aside any provision in this connection.

Wholesale and luxury tax -

In October 1998 the subsidiary Construcentro CRO received additional tax assessments in respect of wholesale and luxury tax for the fiscal periods between January 1996 and February 1998.  These tax assessments alleged the omission of tax debits, disallowed tax credits and gave rise to a claim for additional taxes of approximately Bs 504 million.  The Company filed an appeal which is still pending decision by the Court.  Based on this appeal, the Company has set aside a provision to cover any possible contingencies.

In April 2000 Construcentro Caracas (currently merged with Construcentro CRO) was notified of tax assessments in respect of wholesale and luxury tax for the fiscal periods between May and December 1997.  These tax assessments disallowed tax credits without supporting documentation and demanded additional taxes of approximately Bs 838 million and the applicable fine.  In June 2001 the Company filed an appeal requesting a review of the documents supporting the rejected credits.

The Company’s management and its internal legal counsel believe that the maximum risk exposure in respect of these additional assessments is not significant, since there are sufficient grounds to appeal them.  The Company considers the likelihood of any material loss in this connection to be remote and, therefore, has not set aside an additional provision in this connection.

Income tax -

The Venezuelan tax authorities have reviewed the income tax returns of several of the Company’s subsidiaries for fiscal years 1982 to 1989 and disallowed deduction of certain costs and expenses as well as tax-exempt income for approximately Bs 314 million, including fines and interest.  The main objections, which represent approximately 97% of the assessments, are in respect of tax credits for investments in anti-pollution projects and intercompany charges considered as professional fees.  The Company has successfully defended its tax treatment against all objections in the court of appeals in the case of one subsidiary; the decision of this court would create a precedent if the tax administration were to continue with the tax assessments.  The Company has also appealed the remaining 3% of the assessments, which are in respect of the treatment of tax credits and doubtful debts, among other matters.

b) Other claims -

There are other claims by the tax and municipal authorities, INCE (National Apprenticeship Training Program), and former employees against the Company and some of its subsidiaries.  These claims are being satisfactorily contested and the Company’s management and its external legal counsel believe that the final outcome will be favorable to the Company and its subsidiaries.

c) Sissons Paints Limited -

There are certain legal actions pending against the subsidiary.  In the opinion of the subsidiary’s management and legal counsel, the provision set aside of approximately US$112,000 (TT$692,000) is sufficient to cover any contingencies in this connection.

NOTE 16 - ANALYSIS OF MONETARY RESULT FOR THE YEAR:

An analysis of the monetary result for the year is provided below for the purpose of additional analysis of the consolidated financial statements:

	Eight-month period ended November 30, 2002	Year ended March 31, 2002
	(Millions of constant bolivars at November 30, 2002)

Net monetary liability position at the beginning of the year	(26,999)	(45,100)

Transactions that increased net monetary position:
Net sales	73,949	102,878
Disposal of investment resulting from debt settlement	—	22,439
Other	135	150
Subtotal	74,084	125,467

Transactions that decreased net monetary position:
Purchase of inventories	50,151	68,392
Operating expenses	15,045	26,117
Interest expense, net	5,105	4,849
Exchange loss, net	6,035	5,358
Other (income) expense, net	(49)	1,554
Deferred charges	(379)	3,766
Additions to fixed assets	872	3,616
Preferred dividends	296	598
Other	—	9
Subtotal	77,076	114,259

Estimated net monetary liability position at the end of the year	(29,991)	(33,892)
Net monetary liability position at the end of the year	(23,495)	(26,999)
Gain from monetary position	6,496	6,893

NOTE 17 - BUSINESS AND GEOGRAPHICAL SEGMENT DATA:

Most intersegment sales and transfers are recorded at commercial prices.  Corporate assets consist mainly of cash and cash equivalents, notes and accounts receivable and investments.  Export sales account for less than 10% of net consolidated sales for each of the three periods reported.  The Company does not have any customer to which it makes 10% or more of its sales.

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Net sales from ongoing operations:
Paints and related products	56,980	82,509	86,614	67,011
Packaging and inks	16,969	20,369	21,189	21,883
	73,949	102,878	107,803	88,894
Income (loss) from ongoing operations:
Paints and related products	4,695	3,342	6,264	6,075
Packaging and inks	(342)	(3,605)	(3,458)	(3,732)
Corporate	(5,061)	(5,428)	(4,522)	(5,633)
	(708)	(5,691)	(1,716)	(3,290)
Identifiable assets at year-end:
Paints and related products	111,733	102,658	105,352	105,610
Packaging and inks	39,073	36,798	41,543	51,187
Corporate	33,782	29,010	44,412	65,877
	184,588	168,466	191,307	222,674
Fixed asset depreciation and amortization of deferred charges (ongoing operations):
Paints and related products	3,638	5,018	4,991	5,211
Packaging and inks	1,709	2,465	2,257	2,397
Corporate	748	187	212	569
	6,095	7,670	7,460	8,177
Additions to fixed assets:
Paints and related products	844	3,563	1,577	2,127
Packaging and inks	28	53	507	804
Corporate	—	—	83	22
	872	3,616	2,167	2,953

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(Millions of constant bolivars at November 30, 2002)

Net sales:
Paints and related products	64,096	91,684	96,172	89,588
Intersegment	(7,116)	(9,175)	(9,558)	(22,577)

Third-party clients	56,980	82,509	86,614	67,011

Packaging and inks	19,084	22,539	23,243	23,766
Intersegment	(2,115)	(2,170)	(2,054)	(1,883)

Third-party clients	16,969	20,369	21,189	21,883

Total third-party clients	73,949	102,878	107,803	88,894

Geographical segment data:
Net sales -
Venezuela	74,248	105,904	110,921	105,236
Intersegment	(8,652)	(11,263)	(11,586)	(24,431)

Third-party clients	65,596	94,641	99,335	80,805
Caribbean Region third-party clients	8,932	8,319	8,468	8,089
Intersegment	(579)	(82)	—	—

Third-party clients	8,353	8,237	8,468	8,089

Total third-party clients	73,949	102,878	107,803	88,894

Income (loss) from ongoing operations:
Venezuela	(1,616)	(7,143)	(3,042)	(4,530)
Caribbean Region	908	1,452	1,326	1,240
	(708)	(5,691)	(1,716)	(3,290)
Assets at the end of the year:
Venezuela	164,231	153,025	184,762	216,168
Caribbean Region	20,357	15,441	6,545	6,506
	184,588	168,466	191,307	222,674

NOTE 18 - SUPPLEMENTARY INFORMATION - CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN NOMINAL BOLIVARS:

The consolidated financial statements expressed in nominal bolivars, which served as the basis for the preparation of the inflation-adjusted consolidated financial statements, are provided as supplementary information:

CORIMON, C.A. AND ITS SUBSIDIARIES

SUPPLEMENTARY CONSOLIDATED BALANCE SHEET

(Millions of nominal bolivars)

	November 30, 2002	March 31, 2002*	March 31, 2001*

Assets

Current assets:
Cash and deposits	4,497	1,952	2,979
Time deposits	596	—	—
Notes and accounts receivable	24,635	16,119	16,717
Inventories	19,896	15,433	13,633
Prepaid expenses	876	2,347	1,629
Investments	—	—	10,624

Total current assets	50,500	35,851	45,582

Time deposits	8,619	6,221	—
Fixed assets, net	36,223	36,558	36,743
Long-term accounts receivable	9,062	6,430	5,358
Deferred charges and other assets	1,264	1,637	1,822
Goodwill	1,163	1,459	1,839
	106,831	88,156	91,344
Liabilities and Shareholders’ Equity

Current liabilities:
Short-term loans and debt	10,413	5,010	16,444
Notes and accounts payable -
Suppliers	26,983	18,998	14,413
Directors and shareholders	358	291	262
Accrued wages and salaries	1,589	1,421	1,264
Interest and other accruals	13,281	11,938	14,690

Total current liabilities	52,624	37,658	47,073

Long-term loans and debt	18,397	15,222	8,397
Accrual for employee termination benefits, net of advances	3,366	3,189	2,989
Other liabilities and accruals	2,487	660	569
Preferred dividends	2,415	2,160	1,703

Total liabilities	79,289	58,889	60,731

Minority interests	3,316	3,592	4,083
Shareholders’ equity	24,226	25,675	26,530
	106,831	88,156	91,344

* Reclassified for comparative purposes

CORIMON, C.A. AND ITS SUBSIDIARIES

SUPPLEMENTARY CONSOLIDATED STATEMENT OF INCOME

(Millions of nominal bolivars)

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002 *	2001*	2000

Net sales	69,538	78,126	72,550	52,590
Cost of sales	44,903	56,053	53,494	35,058

Gross income	24,635	22,073	19,056	17,532
Selling, administrative and general expenses	17,559	19,445	15,260	14,084
Operating income	7,076	2,628	3,796	3,448
Full financing expense:
Interest expense, net	(4,740)	(3,691)	(3,295)	(1,760)
Exchange loss, net	(5,119)	(3,504)	(1,314)	(2,673)
	(9,859)	(7,195)	(4,609)	(4,433)
Other income (expense), net	176	3,887	(2,500)	(1,699)
Loss before the following items	(2,607)	(680)	(3,313)	(2,684)
Minority interests	268	481	226	660
Taxes	(464)	(835)	(876)	(737)
Loss from ongoing operations	(2,803)	(1,034)	(3,963)	(2,761)
Income from discontinued operations, net of taxes and minority interests	—	—	2,713	(9,128)
Net loss	(2,803)	(1,034)	(1,250)	(11,889)

* Reclassified for comparative purposes

Below are the bases of presentation of the consolidated financial statements expressed in nominal bolivars on the historic cost basis.  These consolidated financial statements constitute a presentation which differs from accounting principles generally accepted in Venezuela, since they give no recognition to the effects of inflation:

a) Translation of foreign subsidiaries -

The functional currency of the Company’s subsidiaries operating overseas is the local currency of the country where they operate.  Balance sheet accounts have been translated at the year-end exchange rate and income accounts at the average exchange rate for the year.  Translation differences are included in shareholders’ equity under Cumulative translation adjustment.

The Company has used the bolivar as the functional currency of the non-operating foreign subsidiaries.  Monetary assets and liabilities were translated into bolivars at the year-end exchange rate and income accounts at the average exchange rate for the year.  Translation differences are recorded in the statement of income.

b) Inventories -

Inventories are stated at average cost, which does not exceed market value.

Inventories comprise the following:

	November 30, 2002	March 31, 2002	March 31, 2001
	(Millions of nominal bolivars)

Finished products	7,005	5,749	4,937
Work in progress	2,182	1,795	1,637
Raw material	10,002	7,355	6,659
Spare parts and supplies	1,465	1,289	1,302
Merchandise in transit	700	517	337
Provision for obsolescence	(1,458)	(1,272)	(1,239)
	19,896	15,433	13,633

c) Fixed assets -

Fixed assets are stated at fair market value in usage conditions determined by appraisals performed by independent appraisers in 1996.  Additions made after revaluation as well as the remaining fixed assets are recorded at cost.  The expenses of financing and installation of assets during the construction and start-up period are capitalized.

Renewals and improvements are capitalized, while maintenance and minor repairs are expensed.

The rules for the preparation of financial statements of entities regulated by the CNV require that the bases used to calculate depreciation of current values of fixed assets (depreciation method and useful life) be the same as those used to calculate their depreciation in historic amounts.  In the Company’s case, there are differences between the estimated useful lives applied to calculate depreciation of fixed assets at current and historic cost.  Depreciation of fixed assets using the current cost method is calculated using the straight-line method over the estimated useful lives of the assets determined by independent appraisers.  Depreciation expense under the historic cost method is calculated using the straight-line method over the original estimated useful lives of the fixed assets.

Fixed assets at November 30, 2002 comprise the following:

	Historic cost	Revaluations up to 1992 and 1996	Total
	(Millions of nominal bolivars)

Buildings and facilities	3,463	18,636	22,099
Machinery and equipment	7,397	55,052	62,449
Vehicles	435	1,095	1,530
Office furniture	1,978	3,110	5,088
Accumulated depreciation	(10,841)	(45,745)	(56,586)

Total depreciable fixed assets	2,432	32,148	34,580

Land	409	—	409
Construction in progress	76	—	76
Discontinued project - Land	760	398	1,158
	3,677	32,546	36,223

d) Shareholders’ equity -

In 1998, and for the purpose of presentation of the consolidated financial statements in nominal bolivars as supplementary information, the Company’s management resolved to partially offset the deficit in nominal bolivars at March 31, 1996 of approximately Bs 51,871 million against the revaluation surplus of assets at that date amounting to approximately Bs 39,034 million, leaving a deficit of approximately Bs 12,837 million.  At November 30, 2002, the deficit in nominal amounts is approximately Bs 64,332 million (Bs 61,031 million at March 31, 2002).

For the purpose of presentation of the consolidated financial statements in nominal bolivars, the Company has included the amounts of the revaluations determined by independent appraisers up to 1996.  These amounts are not recorded in books.

NOTE 19 - SUMMARY OF DIFFERENCES BETWEEN U.S. AND VENEZUELAN GAAP:

Accounting principles generally accepted in Venezuela (VEN GAAP) are determined primarily by the Venezuelan Federation of Public Accountants (the Federation) and, in the case of companies such as Corimon, which are listed on Venezuelan stock exchanges, VEN GAAP are determined by the Venezuelan Securities and Exchange Commission (CNV).  On specific matters where neither of these organizations has issued pronouncements, International Accounting Standards are the first alternative for all accounting and disclosure matters.

In cases where VEN GAAP or International Accounting Standards do not apply, Mexican principles or U.S. GAAP are resorted to, in that order.

The accompanying consolidated financial statements were derived from the Company’s accounting records, which are prepared in accordance with Venezuelan GAAP, which differ in certain material respects from U.S. GAAP.  The consolidated financial statements are adjusted for the effects of inflation as required by VEN GAAP, which include provisions for comprehensive measurement of the effects of price level changes on the Venezuelan economy. Inflation-adjusted reporting is considered to constitute a more meaningful presentation than historic cost-based financial reporting for both VEN GAAP and reconciliation to U.S. GAAP.  Accordingly, the following reconciliations to U.S. GAAP do not include reversals of such accounting for inflation as allowed by Item 18 of Form 20-F.

The main differences between VEN GAAP and U.S. GAAP are summarized below.  Adjustments included in the reconciliation to U.S. GAAP are presented below, net of purchasing power gain (loss) on the related monetary reconciling items:

Net loss

Below is the reconciliation of consolidated net loss for the eight-month period ended November 30 and the years ended March 31:

	Sub note		Eight-month period ended November 30,	Years ended March 31,
			2002	2002	2001	2000
			(In millions of constant bolivars at November 30, 2002, except for per share amounts)
Net loss from ongoing operations under Venezuelan GAAP			(4,991)	(6,280)	(10,178)	(5,965)
Amortization of Pinco Pittsburgh goodwill	c	)	538	(343)	(343)	(343)
Deferred income tax (expense) benefit	e	)	(463)	(14,442)	9,384	(6,936)
Gain on early extinguishment of debt	d	)	—	(4,052)	—	—
Net loss from ongoing operations under U.S. GAAP			(4,916)	(25,117)	(1,137)	(13,244)
Net loss from discontinued operations under Venezuelan GAAP			—	—	(9,221)	(13,769)
Deferred acquisition cost	b	)	—	—	—	3,943
Deferred income tax (expense) benefit	e	)	—	—	(2,248)	(1,813)
Net loss from discontinued operations under U.S. GAAP			—	—	(11,469)	(11,639)
Extraordinary item:
Gain on early extinguishment of debt	d	)	—	4,052	—	—
Income from extraordinary item			—	4,052	—	—
Net loss under U.S. GAAP			(4,916)	(21,065)	(12,606)	(24,883)

The Company follows Accounting Principles Board Opinion No. 25 (APB 25) to account for its stock options under U.S. GAAP.

Shareholders’ equity

Reconciliation of consolidated shareholders’ equity at November 30 and March 31, comprises the following:

	Sub note		November 30,	March 31,
			2002	2002	2001	2000
			(In millions of constant bolivars at November 30, 2002)

Net equity under Venezuelan GAAP			89,315	82,048	88,392	116,870
Accounting for investments in affiliates			(6,259)	(6,259)	(6,259)	(6,259)
Goodwill related to Pinco acquisition	c	)	1,900	1,362	1,705	2,049
Deferred income tax	e	)	(23,063)	(22,600)	(8,158)	(15,295)

Net equity under U.S. GAAP			61,893	54,551	75,680	97,365

Below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(In millions of constant bolivars at November 30, 2002)

Balance at the beginning of the year	54,551	75,680	97,365	137,180
Debt capitalization	—	25	—	—
Preferred dividends	(296)	(598)	(611)	(811)
Net loss	(4,916)	(21,065)	(12,606)	(24,883)
Other comprehensive income	12,554	509	(8,468)	(14,121)
Balance at the end of the year	61,893	54,551	75,680	97,365

The statement of comprehensive income prepared under U.S. GAAP for the eight-month period ended November 30, and the years ended March 31 is as follows:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(In millions of constant bolivars at November 30, 2002)

Net loss	(4,916)	(21,065)	(12,606)	(24,883)
Other comprehensive loss, none of which have tax effects:
Translation adjustment	912	340	(98)	(29)
Effect from holding nonmonetary assets	11,642	169	(8,370)	(14,092)
Other comprehensive income (loss)	12,554	509	(8,468)	(14,121)
Total comprehensive income (loss)	7,638	(20,556)	(21,074)	(39,004)

The accumulated other comprehensive income (loss) comprises the following:

	Translation adjustment	Effect of holding nonmonetary assets	Accumulated other comprehensive loss
	(In millions of constant bolivars at November 30, 2002)

Balance at March 31, 1999	5,213	(127,062)	(121,849)
2000 change	(29)	(14,092)	(14,121)
Balance at March 31, 2000	5,184	(141,154)	(135,970)
Offsetting of equity accounts	—	104,672	104,672
2001 change	(98)	(8,370)	(8,468)
Balance at March 31, 2001	5,086	(44,852)	(39,766)
2002 change	340	169	509
Balance at March 31, 2002	5,426	(44,683)	(39,257)
2002 change	912	11,642	12,554
Balance at November 30, 2002	6,338	(33,041)	(26,703)

Sub-notes to shareholders’ equity

a) Accounting for investments in affiliates -

Cindú de Venezuela, S.A.

As indicated in Note 7, in March 1994 the Company sold its interest in Cindú de Venezuela, S.A. and reported this sale as a discontinued operation under Venezuelan GAAP.  As the terms of the agreement included elements of financial support by the buyer of Cindú, administrative accounting interpretations in the U.S. would have required deferral of the discontinued

operations to a later accounting period.  In 1999, 2000 and 2001, there was no material difference between the amount recognized under Venezuelan GAAP and that calculated under U.S. GAAP.

b) Deferred acquisition cost -

Under Venezuelan GAAP, acquisition related expenses are deferred and amortized, while under U.S. GAAP they are expensed as incurred.

c) Goodwill -

During the year ended March 31, 1995, Corimon acquired Pinturas Pinco.  The amount of goodwill is Bs 3,836 million, in constant bolivars at November 30, 2002 would have been recorded under U.S. GAAP arising as a result of recording the provision for deferred income taxes under U.S. GAAP.  This goodwill was initially being amortized over a 20-year term but was modified to 10 years in 1997 until March 31, 2002.  The Company adopted FAS No. 142 effective on April 1, 2002, and as a result, goodwill under U.S. GAAP is no longer amortized; annual impairment evaluation is made.

The effect on U.S. GAAP net loss from ongoing operations and net loss of applying SFAS 142 to previous periods would have been as follows:

	Years ended March 31,
	2002	2001	2000

Net loss from ongoing operations under U.S. GAAP	(25,117)	(1,137)	(13,244)
Add goodwill amortization	881	881	881
Pro forma net loss from ongoing operation under U.S. GAAP	(24,236)	(256)	(12,363)

Net loss under U.S. GAAP	(21,065)	(12,606)	(24,883)
Add goodwill amortization	881	881	881
Pro forma net loss under U.S. GAAP	(20,184)	(11,725)	(24,002)

d) Extinguishment of debt -

As described more full in Note 8, in October 2001 the Company entered into an agreement to restructure the payment terms of debt “A” above to accelerate the payment of principal and interest.  As a result, the balance owed under the debt was reduced.  This reduction has been accounted for under U.S. GAAP as an early extinguishment of debt and, accordingly, the Company recognized an extraordinary gain of approximately Bs 4,052 million in connection with this transaction.

e) Accounting for taxation -

Venezuelan GAAP is consistent with the accounting principles set forth in U.S. Accounting Principles Board Opinion No. 11 (APB 11) “Accounting for Income Tax.”  Venezuelan GAAP requires deferred taxes to be provided for at the tax rate in effect at the date of the provision.  Additionally, provisions for deferred taxation are not adjusted to take into account subsequent changes in the statutory tax rates.

The Company follows the provisions of SFAS No. 109 (SFAS 109) for U.S. GAAP reconciliation purposes. This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles:  a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; b) a deferred tax liability or asset is recognized for the estimated future tax effects of temporary differences and tax loss and tax credit carryforwards; c) the measurement of current and deferred tax liabilities and assets is based on the prevailing tax law and the effects of future changes in tax laws or rates are not anticipated and, d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is likely that they will not be realized.  Under this method, deferred income tax is recognized with respect to all temporary differences, and the benefit related to tax loss carryforwards and tax credits is recognized in the year in which the losses or credits arise (subject to a valuation provision with respect to any tax benefits that are not likely to be realized).  The subsequent realization of this benefit with which a deferred tax asset was previously associated does not affect income.  Under SFAS 109, utilization of tax loss carryforwards or other tax credits arising in prior years is not recorded as an extraordinary item as under Venezuelan GAAP.

The temporary differences under SFAS 109 are determined based on the difference between the indexed tax base of assets and liabilities, and the related amounts reported in the financial statements.  The remeasurement of deferred tax assets and liabilities at the end of the year is reported together with that of all other assets and liabilities as a restatement of the initial equity.

Deferred income tax arising out of differences between the indexed tax base of the assets and the related replacement cost reported in the financial statements is recorded under the Deferred income tax provision for the year of the financial statements.

The income tax effects of significant items comprising the Company’s net deferred income tax assets and liabilities at November 30 and March 31 under U.S. GAAP are as follows:

	Eight-month period ended November 30,	Years ended March 31,
	2002	2002	2001	2000
	(In millions of constant bolivars at November 30, 2002)

Deferred income tax liabilities:
Fixed assets	27,444	26,187	23,323	28,155

Deferred income tax assets:
Inventories	3,616	2,775	2,369	7,859
Other	765	812	712	1,068
Tax loss carryforwards	3,990	16,612	28,059	19,825
Valuation allowance	(3,990)	(16,612)	(15,975)	(15,892)
	4,381	3,587	15,165	12,860
Net deferred tax liabilities under U.S. GAAP	23,063	22,600	8,158	15,295

f) Basic and diluted loss per share -

		Eight-month period ended November 30,	Years ended March 31,
		2002	2002	2001	2000
		(In millions of constant bolivars at November 30, 2002, except for per share amounts)

	Net loss	(4,916)	(21,065)	(12,606)	(24,883)
Less:	Preferred dividend	(296)	(598)	(611)	(811)
	Loss allocated to common shareholders	(5,212)	(21,663)	(13,217)	(25,694)

	Basic and diluted loss per share (in constant bolivars):
	Ongoing operations	(6.92)	(33.33)	(1.51)	(17.82)
	Discontinued operations	—	—	(15.22)	(15.45)
	Extraordinary item	—	5.38	—	—

	Net loss	(6.92)	(27.95)	16.73	(33.27)
	Weighted average number of outstanding shares	753.49	753.49	753.49	753.49

Basic and fully diluted income (loss) per share are the same for all years as there are no contingently issued shares that are dilutive.

g) Recently issued accounting standards -

In June 2001 the FASB issued SFAS No. 141 (SFAS 14) “Business Combinations” and SFAS No. 142 (SFAS 142) “Goodwill and Other Intangible Assets.”  SFAS 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16) “Business Combinations.”  The most significant changes made by SFAS 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and; (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized.  The adoption of SFAS 141 did not have any effect on the result of operations or financial position of the Company.

SFAS 142 supersedes APB No. 17 (APB 17) “Intangible Assets.”  SFAS 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition and its provisions are effective for fiscal years beginning after December 15, 2001.  The most significant changes made by SFAS 142 are that:  (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually at the reporting unit level; (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and; (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years.  The adoption of SFAS 142 did not have a significant effect on the financial statements other than the fact that goodwill is no longer amortized.

The FASB also recently issued SFAS No. 143 (SFAS 143) “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.”  The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of a tangible long-lived asset retirement obligation and its associated asset retirement cost.  SFAS 143 is effective for fiscal years beginning after June 30, 2002.  The Company is evaluating the possible effect, if any, of future adoption of this Statement.

In August 2001 the FASB issued SFAS No. 144 (SFAS 144) “Accounting for the Impairment of Disposal or Long-Lived Assets.”  It supersedes SFAS No. 121 (SFAS 121) “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” but retains the fundamental provisions of that statement.  SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001.  The adoption of SFAS 144 did not have any effect on the result of operations or financial position of the Company.

In April 2002 The FASB issued SFAS No. 145 (SFAS 145) “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statements No. 13 and Technical Corrections.”  The most significant provision of this Statement is the rescission of FASB Statement No. 4 (FASB 4)”Reporting Gains and Losses from Extinguishment of Debt,” which required that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  The provisions of this Statement related to the rescission of Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified.  The Company considers that the adoption of this Statement will not have a significant effect on the results of its operations or its financial position.

In June 2002 the FASB issued SFAS No. 146 (SFAS 146) “Accounting for Costs Associated with Exit or Disposal Activities.”  SFAS 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 (EITF 94-3)  “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.  The Company considers that the adoption of this Statement will not have a significant effect on the result of its operations or financial position.

In December 2002 the FASB issued SFAS No. 148 (SFAS 148) “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended SFAS No. 123 (SFAS 123) “Accounting for Stock-Based Compensation.”  SFAS 148 is effective for years ending after December 15, 2002 and provides three methods for transition to the fair value method of accounting for stock options for those companies that elect to use the fair value method under SFAS 123.  The Company considers that the adoption of this Statement will not have an impact on the results of its operations or financial position.

SFAS 149 Amendments to SFAS No. 133 (SFAS 133) on “Derivative Instruments and Hedging Activities” was issued in April 2003 and is applicable for contracts entered into or modified after June 30, 2003.  The requirements of SFAS 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values.  The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met.  Certain aspects of the required hedge criteria do not allow portfolio hedging.  The Company considers that the adoption of this Statement will not have an impact on the results of its operations or financial position.

In May 2003 the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150) “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity.  SFAS 150 requires that those instruments be classified as liabilities in the statements of financial position.  SFAS 150 is applicable for all financial instruments entered into or modified after May 31, 2003 and is otherwise applicable for our fiscal year ending November 30, 2004.  The Company is in the process of evaluating the effect, if any, that the adoption of this Statement may have on the financial statements.

In November 2002 the Financial Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires a company to record as a liability the fair value of certain guarantees initiated by the company.  The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a letter of credit or prepaid rent for a residual value guarantee in an operating lease.  The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee.  The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after December 31, 2002 with the disclosure requirements applicable to us for the year ended November 30, 2003.  The Company is evaluating the effect, if any, that the adoption of this Statement may have on the financial statements.

In January 2003 the FASB issued FIN 46 Consolidation of Variable Interest Entities, which is applicable immediately to all variable interest entities (VIEs) created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date.  For VIEs created prior to February 1, 2003 it applies to the Company for the reporting period beginning December 1, 2003.  FIN 45 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  These types of entities are referred to as VIEs.  The Company is in the process of evaluating the effect, if any, that the adoption of this Statement may have on the financial statements.